The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until a final prospectus supplement is delivered. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 14, 2002

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 24, 2001)

                                     [LOGO]
                                  $300,000,000

                                   AVAYA INC.

                          % SENIOR SECURED NOTES DUE 2009
                                   ---------

    The notes will bear interest at the rate of   % per year. Interest on the
notes is payable on       and             of each year, beginning on          ,
2002. The notes will mature on       , 2009. We may redeem some or all of the
notes on or after          , 2006 at redemption prices described under
"Description of Notes--Optional Redemption." In addition, before       , 2005 we
may also redeem up to 35% of the notes at a redemption price equal to       % of
their principal amount, using the proceeds from sales of our capital stock.

    The notes will be senior obligations initially secured by a second priority security interest in the stock of most of our domestic subsidiaries, 65% of the stock of a foreign subsidiary which holds our foreign intellectual property rights, substantially all of our domestic non-real property assets and all of the proceeds therefrom. The security interest in the collateral securing the notes will be subordinated to the security interest in the collateral securing our obligations to the lenders under our credit agreements.

    In the event that (1) our corporate credit is rated at least BBB by S&P and our long-term senior unsecured debt is rated at least Baa2 by Moody's, each without a negative outlook or its equivalent, or (2) at least $400 million of unsecured indebtedness is outstanding or available under our credit agreements, we may terminate the security interest in the collateral securing the notes.

                                ----------------

    INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-11.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ----------------

                                                              PER NOTE             TOTAL
                                                              ---------         ------------
Public Offering Price.......................................         %          $
Underwriting Discount.......................................         %          $
Proceeds to Avaya (before expenses).........................         %          $

    Interest on the notes will accrue from       , 2002 to the date of delivery.

    The underwriters may also purchase up to an additional $30 million aggregate principal amount of notes from us within 30 days from the date of this prospectus supplement to cover over-allotments, if any.

                                ----------------

    The underwriters expect to deliver the notes to purchasers on or about
            , 2002.
                                ----------------

                          JOINT BOOK-RUNNING MANAGERS
SALOMON SMITH BARNEY                                  CREDIT SUISSE FIRST BOSTON
                                   ---------

DEUTSCHE BANC ALEX. BROWN
                         JPMORGAN
                                    HSBC
                                                  DRESDNER KLEINWORT WASSERSTEIN

            , 2002

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                                 --------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
                        PROSPECTUS SUPPLEMENT

Summary.....................................................     S-1
The Offering................................................     S-4
Summary Financial and Other Data............................     S-7
Risk Factors................................................    S-11
Forward Looking Statements..................................    S-25
Use of Proceeds.............................................    S-27
Capitalization..............................................    S-28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-29
Avaya.......................................................    S-51
Description of Credit Agreements............................    S-58
Description of Notes........................................    S-60
Description of Collateral Arrangements......................    S-97
Underwriting................................................   S-100
Validity of the Notes.......................................   S-102

                              PROSPECTUS

Description of Avaya........................................       3
Forward Looking Statements..................................       5
Where To Find Additional Information Regarding Avaya........       6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Accretion...............       7
Use of Proceeds.............................................       7
Description of the Indenture and Debt Securities............       7
Description of the Warrants.................................      14
Description of Capital Stock................................      15
Plan of Distribution........................................      26
Legal Opinions..............................................      27
Experts.....................................................      27

                                 --------------

    Unless otherwise provided in this prospectus supplement, trademarks identified by -Registered Trademark- and -TM- are registered trademarks or trademarks, respectively, of Avaya Inc. or Avaya Integrated Cabinet
Solutions Inc., a subsidiary of Avaya Inc. All other trademarks are the properties of their respective owners. Liquid Yield Option Notes is a trademark of Merrill Lynch & Co., Inc.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS TO HELP YOU UNDERSTAND OUR COMPANY AND THE NOTES. BECAUSE THIS IS A SUMMARY YOU SHOULD CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE IN THE PROSPECTUS, TO FULLY UNDERSTAND THE TERMS OF THE NOTES AND OTHER CONSIDERATIONS THAT MAY BE IMPORTANT TO YOU IN MAKING A DECISION ABOUT WHETHER TO INVEST IN THE NOTES. YOU SHOULD ALSO CAREFULLY REVIEW THE "RISK FACTORS" SECTION TO DETERMINE WHETHER AN INVESTMENT IN THE NOTES IS APPROPRIATE FOR YOU.

                                     AVAYA

    We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer a strong portfolio of solutions that includes communications systems, applications and related services and structured cabling products. Our systems include our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our applications include our customer relationship management, voice and unified messaging and unified communication solutions. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices throughout a building or across one or more campuses.

    We are a worldwide leader in sales of voice messaging and structured cabling systems and a U.S. leader in sales of traditional voice communications and call center systems. In addition to products where we are a leader, we also provide multi-service networking products and converged voice and data products, including server-based Internet Protocol telephony systems. Our strategy is focused on increasing our market share of these products and other advanced communications solutions by leveraging our existing customer base, cross-selling and emphasizing the value of our comprehensive global service offerings. By advanced communications solutions, we mean the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees.

    In addition to our strong portfolio of products, we support our broad customer base, which includes a significant percentage of Fortune 500 companies, with comprehensive global service offerings, including on-site repair and maintenance, installation of our products and remote diagnostics testing of our advanced systems. We believe our Services segment, consisting of approximately 10,000 employees, differentiates us from our competitors. We also offer professional services for customer relationship management, converged voice and data network products, voice and unified messaging and unified communication, as well as value-added services for the outsourcing of messaging systems and other portions of an enterprise's communications system.

    For periods prior to January 1, 2002, we reported our operations in three segments: Communications Solutions, Services and Connectivity Solutions, although this will change for future periods as described below under "Avaya--Overview." The Communications Solutions segment consists of our traditional voice communications systems and related software, converged voice and data network products, communications applications, professional services, multi-servicing networking products and product installation services. The Services segment consists of our maintenance, value-added services and data services. The Connectivity Solutions segment consists of our structured cabling systems and electronic cabinets.

                              RECENT DEVELOPMENTS

AGREEMENTS WITH WARBURG

    On March 10, 2002, we entered into a stock purchase agreement and a conversion and exercise agreement with Warburg Pincus Equity Partners, L.P. and certain of its investment funds (collectively referred to as the "Warburg Entities").

    Under the stock purchase agreement, the Warburg Entities agreed to purchase from us an aggregate of 14,383,953 shares of our common stock for $6.26 per share (the reported closing price of the common stock on the NYSE on March 8, 2002), for a total purchase price of approximately $90 million.

    Under the conversion and exercise agreement, we agreed to reduce the conversion price of our Series B convertible participating preferred stock ("Series B preferred stock") owned by the Warburg Entities from $26.71 per share to $11.31 per share and the Warburg Entities agreed to convert all of their preferred stock into 38,329,365 shares of our common stock and exercise warrants to purchase an additional 286,682 shares of our common stock from us at an exercise price of $34.73 per share, resulting in total proceeds of approximately $10 million.

    As a result of these transactions (collectively referred to as the "Warburg Transactions"), the Warburg Entities will hold approximately 53 million shares of our common stock, representing approximately 15% of our outstanding common stock and warrants to purchase approximately 12.1 million additional shares of common stock at $34.73 per share. Subsequently, there will be no shares of the preferred stock outstanding and, accordingly, the preferred stock will cease accruing dividends.

    The closing of the Warburg Transactions is subject to (i) antitrust regulatory approval, (ii) the absence of any litigation relating to the ownership of our securities by the Warburg Entities or the closing of the transactions and (iii) other customary conditions. Accordingly, we cannot assure you that the Warburg Transactions will be consummated. Each agreement may be terminated at any time by us or the Warburg Entities after April 30, 2002 if the closing has not occurred by that date and such party is not in breach of its respective agreements.

    Jeffrey Harris, a senior managing director of Warburg Pincus LLC, resigned from our board of directors prior to the board's approval of these agreements. Mr. Harris served as the chairman of our audit and finance committee. The board has appointed Mark Leslie, a member of the audit and finance committee, to succeed Mr. Harris as chairman of that committee. The Warburg Entities retain the right to designate a director for election to the board acceptable to the rest of the board who is not affiliated with the Warburg Entities.

PUBLIC OFFERING OF COMMON STOCK

    On March 11, 2002, we agreed to sell 17 million shares of our common stock at $5.90 per share in a public offering. We expect to receive net proceeds of approximately $97 million from the public equity offering. The closing of the public equity offering is subject to customary conditions and is expected to close on or about March 15, 2002.

    In connection with the public equity offering, we granted the underwriter an option to purchase an additional 2.55 million shares of our common stock on or before April 10, 2002 to cover any over-allotments for $5.90 per share, less underwriting discounts and commissions.

RATINGS DOWNGRADE; TERMINATION OF RECEIVABLES SECURITIZATION FACILITY

    On March 11, 2002, Standard & Poor's downgraded our corporate credit rating from BBB- to BB+, and downgraded our long-term senior unsecured debt from BB+ to BB-, each with a negative outlook. Also on March 11, 2002, Moody's downgraded our long-term senior unsecured debt from Baa3 to Ba3, with a negative outlook. Due to the downgrades, our obligations to the lenders under our bank credit agreements will now be secured by a substantial portion of our assets as described in "Description of Credit Agreements."

    In addition, on March 11, 2002, we notified the financial institution that is a party to our accounts receivable securitization facility that we have elected to terminate the program effective March 15, 2002. As a result of the termination, purchases of receivables by the financial institution will cease, thereby eliminating a source of liquidity for us, and collections on receivables subject to the facility (including those receivables that we retain an interest in) will be used to pay down the financial institution's $200 million investment under the facility. Until the financial institution's investment is repaid, which we expect to occur by April 30, 2002, the lenders under our credit agreements and the noteholders will only have a residual security interest in the receivables subject to the facility.

POSSIBLE SALE OF CONNECTIVITY SOLUTIONS SEGMENT

    In February 2002, we engaged Salomon Smith Barney Inc., one of the underwriters of this offering, to explore alternatives for our Connectivity Solutions segment, including the possible sale of the business. The Connectivity Solutions segment consists of our structured cabling systems and electronic cabinets and markets products including (i) the SYSTIMAX-Registered Trademark-product line of structured cabling systems primarily to enterprises of various sizes for wiring phones, workstations, personal computers, local area networks and other communications devices throughout their buildings or across their campuses, (ii) the ExchangeMax-Registered Trademark- product line of structured cabling systems primarily to central offices of service providers, such as telephone companies or Internet service providers and (iii) electronic cabinets primarily to service providers to enclose electronic devices and equipment.

    Our goal in exploring alternatives for our Connectivity Solutions segment is to strengthen our focus on higher growth opportunities by emphasizing our Communications Solutions and Services offerings, such as converged voice and data network products and unified communication and customer relationship management solutions, which unlike our Connectivity Solutions offerings, are targeted exclusively at enterprises and offer increased growth potential. In addition, we believe that the proceeds from any sale of our Connectivity Solutions segment would help enhance our liquidity. Our Connectivity Solutions segment comprised $1,322 million, or 19.5%, of our total revenue in the fiscal year ended September 30, 2001 and $135 million, or 10.3%, of our total revenue for the quarter ended December 31, 2001.

SECOND FISCAL QUARTER 2002 OUTLOOK

    On March 11, 2002, we announced that preliminary results indicate revenue for the fiscal quarter ending March 31, 2002 will be approximately
$1.240 billion to $1.275 billion.

    We also announced that we will record a one-time retained earnings charge of approximately $130 million in connection with the conversion of the Series B preferred stock by the Warburg Entities under the conversion and exercise agreement. Assuming the conversion of the Series B preferred stock occurs before April 1, 2002, this charge (which will impact earnings per share but not net income), coupled with the restructuring charge described below, will contribute to our reporting a net loss per share for the second fiscal quarter of 2002.

    In response to the continued industry-wide economic slowdown, we are currently engaged in a review of our operations with a focus on improving our business performance. Based on this review, we expect to take actions that will result in the elimination of approximately 1,900 additional positions worldwide. As a result of these actions, we plan to record a business restructuring charge of approximately $100 million in the second quarter of fiscal 2002, most of which will require a usage of cash. We may take further restructuring charges during the remainder of fiscal 2002. We expect to fund this restructuring charge through a combination of debt and internally generated funds.

                            ------------------------

    Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

                                  THE OFFERING

ISSUER....................................  Avaya Inc.

NOTES OFFERED.............................  $300 million aggregate principal amount ($   million
                                            aggregate principal amount if the underwriters exercise
                                            their over-allotment option in full) of       % senior
                                            secured notes due 2009 of Avaya Inc.

MATURITY..................................  , 2009.

INTEREST PAYMENT DATES....................  and       of each year, commencing on       , 2002.
                                            Interest on the notes will accrue from             ,
                                            2002.

OPTIONAL REDEMPTION.......................  We may redeem some or all of the notes at any time on or
                                            after             , 2006 at the redemption prices
                                            described under "Description of Notes--Optional
                                            Redemption."

                                            In addition, before       , 2005, we may also redeem up
                                            to 35% of the notes at a redemption price of    % of
                                            their principal amount, plus accrued and unpaid interest
                                            to the redemption date, using the proceeds from one or
                                            more sales of our capital stock.

                                            For more information, see "Description of
                                            Notes--Optional Redemption."

RANKING AND COLLATERAL....................  The notes will be senior obligations initially secured by a second priority security interest in the stock of
                                            most of our domestic subsidiaries, 65% of the stock of a
                                            foreign subsidiary which holds our foreign intellectual
                                            property rights, substantially all of our domestic
                                            non-real property assets and all of the proceeds
                                            therefrom. The security interest in the collateral
                                            securing the notes will be subordinated to the security
                                            interest in the collateral securing our obligations to
                                            the lenders under our credit agreements. See
                                            "Description of Collateral Arrangements" and "Risk
                                            Factors--The security interest in the collateral
                                            securing the notes will be subordinated to the security
                                            interest in the collateral securing our obligations
                                            under our credit agreements." At February 28, 2002,
                                            after giving pro forma effect to this offering and the
                                            application of the net proceeds therefrom, we would have
                                            had approximately $950 million of total commitments
                                            available to us under our credit agreements (although no
                                            indebtedness under our credit agreements would have been
                                            outstanding).

                                            The indenture will provide that in the event that:

                                            (1)  our corporate credit is rated at least BBB by S&P
                                                 and our long-term senior unsecured debt is rated at
                                                 least Baa2 by Moody's and such ratings shall not be
                                                 accompanied by a negative outlook or its
                                                 equivalent; or

                                            (2)  at least $400 million of unsecured indebtedness is
                                                 outstanding or available under our credit
                                                 agreements;

                                            we may terminate the security interest in the collateral
                                            securing the notes. The indenture will require us to
                                            create another security interest in favor of the trustee
                                            for the benefit of the noteholders in the collateral if
                                            a new Security Period (as defined in the indenture) has
                                            begun. See "Description of Notes--Ranking" and
                                            "Description of Collateral Arrangements."

                                            The notes will rank equally as to payment with all our
                                            existing and future senior debt. The notes will
                                            effectively rank ahead of all unsecured senior debt to
                                            the extent that any value of the collateral is available
                                            to the holders of the notes and effectively junior to
                                            the secured obligations of the lenders under our credit
                                            agreements, including secured obligations that do not
                                            arise under a credit agreement. At February 28, 2002,
                                            after giving pro forma effect to this offering, the
                                            recent public equity offering and the Warburg
                                            Transactions and the application of the net proceeds
                                            therefrom, on a consolidated basis we would have had
                                            $778 million of indebtedness outstanding, none of which
                                            was secured, and our subsidiaries would have had
                                            $402 million of liabilities outstanding, $12 million of
                                            which would have been indebtedness.

CHANGE OF CONTROL OFFER...................  If a change of control, as defined under "Description of
                                            Notes," of our company occurs, we will be required to
                                            make an offer to purchase all outstanding notes at a
                                            price equal to 101% of their principal amount, plus
                                            accrued and unpaid interest to the repurchase date.

                                            We may not be able to repurchase your notes if a change
                                            of control occurs, because:

                                            -    we might not have enough funds at the time; or

                                            -    the terms of our other debt instruments may prevent
                                                 us from making the required payment.

                                            In particular, under the terms of our credit agreements,
                                            a change of control will result in an event of default.

COVENANTS.................................  The indenture governing the notes will contain covenants which will be applicable at all times and will limit our
                                            ability and the ability of our restricted subsidiaries
                                            to:

                                            -    merge, consolidate, transfer or lease all or
                                                 substantially all of our assets;

                                            -    grant, or allow to exist, liens on assets;

                                            -    enter into sale/leaseback transactions; and

                                            -    amend the security documents relating to the
                                                 collateral.

                                            In addition, during any Rating Deficiency Period, as
                                            described below, we will be subject to additional
                                            covenants which will limit our ability and the ability
                                            of our restricted subsidiaries to:

                                            -    incur additional debt;

                                            -    make investments and other restricted payments
                                                 (including paying dividends on our capital stock or
                                                 redeeming or repurchasing our capital stock or
                                                 subordinated obligations);

                                            -    sell assets or stock of our restricted
                                                 subsidiaries;

                                            -    enter into transactions with affiliates; and

                                            -    allow our subsidiaries to guarantee other debt.

                                            A Rating Deficiency Period means any period (x)
                                            beginning on the date on which the notes are issued and
                                            any other date that the rating of the notes falls below
                                            either Baa3 by Moody's or BBB- by S&P and (y) ending on
                                            the date that the notes are rated at least BBB- by S&P
                                            and Baa3 by Moody's and such ratings are not accompanied
                                            by a negative outlook or its equivalent.

                                            These covenants are subject to a number of important and
                                            significant limitations and exceptions. See "Description
                                            of Notes--Covenants."

USE OF PROCEEDS...........................  We expect to receive aggregate net proceeds from the
                                            sale of the notes of approximately $    million
                                            ($       million if the underwriters exercise their
                                            over-allotment option in full), after deducting the
                                            underwriting discount and estimated offering expenses
                                            payable by us. We intend to use the net proceeds to
                                            repay amounts outstanding under our credit agreements
                                            and for general corporate purposes.

RISK FACTORS..............................  Investing in the notes involves substantial risks. See
                                            "Risk Factors" for a description of some of the risks
                                            you should consider before investing in the notes.

                        SUMMARY FINANCIAL AND OTHER DATA

    The following table sets forth summary financial and other data derived from our unaudited consolidated financial statements as of December 31, 2001 and for the three and twelve months ended December 31, 2001 and the three months ended December 31, 2000, and from our audited consolidated financial statements as of and for the fiscal years ended September 30, 2001, 2000 and 1999. In our opinion, the unaudited consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of the financial condition, results of operations and cash flows for the periods indicated. Certain prior year amounts for the three months ended December 31, 2000 and the fiscal year ended September 30, 2000 have been reclassified to conform to the current interim period presentation. The consolidated results of operations for the interim periods reported are not necessarily indicative of the results to be experienced for the entire fiscal year. The summary financial and other data for fiscal years ended September 30, 2000 and 1999, which represent periods prior to our September 30, 2000 separation from Lucent, may not be indicative of our performance as an independent company. The summary financial and other data for all periods should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

    As used in the table below, Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, is defined as operating income (loss) plus depreciation and amortization. Although EBITDA is not recognized under generally accepted accounting principles, it is accepted by the industry as a generally recognized measure of performance and is used by analysts who report publicly on the condition and performance of companies in our industry. For the foregoing reasons, we believe that EBITDA is useful to investors. However, investors should not consider EBITDA to be an alternative to operating income (loss) as determined in accordance with generally accepted accounting principles, an alternative to cash flows from operating activities (as a measure of liquidity) or an indicator of our performance under generally accepted accounting principles.

    In the table below we have also presented "adjusted EBITDA" which adjusts EBITDA by excluding certain non-recurring and one-time charges and income. For the three months ended December 31, 2001, adjusted EBITDA excludes $6 million in business restructuring related expenses associated with outsourcing certain manufacturing operations. For the three months ended December 31, 2000, adjusted EBITDA excludes $36 million of start-up expenses and $23 million of other related expenses associated with our spin-off from Lucent. For the twelve months ended December 31, 2001, adjusted EBITDA excludes $820 million in net business restructuring charges and related expenses primarily associated with our accelerated restructuring plan and outsourcing of certain manufacturing operations, $12 million in start-up expenses attributed to our spin-off from Lucent and $32 million in purchased in-process research and development expenses related to acquisitions made during fiscal 2001. For fiscal 2001, adjusted EBITDA excludes $837 million in net business restructuring charges and related expenses primarily associated with our accelerated restructuring plan and outsourcing of certain manufacturing operations, $48 million in start-up expenses attributed to our spin-off from Lucent, and $32 million in purchased in-process research and development expenses related to acquisitions made during fiscal 2001. For fiscal 2000, adjusted EBITDA excludes $684 million in business restructuring charges and related expenses and $73 million in start-up expenses due to our separation from Lucent, partially offset by the exclusion of $6 million in operating income from the results of the wire installation business we exited during this period. For fiscal 1999, adjusted EBITDA excludes $166 million in operating income associated with the results and sale of our lease business, $24 million in operating income related to the results from the wire installation business and $33 million reversal of a restructuring reserve.

                                       THREE MONTHS           TWELVE MONTHS                        YEAR ENDED
                                    ENDED DECEMBER 31,      ENDED DECEMBER 31,                   SEPTEMBER 30,
                                  -----------------------   ------------------       --------------------------------------
                                    2001           2000            2001                2001           2000           1999
                                  --------       --------   ------------------       --------       --------       --------
                                                                    (DOLLARS IN MILLIONS)
STATEMENTS OF OPERATIONS:
  Revenue.......................   $1,306         $1,785          $6,314              $6,793         $7,732         $8,268
  Costs.........................      789          1,028           3,658               3,897          4,483          4,760
                                   ------         ------          ------              ------         ------         ------
  Gross margin..................      517            757           2,656               2,896          3,249          3,508
                                   ------         ------          ------              ------         ------         ------
  Operating expenses
    Selling, general and
      administrative............      418            568           1,908               2,058          2,540          2,632
    Business restructuring
      charges (reversals) and
      related expenses(1).......        6             23             820                 837            684            (33)
    Research and development....      120            140             516                 536            468            540
    Purchased in-process
      research and
      development...............       --             --              32                  32             --             --
                                   ------         ------          ------              ------         ------         ------
  Total operating expenses......      544            731           3,276               3,463          3,692          3,139
                                   ------         ------          ------              ------         ------         ------
  Operating income (loss).......      (27)            26            (620)               (567)          (443)           369
  Other income, net.............        6              9              31                  34             71             28
  Interest expense..............       (9)           (10)            (36)                (37)           (76)           (90)
                                   ------         ------          ------              ------         ------         ------
  Income (loss) before income
    taxes.......................      (30)            25            (625)               (570)          (448)           307
  Provision (benefit) for income
    taxes.......................      (10)             9            (237)               (218)           (73)           121
                                   ------         ------          ------              ------         ------         ------
  Income (loss) before
    cumulative effect of
    accounting change...........      (20)            16            (388)               (352)          (375)           186
  Cumulative effect of
    accounting change (net of
    income taxes of $62 in
    1999).......................       --             --              --                  --             --             96
                                   ------         ------          ------              ------         ------         ------
  Net income (loss).............   $  (20)        $   16          $ (388)             $ (352)        $ (375)        $  282
                                   ======         ======          ======              ======         ======         ======
CASH FLOW DATA:
  Cash flows provided by (used
    for) operating activities...   $  (92)        $   58          $ (283)             $ (133)        $  485         $  431
  Cash flows provided by (used
    for) investing activities...   $  (26)        $ (116)         $ (275)             $ (365)        $ (428)        $  (86)
  Cash flows provided by (used
    for) financing activities...   $  122         $  329          $  276              $  483         $   42         $ (257)

                                                                                             AS OF
                                                                                         SEPTEMBER 30,
                                                                  AS OF          ------------------------------
                                                            DECEMBER 31, 2001      2001       2000       1999
                                                            ------------------   --------   --------   --------
                                                                           (DOLLARS IN MILLIONS)
BALANCE SHEET DATA:
  Cash and cash equivalents...............................        $  252          $  250     $  271     $  194
  Receivables, less allowances(2).........................           906           1,163      1,758      1,765
  Inventory...............................................           627             649        639        824
  Deferred income taxes, net..............................           207             246        450        137
  Other current assets....................................           511             461        244        123
  Total current assets....................................         2,503           2,769      3,362      3,043
  Property, plant and equipment, net......................           965             988        966        676
  Prepaid benefit costs...................................            --              --        387         --
  Deferred income taxes, net..............................           591             529         44        171
  Goodwill and intangible assets, net.....................           243             253        204        261
  Other assets............................................           119             109         74         88
  Total assets............................................         4,421           4,648      5,037      4,239
  Total debt (including current portion)..................           776             645        793         10
  Series B preferred stock................................           402             395         --         --
  Stockholders' equity....................................           452             481        764      1,817

                             THREE MONTHS ENDED           PRO FORMA                              YEAR ENDED
                                DECEMBER 31,            TWELVE MONTHS                          SEPTEMBER 30,
                          -------------------------   ENDED DECEMBER 31,         ------------------------------------------
                            2001             2000          2001 (3)                2001             2000             1999
                          --------         --------        --------              --------         --------         --------
                                                                (DOLLARS IN MILLIONS)
OTHER DATA:
  Capital
    expenditures........    $ 26            $  92           $  275                 $341             $499             $202
  Depreciation and
    amortization........      60               66              267                  273              220              212
  EBITDA................      33               92             (353)                (294)            (223)             581
  Adjusted EBITDA.......      39              151              511                  623              528              358

  Ratio of total debt to
    EBITDA(4)...........                                       N/A(5)               N/A(5)           N/A(5)           0.0
  Ratio of net debt to
    EBITDA(4)...........                                       N/A(6)               N/A(6)           N/A(6)           N/A(7)
  Ratio of EBITDA to
    interest expense....                                       N/A(8)               N/A(8)           N/A(8)           6.5

  Ratio of total debt to
    adjusted EBITDA(4)..                                       1.5                  1.0              1.5              0.0
  Ratio of net debt to
    adjusted EBITDA(4)..                                       0.7                  0.6              1.0              N/A(7)
  Ratio of adjusted
    EBITDA to interest
    expense.............                                      13.7                 16.8              6.9              4.0

  Ratio of earnings to
    fixed charges(9)....     N/A(9)           1.8                                   N/A(9)           N/A(9)           3.2
  Pro forma ratio of
    earnings to fixed
    charges(10).........     N/A(10)                                                N/A(10)

------------------------

 (1) The following table presents the cash and non-cash portions of the business restructuring charges (reversals) and related expenses for the three and twelve months ended December 31, 2001, the three months ended December 31, 2000 and for the fiscal years ended September 30, 2001, 2000 and 1999:

                                           THREE MONTHS       TWELVE MONTHS
                                               ENDED              ENDED                 YEAR ENDED
                                           DECEMBER 31,       DECEMBER 31,             DECEMBER 31,
                                        -------------------   -------------   ------------------------------
                                          2001       2000         2001          2001       2000       1999
                                        --------   --------   -------------   --------   --------   --------
                                                               (DOLLARS IN MILLIONS)
Cash..................................    $  6       $ 23          $242        $ 259       $554       $ --
Non-cash..............................      --         --           578          578        130        (33)
                                          ----       ----          ----        -----       ----       ----
Total business restructuring charges
  (reversals) and related expenses....    $  6       $ 23          $820        $ 837       $684       $(33)
                                          ====       ====          ====        =====       ====       ====

 (2) On March 11, 2002, we elected to terminate our $200 million accounts receivable securitization facility effective as of March 15, 2002. Accounts receivable allowances as of December 31, 2001, and September 30, 2001, 2000 and 1999 were $74 million, $68 million, $62 million and $58 million, respectively.

 (3) The ratios for the twelve months ended December 31, 2001 give pro forma effect to the issuance of $300 million aggregate principal amount of notes as if such indebtedness was issued and outstanding as of January 1, 2001 at an assumed interest rate of 10.75% and the application of the proceeds therefrom such that there was no other indebtedness outstanding during such period other than the indebtedness of our subsidiaries and the LYONs, which were issued on October 31, 2001.

 (4) Total debt is defined as the current and long-term portion of debt and net debt is defined as total debt minus cash and cash equivalents.

 (5) For the twelve months ended December 31, 2001, fiscal 2001 and fiscal 2000, total debt exceeded EBITDA by $1,131 million, $939 million and $1,016 million, respectively.

 (6) For the twelve months ended December 31, 2001, fiscal 2001 and fiscal 2000, net debt exceeded EBITDA by $714 million, $689 million and $745 million, respectively.

 (7) Our balance sheets for periods prior to the separation from Lucent do not include an allocation of Lucent debt at the corporate level because Lucent used a centralized approach to finance its operations. In fiscal 1999, EBITDA and adjusted EBITDA exceeded net debt by $765 million and $542 million, respectively.

 (8) For the twelve months ended December 31, 2001, fiscal 2001 and fiscal 2000, EBITDA was inadequate to cover interest expense by $390 million, $331 million and $299 million, respectively.

 (9) For purposes of determining the ratio of earnings to fixed charges in the table above, earnings are defined as income (loss) from continuing operations before income taxes, plus fixed charges less capitalized interest. Fixed charges consist of interest expense on all indebtedness, including capitalized interest, amortization of debt issuance costs, and that portion of operating lease rental expense that is representative of the interest factor. For the three months ended December 31, 2001, earnings were inadequate to cover fixed charges by $30 million. For the fiscal year ended September 30, 2001, earnings were inadequate to cover fixed charges by $576 million. For the fiscal year ended September 30, 2000, earnings were inadequate to cover fixed charges by $450 million.

 (10) The calculation of pro forma ratio of earnings to fixed charges for the three months ended December 31, 2001 and fiscal 2001 have been adjusted to include an estimated net increase in interest expense of $6 million and $15 million, respectively, from refinancing our commercial paper with the notes offered hereby at an assumed interest rate of 10.75%. For the three months ended December 31, 2001 and fiscal 2001, earnings were inadequate to cover pro forma fixed charges by $36 million and $591 million, respectively.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE NOTES.

                          RISKS RELATING TO THE NOTES

THE SECURITY INTEREST IN THE COLLATERAL SECURING THE NOTES WILL BE SUBORDINATED TO THE SECURITY INTEREST IN THE COLLATERAL SECURING OUR OBLIGATIONS TO THE LENDERS UNDER OUR CREDIT AGREEMENTS.

    At closing, we will enter into a security agreement with the collateral trustee for the benefit of the lenders under our credit agreements and the holders of the notes. Upon completion of all requisite governmental filings and other actions necessary to perfect the security interest in the collateral, the security agreement will create a first priority security interest in certain collateral in favor of the collateral trustee. However, under the terms of the intercreditor agreement between the trustee and the bank agent, your security interest in the collateral will be subordinated to the security interest in the collateral held by the lenders under our credit agreements. The terms of the intercreditor agreement provide that you will have no rights in the collateral (including any rights in the manner of disposing the collateral) until all of our obligations to the lenders owing under the credit agreements and any other obligations of ours owed to any lender party to a credit agreement (including obligations under or in respect of letters of credit, hedging agreements, cash management agreements or otherwise) have been repaid in full. In addition, until all of our obligations owed to the lenders are repaid in full, the lenders will have the right, in their sole discretion, to release all or part of the collateral securing the lenders under our credit agreements and the notes. If the lenders were to exercise their right to release all of the collateral, your notes may become unsecured. The lenders are under no obligation to take the interests of noteholders into account in determining whether to exercise their rights in respect of the collateral, and their interests may differ or be adverse from yours.

    In the event of a bankruptcy or foreclosure, it is possible that if the collateral were sold or otherwise liquidated, the proceeds from such sale would not be sufficient to repay the notes in full or at all after first paying in full all of our obligations under the credit agreements and any other obligations. The extent to which the notes are secured will also depend on the market value of the collateral at the time of sale or liquidation. We cannot assure you that the fair market value of the collateral securing the notes would be sufficient to pay the amounts due under the notes.

IN SOME INSTANCES WE WILL BE ABLE TO TERMINATE THE SECURITY INTEREST IN THE COLLATERAL SECURING THE NOTES AND THEREAFTER THE NOTES WILL BE EFFECTIVELY SUBORDINATED TO OUR SECURED INDEBTEDNESS.

    We may terminate the security interest in the collateral securing the notes if (1) our corporate credit is rated at least BBB by S&P and our long-term senior unsecured debt is rated at least Baa2 by Moody's (and such ratings are not accompanied by a negative outlook or its equivalent) or (2) at least
$400 million of unsecured indebtedness is outstanding or available under our credit agreements. The termination of the security interest in the collateral securing the notes does not obligate any of our other creditors (other than the lenders under our credit agreements) to release any security securing their debt. As a result, if the notes were unsecured and we had other outstanding secured debt, the notes would be effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness. If we become insolvent or are liquidated, or if payment under any of our secured debt obligations is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the unsecured notes. Therefore, the holders of the notes may recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation.

    The security agreement grants the collateral trustee for the benefit of the lenders under our credit agreements and the holders of the notes a security interest in a subtantial portion of our assets including, subject to certain exceptions, our equipment, inventory, accounts receivable, U.S. intellectual property, contract rights, investment property and deposit accounts. The collateral trustee will also be granted a pledge of the capital stock of substantially all of our U.S. subsidiaries and 65% of the capital stock of a foreign subsidiary that holds the beneficial and economic right to utilize certain intellectual property outside North America. Subject to certain exceptions, the security interests will be perfected only with respect to assets that can be perfected by filing a financing statement under the Uniform Commercial Code, by filing in the U.S. Patent and Trademark Office or by the collateral trustee taking physical possession of the assets. With the exception of one party which holds a substantial portion of our inventory, the collateral trustee will not notify or seek acknowledgment of a security interest from any third parties. To the extent that the collateral trustee does not perfect its security interest in any of our assets and any of our other creditors were to perfect a security interest in those assets, such other creditors would have a prior claim on those assets.

YOU MAY NOT BE ABLE TO FULLY REALIZE THE VALUE OF YOUR LIENS.

    THE COLLATERAL MAY NOT BE VALUABLE ENOUGH TO SATISFY ALL THE OBLIGATIONS
     SECURED BY THE COLLATERAL.

    We will secure our obligations under the notes by the pledge of a substantial portion of our assets. This pledge is also for the benefit of the lenders under the credit agreements.

    The collateral arrangements and the indenture governing the notes will provide that we may apply the proceeds of any sale of assets, including collateral (other than sales by the collateral trustee after acceleration of the debt under the credit agreements), to repay debt under our credit agreements prior to repaying amounts owed under the notes.

    The value of the collateral in the event of a liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. No independent appraisals of any of the collateral have been prepared by us in connection with this offering of notes. Accordingly, we cannot assure you that the proceeds of any sale of the collateral following any acceleration of our obligations under the credit agreements and the notes would be sufficient to satisfy amounts due on the notes and the credit agreements secured thereby.

    If the proceeds of any sale of the collateral were not sufficient to repay all amounts due on any notes, noteholders would have only an unsecured claim against our remaining assets. Some or all of the collateral may be illiquid and may have no readily ascertainable market value. Likewise, we cannot assure you that the collateral will be saleable or, if saleable, that there will not be substantial delays in its liquidation. To the extent that liens, rights and easements granted to third parties encumber assets located on property owned by us or constitute subordinate liens on the collateral, those third parties have or may exercise rights and remedies with respect to the property subject to such encumbrances (including rights to require marshalling of assets) that could adversely affect the value of the collateral located at the site and the ability of the collateral trustee to realize or foreclose on the collateral at that site.

    In addition, the indenture governing the notes will permit us to issue additional secured debt, including debt secured equally and ratably by the same assets pledged to you. This would reduce amounts payable to you from the proceeds of any sale of the collateral.

    BANKRUPTCY LAWS MAY LIMIT YOUR ABILITY TO REALIZE VALUE FROM THE COLLATERAL.

    The right of the collateral trustee to repossess and dispose of the collateral upon the occurrence of an event of default under the credit agreements or the indenture governing the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral trustee repossessed and disposed of the collateral. Under Title 11 of the United States Code, the bankruptcy code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the bankruptcy code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines that the value of the secured creditor's interest in the collateral is declining during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the notes could be delayed following commencement of a bankruptcy case, (2) whether or when the collateral trustee could repossess or dispose of the collateral or (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of "adequate protection."

    THE COLLATERAL IS SUBJECT TO CASUALTY RISKS

    We are obligated under the credit agreements and the collateral arrangements to maintain adequate insurance or solely insure against hazards to the extent done by corporations operating properties of a similar nature in the same or similar localities. There are, however, certain losses, that may be either uninsurable or not economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the pledged collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all the secured obligations, including the notes.

THE COLLATERAL TRUSTEE'S ABILITY TO EXERCISE REMEDIES IS LIMITED.

    The security agreement provides the collateral trustee with significant remedies including foreclosure and sale of all or parts of the collateral. However, the rights of the collateral trustee to exercise significant remedies (such as foreclosure) are, subject to certain exceptions, limited to a payment default either under a credit agreement or under the notes, our bankruptcy or the acceleration of the indebtedness under either a credit agreement or the notes.

OUR SUBSTANTIAL AMOUNT OF DEBT COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND PREVENT US FROM MAKING PAYMENTS ON THE NOTES.

    We have, and after this offering will continue to have, a substantial amount of debt. At February 28, 2002, after giving pro forma effect to this offering, the recent public equity offering and the Warburg Transactions and the application of the net proceeds therefrom, we would have had approximately
$778 million of debt outstanding on a consolidated basis and the ability to borrow an additional approximately $950 million under our credit agreements.

    Our substantial amount of debt and other obligations could have important consequences to you. For example, it could:

    - make it more difficult for us to satisfy our obligations with respect to the notes;

    - increase our vulnerability to general adverse economic and industry conditions;

    - limit our ability to obtain additional financing for future working capital, capital expenditures, acquisitions and other general corporate requirements;

    - increase our vulnerability to interest rate fluctuations because our credit agreements provide for interest at variable rates;

    - require us to dedicate a substantial portion of our cash flow from operations to payments on our debt and other obligations thereby reducing the availability of our cash flow from operations for other purposes;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

    - place us at a competitive disadvantage compared to our competitors that have less debt.

    The agreements governing our debt, including our credit agreements and, during a Rating Deficiency Period, the indenture governing the notes, limit, but do not prohibit, us from incurring additional debt and we may incur a significant amount of additional debt in the future. If new debt is added to our current debt levels, these related risks could increase.

    Our ability to make scheduled payments on or to refinance our debt and other obligations, including the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and other obligations, we may be forced to reduce or delay scheduled expansion plans and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient to pay our debt obligations when they become due. In the event that we are required to dispose of material assets or operations or restructure our debt or other obligations, we cannot assure you as to the terms of any such transaction or how soon any such transaction could be completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

THE AGREEMENTS GOVERNING SOME OF OUR DEBT CONTAIN VARIOUS COVENANTS AND RESTRICTIONS WHICH LIMIT THE DISCRETION OF OUR MANAGEMENT IN OPERATING OUR BUSINESS AND COULD PREVENT US FROM ENGAGING IN SOME ACTIVITIES THAT MAY BE BENEFICIAL TO OUR BUSINESS.

    The indenture governing the notes and our Liquid Yield Option-TM- Notes due 2001, or LYONs, and our credit agreements contain various covenants and restrictions that limit our ability and the ability of our restricted subsidiaries to, among other things:

    - grant liens on assets;

    - enter into sale/leaseback transactions;

    - merge, consolidate or transfer or lease all or substantially all of our assets;

    - incur additional debt;

    - make restricted payments (including paying dividends or distributions on our capital stock, or redeeming or repurchasing our capital stock or subordinated obligations);

    - make investments or acquisitions;

    - sell our assets or stock of our subsidiaries; and

    - engage in transactions with affiliates.

    With respect to the indenture governing the notes, the first three restrictions listed above will apply at all times and the remaining restrictions will apply only during a Rating Deficiency Period. When the notes are issued, a Rating Deficiency Period will exist and, under the terms of the indenture, all of the restrictions listed above will apply.

    In addition, our credit agreements contain covenants that require us to maintain specified financial ratios and satisfy financial tests. As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing, to compete effectively or to take advantage of new business opportunities.

    Our failure to comply with the covenants and restrictions contained in the agreements governing our debt could lead to a default under these agreements. If such a default occurs and we are unable to obtain a waiver, the lenders or the holders of the debt in default could accelerate the maturity of the related debt, which in turn could trigger the cross-acceleration provisions of our other financing agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cross Acceleration/Cross Default Provisions." In addition, the lenders under our credit agreements could terminate their commitments to lend to us. If any of these events occur, we cannot assure you that we will have sufficient funds available to pay in full the total amount of obligations that become due as a result of any such acceleration, or that we will be able to find additional or alternative financing to refinance any such accelerated obligations. Even if we could obtain additional or alternative financing, we cannot assure you that it would be on terms that would be acceptable to us.

    We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants as we have in the past.

THE NOTES ARE STRUCTURALLY SUBORDINATED TO THE CLAIMS OF OUR SUBSIDIARIES' CREDITORS.

    The notes are not guaranteed by our subsidiaries. In the event of an insolvency, liquidation, dissolution, reorganization or similar proceeding of any of our subsidiaries, any creditors and preferred shareholders of that subsidiary would be entitled to payment in full from that subsidiary's assets and earnings before such assets or earnings may be distributed to us to service payments on the notes. Since the notes are not the obligations of our subsidiaries, our rights to the assets of any of our subsidiaries upon liquidation or reorganization (and consequently the right of the holders of the notes to participate in the distribution of proceeds from those assets) will be structurally subordinated to the claims of the creditors of that subsidiary, including trade creditors, and any preferred shareholders. At February 28, 2002, our subsidiaries had approximately $402 million of liabilities outstanding, including trade payables, and they may incur significant liabilities in the future which would structurally be senior to the notes.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER REQUIRED BY THE INDENTURE.

    Upon the occurrence of specific change of control events as described under "Description of Notes--Change of Control," we will be required to offer to repurchase all of the notes at 101% of their principal amount, plus accrued and unpaid interest. A change of control may also accelerate our obligations to repurchase the LYONs and to repay our obligations under our credit agreements. It is unlikely that we would have sufficient assets or be able to obtain sufficient third party financing on favorable terms to satisfy all of our obligations under the notes and these other instruments upon a change of control.

    Any future credit agreements or other agreements or instruments relating to indebtedness to which we become a party may contain restrictions on our ability to offer to repurchase the notes in connection with a change of control. In the event a change of control occurs at a time when we are prohibited from offering to purchase the notes, we could attempt to obtain the consent of the lenders under those agreements or attempt to refinance the related indebtedness. If we do not obtain the necessary consents or refinance the related indebtedness, we would remain prohibited from offering to purchase the notes. In such case, our failure to offer to purchase the notes would constitute a default under the indenture, which, in turn, could result in amounts outstanding under our credit agreements and any future credit agreements or other agreement relating to indebtedness being declared due and payable. Any such declaration could have adverse consequences to us and the holders of the notes.

    The provisions relating to a change of control included in the indenture may increase the difficulty for a potential acquiror to obtain control of us. In addition, some important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a "change of control" under the indenture.

WE MAY BE UNABLE TO REPAY THE NOTES.

    At maturity, the entire outstanding principal amount of any outstanding notes will become due and payable by us. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount when due. Material unanticipated events or liabilities related to our business may arise or our business, financial condition and results of operations may be materially and adversely affected by general market and economic conditions and the other factors discussed in this "Risk Factors" section, thereby making it more difficult for us to service our debt obligations with respect to the notes. Our failure to repay the notes at maturity would constitute an event of default under the indenture. Any such default, in turn, would likely cause a default under and an acceleration of our other indebtedness, some of which may be secured or effectively rank senior to the notes.

A TRADING MARKET MAY NOT DEVELOP FOR THE NOTES.

    The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any securities exchange or to seek approval for quotation through an automated quotation system. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and may cease their market-making activities at any time at their discretion without notice. As a result, we cannot assure you that a trading market will develop for the notes. If a market for the notes develops, prevailing interest rates, the markets for similar securities and other factors could cause the notes to trade at prices lower than their purchase price or reduce the liquidity of the notes.

    The market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions may adversely affect you as a holder of the notes while our notes are rated non-investment grade.

                         RISKS RELATED TO OUR BUSINESS

OUR PRODUCT REVENUE HAS BEEN DECLINING, AND IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR SALES IN MARKET SEGMENTS WITH HIGHER GROWTH RATES, OUR REVENUE MAY CONTINUE TO DECLINE AND WE MAY NOT BECOME PROFITABLE.

    We have been experiencing a decline in revenue over the last few years, primarily from our Communications Solutions segment, which among other things includes our traditional voice communications products and related software. We expect, based on various industry reports, a low growth rate in the market segments for these traditional products. We are implementing a strategy to capitalize on the higher growth opportunities in our market, including advanced communications solutions such as converged voice and data network products, customer relationship management solutions, unified communication applications and multi-service networking products. The success of this strategy, however, is subject to many risks, including risks that:

    - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

    - customers do not accept our products or new technology, or industry standards develop that make our products obsolete; or

    - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

    If we are unsuccessful in implementing our strategy, the contribution to our results from Communications Solutions may decline, reducing our overall revenue, requiring a greater need for capital resources and adversely affecting our operating results.

    In addition, the long-term trend of decline in our revenue described above has been made worse by the economic slowdown that began in the first half of calendar 2001, particularly in the U.S. The economic slowdown, which was exacerbated by the events of September 11, 2001 and the aftermath of such events, has had and continues to have an adverse effect on our operating results. Our revenue for the quarter ended December 31, 2001 was $1,306 million, a decrease of 26.8%, or $479 million, from $1,785 million for the quarter ended December 31, 2000 and a sequential decrease of 9.4%, or

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$136 million, from $1,442 million for the quarter ended September 30, 2001. In addition, for the quarter ended December 31, 2001 we had a net loss of $20 million compared to net income of $16 million for the quarter ended December 31, 2000. For fiscal year 2001, we had a net loss of $352 million. If the global economy, and in particular the U.S. economy, does not improve, our revenue and operating results will continue to be adversely affected.

WE ARE SIGNIFICANTLY CHANGING THE FOCUS OF OUR COMPANY IN ORDER TO CONCENTRATE ON THE DEVELOPMENT AND MARKETING OF ADVANCED COMMUNICATIONS SOLUTIONS, INCLUDING CONVERGED VOICE AND DATA NETWORK PRODUCTS, AND THIS CHANGE IN FOCUS MAY NOT BE SUCCESSFUL OR MAY ADVERSELY AFFECT OUR BUSINESS.

    We are making a significant change in the direction and strategy of our company to focus on the development and sales of products to be incorporated in advanced communications solutions, including products that facilitate the convergence of voice and data networks. In order to implement this change, we must:

    - retrain our sales staff to sell new types of products and improve our marketing of such products;

    - develop relationships with new types of distribution partners;

    - research and develop more data products and products using communications media other than voice traffic, which has historically been our core area of expertise; and

    - build credibility among customers that we are capable of delivering advanced communications solutions beyond our historic product lines.

    Most of these challenges have required, and will continue to require, that we increase costs substantially without any certainty of success. If we are not successful, our operating results may be adversely affected. However, even if we successfully address these challenges, our operating results may still be adversely affected if the market opportunity for advanced communications solutions, including converged voice and data network products, does not develop in the ways that we anticipate. Because this market opportunity is in its early stages, we cannot predict whether:

    - the demand for advanced communications solutions and converged voice and data products will grow as fast as we anticipate;

    - new technologies will cause the market to evolve in a manner different than we expect; or

    - we will be able to obtain a leadership or profitable position as this opportunity develops.

WE MAY NOT BE ABLE TO DISPOSE OF OUR CONNECTIVITY SOLUTIONS BUSINESS ON TERMS SATISFACTORY TO US OR AT ALL.

    In February 2002, we engaged Salomon Smith Barney Inc., one of the underwriters of this offering, to explore alternatives for our Connectivity Solutions segment, including the possible sale of the business. Our goal in exploring alternatives for our Connectivity Solutions segment is to strengthen our focus on higher growth opportunities by emphasizing our Communications Solutions and Services offerings, such as converged voice and data network products and unified communication and customer relationship management solutions, which unlike our Connectivity Solutions offerings, are targeted exclusively at enterprises, and offer increased growth potential. In addition, we believe that the proceeds from any sale of our Connectivity Solutions segment would help enhance our liquidity. However, we may not be able to dispose of our Connectivity Solutions segment on terms satisfactory to us or at all. If we are unable to dispose of our Connectivity Solutions segment on terms satisfactory to us or at all, our operating results and liquidity may suffer and we may not be able to focus our business on our Communications Solutions and Services offerings, which may adversely affect our business.

IF WE DISPOSE OF OUR CONNECTIVITY SOLUTIONS BUSINESS, OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

    Historically, our Connectivity Solutions segment has provided a significant contribution to our operating results. Any disposition of our Connectivity Solutions segment could result in the loss of a historically significant contributor to our operating results, which could adversely affect our consolidated operating results.

    Although we calculate operating income (loss) and depreciation and amortization by segment, we do not calculate EBITDA by segment because we do not allocate some of our corporate and unallocated shared expenses to our segments. As a result, we cannot determine the amount of EBITDA contributed to our operations by our Connectivity Solutions segment. We cannot assure you that any of the corporate and unallocated shared expenses are attributable to our Connectivity Solutions segment and to the extent such costs are not attributable to our Connectivity Solutions segment, such costs would remain with our Communications Solutions and Services business upon a disposition of our Connectivity Solutions segment. Assuming all such costs were allocated to our Communications Solutions and Services segments, our Connectivity Solutions segment would have contributed $416 million in EBITDA to our consolidated EBITDA loss of $294 million for the fiscal year ended September 30, 2001, and EBITDA loss for our remaining businesses would have been $710 million for the same period.

OUR LARGEST DISTRIBUTOR MAY NOT BE ABLE TO SATISFY IN FULL ITS OBLIGATIONS TO US UNDER A SHORT-TERM LINE OF CREDIT.

    During fiscal 2001, we granted a short-term line of credit for the purchase of our products and services to our largest distributor, Expanets, Inc. The credit line applies to certain unpaid and outstanding receivables. As of December 31, 2001, the amount outstanding under the line of credit was $123 million, of which $56 million is recorded as receivables and $67 million is recorded as other current assets in our financial statements. Outstanding amounts under the distributor credit agreement which was originally due to expire on March 31, 2002, are secured by Expanets, accounts receivable and inventory.

    On March 12, 2002, we entered into an amendment to the distributor credit agreement with Expanets and its parent company, NorthWestern Corporation. The amended distributor credit agreement provides for installment payments and a corresponding reduction in the borrowing limit under the credit line in the amounts of $25 million, $20 million and $25 million in March 2002, April 2002 and August 2002, respectively, with the remaining balance due on December 31, 2002. On March 5, 2002, we received the initial $25 million installment payment from Expanets. In addition, the interest rate on the line of credit will accrue at an annual rate of 15% and NorthWestern has effectively guaranteed up to $50 million of Expanets' obligations under the distributor credit agreement. A default by NorthWestern of its guarantee obligations under the amended distributor credit agreement would constitute a default under Expanets' dealer agreement with us, resulting in a termination of the non-compete provisions contained in such agreement and permitting us to sell our products to Expanets' customers.

    We cannot assure you that Expanets will be able to comply with the terms of the amended distributor credit agreement. In the event Expanets is unable to comply with the terms of the amended distributor credit agreement and a default occurs, the remedies available to us under the amended distributor credit agreement may be insufficient to satisfy in full all of Expanets' obligations to us.

WE PLAN TO EXPAND OUR INTERNATIONAL SALES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS DUE TO INCREASED COSTS.

    We intend to continue to pursue growth opportunities internationally. In many countries outside the United States, long-standing relationships between our potential customers and their local providers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require us to make significant investments for an extended period before returns on such investments, if any, are realized. For example, to execute our strategy to expand internationally we are incurring additional costs to enter into strategic alliances focused on international sales and expanding our presence in high growth countries. International operations are subject to a number of other risks and potential costs, including:

    - expenditure of significant amounts of time and money to build a brand identity in locations where our new brand is not recognized currently without certainty that we will be successful;

    - unexpected changes in regulatory requirements;

    - inadequate protection of intellectual property in foreign countries;

    - adverse tax consequences;

    - dependence on developing relationships with qualified local distributors, dealers, value-added resellers and systems integrators; and

    - political and economic instability.

    Any of these factors could prevent us from increasing our revenue and otherwise adversely affect our operating results in international markets. We may not be able to overcome some of these barriers and may incur significant costs in addressing others. Sales to our international customers are denominated in either local currency or U.S. dollars, depending on the country or channel used to fulfill the customers' order. We manage our net currency exposure through currency forward contracts and currency options which requires us to incur additional cost for this protection. In addition to the foreign currency risk for our receivables, there is additional risk associated with the fact that most of our products or components are manufactured or sourced from the United States. Should the U.S. dollar strengthen against a local currency, the impact may hamper our ability to compete with other competitors, preventing us from increasing our revenue and otherwise adversely affect our operating results in international markets.

THE WARBURG TRANSACTIONS ARE SUBJECT TO CLOSING CONDITIONS AND, THUS, MAY NOT BE COMPLETED.

    On March 10, 2002, we entered into a stock purchase agreement and a conversion and exercise agreement with the Warburg Entities. The closing of the Warburg Transactions is subject to (i) antitrust regulatory approval, (ii) the absence of any litigation relating to the ownership of our securities by the Warburg Entities or the closing of the Warburg Transactions and (iii) other customary conditions. Accordingly, we cannot assure you that the Warburg Transactions will be consummated. Each agreement may be terminated at any time by us or the Warburg Entities after April 30, 2002 if the closing has not occurred by that date and such party is not in breach of its respective agreements. We expect to receive gross proceeds of approximately $100 million in the aggregate from the Warburg Transactions. In the event the Warburg Transactions are not consummated, our liquidity and operating results would be adversely affected.

WE MAY NOT HAVE ADEQUATE OR COST-EFFECTIVE LIQUIDITY OR CAPITAL RESOURCES.

    Our cash needs include making payments on and refinancing our indebtedness, including the notes, and funding working capital, capital expenditures, strategic acquisitions and general corporate purposes. In addition, we must also fund the business restructuring and related charges as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Our ability to satisfy our cash needs depends on our ability to generate cash from operations and access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    Our ability to generate cash from operations and obtain external financing is affected by the terms of our credit agreements, the indenture governing our LYONs, and the indenture governing the notes. These instruments impose, and any future indebtedness may impose, various restrictions and covenants that limit our ability to, among other things, incur additional indebtedness. As a result of those restrictions, it may be difficult for us to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities. In addition, holders may require us to purchase all or a portion of their LYONs on the third, fifth and tenth anniversary from October 31, 2001 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. If we are unable to repurchase the LYONs with common stock and do not have sufficient cash to make such purchase, we could be in default on our obligation on the LYONs. In addition, upon the occurrence of specific kinds of change in control events, we may have substantial repayment obligations as described above.

    On March 11, 2002, we elected to terminate our accounts receivable securitization facility effective as of March 15, 2002 rather than attempt to renegotiate with the sponsoring financial institution the ratings trigger under the receivables purchase agreement. The facility was a cost-effective source of liquidity for us and we must now look to other sources of liquidity which may not have terms as favorable as those in the accounts receivable securitization facility. As a result of the early termination of the receivables purchase agreement, collections on trade accounts receivable that constitute the designated pool of receivables, including, to the extent necessary, those receivables in which we retain an interest, will be used to pay down the financial institution's $200 million investment under the receivables purchase agreement. If payment were made from the receivables in which we retain an interest, we may need to incur additional debt to fund the resulting shortfall in working capital. Until the financial institution's investment is repaid, which we expect to occur by April 30, 2002, the lenders under our credit agreements and the noteholders will only have a residual security interest in the receivables subject to the facility.

    If we do not generate sufficient cash from operations, we will need to access the financial markets. External financing may not be available to us on acceptable terms or at all. Under the terms of any external financing, we may incur higher than expected financing expenses, and become subject to additional restrictions and covenants. Moreover, our ability to issue additional equity in the near term may be constrained because our issuance of additional equity may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax-sharing agreement between Lucent and us, we would be required to indemnify Lucent against that tax.

    Our ability to obtain external financing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our commercial paper is currently rated not prime by Moody's subject to review for further downgrade and is no longer rated by S&P. These recent downgrades mean that we can no longer access the commercial market, which has been our primary source of liquidity in the past. On March 11, 2002, S&P downgraded our corporate credit rating from BBB- to BB+, and downgraded our long-term senior unsecured debt from BB+ to BB-, each with a negative outlook. Also on March 11, 2002, Moody's downgraded our long-term senior unsecured debt from Baa3 to Ba3, with a negative outlook. Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. These downgrades, among other factors, could impair our ability to secure additional financing on acceptable terms, and we cannot assure you that we will be successful in raising any of the new financing on acceptable terms. In particular, you should review carefully the description of the impact of our current debt ratings and any future downgrade of those ratings on certain of our financing sources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

WE MAY NOT BE ABLE TO COMPLY WITH THE COVENANTS CONTAINED IN SOME OF OUR FINANCIAL AGREEMENTS AND, IF WE FAIL TO DO SO, WE MAY NOT BE ABLE TO OBTAIN WAIVERS AND/OR AMEND THE COVENANTS AS WE HAVE IN THE PAST.

    Some of our financing agreements, such as our credit agreements, the agreements governing an aircraft sale/leaseback transaction and agreements relating to our accounts receivables securitization facility, contain covenants that require us to satisfy specified financial tests and/or maintain specified corporate credit or debt ratings and financial ratios. In the past, we have had to obtain waivers and/or amend certain of these covenants contained in the some of our financing agreements in order to obtain more flexibility in conducting our business or to avoid being in default under the respective agreement. For example, in the fourth quarter of fiscal 2001, we amended the financial covenants included in our credit agreements and the agreement governing our aircraft sale-lease transaction to permit us to record restructuring charges in that quarter.

    Our credit agreements, as amended, contain provisions that require us to meet specified financial ratios and meet minimum consolidated EBITDA as of specific dates. If we are unable to comply with our financial covenants and cannot amend or waive those covenants as we have been able to do historically, an event of default under our credit agreements would occur. If a default occurs, the lenders under our credit agreements could accelerate the maturity of our debt obligations and terminate their commitments to lend to us. In addition, upon such a default, the agreements governing the aircraft sale/leaseback transaction, the LYONs and the notes could be accelerated.

    The agreements governing the aircraft sale-leaseback transaction contain certain covenants, including limitations on our ability to incur liens in certain circumstances. In particular, the agreements prohibit us from incurring secured indebtedness, subject to certain exceptions, in excess of $500 million. In the event that the notes and amounts outstanding under our credit agreements collectively were to exceed $500 million at a time when that the notes and borrowings under the facilities were secured, we would be in violation of the lien covenant under the sale-leaseback agreements. In addition, commencing in the fourth quarter of fiscal 2001 and each fiscal quarter thereafter, we had to maintain a ratio of annualized consolidated earnings before interest and taxes to annualized consolidated interest expense of at least three to one for the previous four consecutive fiscal quarters. We were in compliance with this covenant as of December 31, 2001, although based on our current estimates, we believe we will not be able to comply with this covenant for the quarter ended March 31, 2002.

    We are in discussions with the financial institution participating in the sale-leaseback transaction to restructure the agreements to address any potential conflict between the security agreement relating to our credit agreements and the notes and the lien covenant included in the sale-leaseback agreements and our ability to meet the financial covenant described above. If we are unable to reach an agreement with the financial institution on restructuring these agreements, we may not be able to comply with these covenants and may be required to purchase the aircraft from the financial institution for a purchase price equal to the unamortized lease balance, which was approximately $33 million as of February 28, 2002. We may need to incur additional debt to the extent we are required to satisfy this obligation prior to the end of the lease term.

WE DEPEND ON CONTRACT MANUFACTURERS TO PRODUCE MOST OF OUR PRODUCTS AND IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY AND RELIABLE BASIS, WE WILL LIKELY BE UNABLE TO DELIVER OUR PRODUCTS TO MEET CUSTOMER ORDERS OR SATISFY THEIR REQUIREMENTS.

    We have recently outsourced substantially all of our manufacturing operations related to our Communications Solutions segment. Our ability to realize the intended benefits of our manufacturing outsourcing initiative will depend on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue or otherwise have an adverse effect on our operations.

THE TERMINATION OF STRATEGIC ALLIANCES OR THE FAILURE TO FORM ADDITIONAL STRATEGIC ALLIANCES COULD LIMIT OUR ACCESS TO CUSTOMERS AND HARM OUR REPUTATION WITH CUSTOMERS.

    Our strategic alliances are important to our success because they provide us the ability to offer comprehensive advanced communications solutions, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at all. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may become more reliant on strategic alliances in the future, which would increase the risk to our business of losing these alliances. Because we have announced publicly our strategy to form alliances, as well as announced the alliances we have entered into, early termination of our alliances may harm our reputation with our customers and cause our revenue to decline to the extent we are unable to deliver new products or our customer base is reduced.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS AND FUTURE
  PROSPECTS MAY BE HARMED.

    Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to protect and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

WE MAY BE SUBJECT TO LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS OR SERVICES.

    We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our operating results.

    Although we generally exclude coverage where infringement arises out of the combination of our products with products of others, we may be required to indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure. Any indemnification requirement could have a material adverse effect on our business and our operating results.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR RESTRUCTURING PLAN, WE MAY EXPERIENCE DISRUPTIONS IN OUR OPERATIONS AND INCUR HIGHER ONGOING COSTS, WHICH MAY ADVERSELY AFFECT OUR OPERATIONS AND OUR OPERATING RESULTS.

    We are in the process of implementing a restructuring plan on an accelerated basis as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, in response to the continued industry-wide economic slowdown, we are currently engaged in a review of our operations with a focus on improving our business performance. Based on this review, we expect to take actions that will result in the elimination of approximately 1,900 additional positions worldwide. As a result of these actions, we plan to record a business restructuring charge of approximately
$100 million in the second quarter of fiscal 2002, most of which will require a usage of cash. We may take further restructuring charges during the remainder of fiscal year 2002.

    If we are unsuccessful in implementing our restructuring plan, we may experience disruptions in our operations and incur higher ongoing costs, which may adversely affect our operating results.

WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR OPERATING RESULTS.

    The pursuit of additional technology, services or distribution channels through acquisitions or joint ventures is a component of our business strategy. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all. Even if we do identify and complete these transactions, we may not be able to successfully integrate such technology, services or distribution channels into our existing operations and we may not realize the benefits of any such acquisition or joint venture. We have limited experience with acquisition activities and may have to devote substantial time and resources in order to complete acquisitions. There may also be risks of entering markets in which we have no or limited experience. In addition, by making acquisitions, we could assume unknown or contingent liabilities.

WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY AND MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

    We depend on highly skilled technical personnel to research and develop, market and service new products. To succeed, we must hire and retain employees who are highly skilled in the rapidly changing communications and Internet technologies. In particular, as we implement our strategy of focusing on advanced communications solutions and the convergence of voice and data networks, we will need to:

    - hire a significant number of researchers in order to create a group sufficiently large to support our strategy to continue to introduce innovative products and to offer comprehensive advanced communications solutions;

    - hire more employees with experience developing and providing advanced communications products and services;

    - hire and train a customer service organization to service our multi-service networking products; and

    - retrain our existing sales force to sell converged and advanced communications products and services.

    Individuals who have these skills and can perform the services we need to provide our products and services are scarce. Because the competition for qualified employees in our industry is intense, hiring and retaining employees with the skills we need is both time-consuming and expensive. We might not be able to hire enough of them or to retain the employees we do hire. Our inability to hire and retain the individuals we seek could hinder our ability to sell our existing products, systems, software or services or to develop and sell new products, systems, software or services. If we are not able to attract and retain qualified individuals, we will not be able to successfully implement many of our strategies and our business will be harmed.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND IF WE CANNOT EFFECTIVELY COMPETE, OUR REVENUE MAY DECLINE.

    The market for our products and services is very competitive and subject to rapid technological advances. We expect the intensity of competition to continue to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter the market. Increased competition also may result in price reductions, reduced gross margins and loss of market share. Our failure to maintain and enhance our competitive position would adversely affect our business and prospects.

    We compete with a number of equipment manufacturers and software companies in selling our communications systems and software. Further, our customer relationship management professional services consultants compete against a number of professional services firms. Some of our customers and strategic partners are also competitors of ours. We expect to face increasing competitive pressures from both existing and future competitors in the markets we serve and we may not be able to compete successfully against these competitors.

    The sizes of our competitors vary across our market segments, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel, capacity and other resources than we have in each of our market segments or overall. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in client requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners.

OUR HISTORICAL FINANCIAL INFORMATION RELATED TO PERIODS PRIOR TO LUCENT'S DISTRIBUTION OF ALL THE OUTSTANDING SHARES OF OUR CAPITAL STOCK TO ITS SHAREOWNERS AND CONTRIBUTION OF ITS ENTERPRISE NETWORKING BUSINESS TO US IN SEPTEMBER 2000, WHICH WE REFER TO RESPECTIVELY AS THE DISTRIBUTION AND THE CONTRIBUTION, MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS.

    The historical financial information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus for periods prior to the distribution may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

    - our consolidated financial statements for such periods reflect allocations, primarily with respect to corporate overhead and basic research, for services provided to us by Lucent, and such allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

    - the information does not reflect changes that have subsequently occurred and that we expect to occur in the future as a result of our separation from Lucent, including changes in how we fund our operations, how we conduct research and development and tax and employee matters.

    In addition, our consolidated financial statements for such periods include assets, liabilities, revenue and expenses which were not historically recorded at the level of the businesses transferred to

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us. For example, historically all financing was done by Lucent at the parent level. Our consolidated financial statements, however, reflect an estimated amount of interest expense that we believe we would have incurred had we been a stand-alone company during the periods presented. This estimated amount of interest expense or the other allocations and estimates we have used to create our consolidated financial statements for such periods may not be indicative of the actual amounts we would have incurred as a stand-alone company. Therefore, our consolidated financial statements for such periods may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our consolidated financial statements, including our estimates of interest expense, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in this prospectus supplement.

IF THE DISTRIBUTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT, WE COULD BE REQUIRED TO PAY LUCENT OR THE INTERNAL REVENUE SERVICE A SUBSTANTIAL AMOUNT OF MONEY.

    Lucent has received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution described in this prospectus supplement would not be taxable to Lucent. Nevertheless, Lucent could incur significant tax liability if the distribution did not qualify for tax-free treatment because any of those assumptions or representations were not correct.

    Although any United States federal income taxes imposed in connection with the distribution generally would be imposed on Lucent, we could be liable for all or a portion of any taxes owed for the reasons described below. First, as part of the distribution, we and Lucent entered into a tax sharing agreement. This agreement generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution to Lucent under Section 355 of the Internal Revenue Code because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

    Second, aside from the tax sharing agreement, under United States federal income tax laws, we and Lucent are jointly and severally liable for Lucent's United States federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the tax sharing agreement, we may still be liable to the Internal Revenue Service for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

                           FORWARD LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from the forward looking statements we make or incorporate by reference in this prospectus supplement or the accompanying prospectus include the factors described under "Risk Factors" above, factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - risks related to the effects of September 11, 2001 terrorist attacks and any future terrorist attacks on the United States and the impact of those attacks on the global economy;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - our ability to implement in a timely manner our restructuring plans;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to negotiate acquisitions and dispositions and to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may affect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative;

    - the outcome of pending and future litigation, including class actions, and governmental proceedings;

    - our credit ratings;

    - our ability to successfully dispose of and operate without our Connectivity Solutions segment;

    - risks related to operating in a high yield, collateralized indebtedness environment;

    - the continued availability of financing, in the amounts, at the times and on the terms required to support our future operations; and

    - growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and the impact of recent decreases in our revenue on our operating results.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

                                USE OF PROCEEDS

    We expect to receive aggregate net proceeds from the sale of the notes of
approximately $      million, $  million if the underwriters exercise their
over-allotment option in full, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to repay amounts outstanding under our five-year credit facility and for general corporate purposes. Our five-year credit facility expires in September 2005. The current outstanding borrowings under this facility bear interest at a weighted average rate of 2.93% and are due in April 2002.

                                 CAPITALIZATION

    This table should be read in conjunction with "Summary--Recent Developments", "Summary Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                AS OF FEBRUARY 28,
                                                                       2002
                                                              ----------------------
                                                               ACTUAL     PRO FORMA
                                                              ---------   ----------
                                                                   (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................   $  242       $  417
                                                               ======       ======
Current portion of long-term debt:
  Commercial paper..........................................       15           --
  Other.....................................................       12           12
                                                               ------       ------
    Total current portion of long-term debt.................       27           12
                                                               ------       ------
Long-term debt:
  Five-year credit facility.................................      300           --
  Notes offered hereby......................................       --          300
  LYONs.....................................................      466          466
                                                               ------       ------
    Total long-term debt....................................      766          766
                                                               ------       ------
Series B preferred stock: 4,000,000 shares authorized,
  issued and outstanding, no shares issued and outstanding
  pro forma.................................................      402           --

Stockholders' equity........................................      388          990
                                                               ------       ------
Total capitalization........................................   $1,583       $1,768
                                                               ======       ======

    The above table sets forth our consolidated capitalization as of February 28, 2002, on (1) an historical basis and (2) a pro forma basis giving effect to the following transactions:

    - the issuance and sale of the notes offered hereby and our receipt of net proceeds of approximately $293 million therefrom (assuming the underwriters do not exercise their over-allotment option);

    - the consummation of the following equity transactions with the Warburg Entities (none of which has yet occurred):

       (a) the issuance and sale of 14,383,953 shares of our common stock and our receipt of gross proceeds of approximately $90 million therefrom;

       (b) the conversion of all outstanding shares of our Series B preferred stock into 38,329,365 shares of our common stock; and

       (c) the exercise of warrants to purchase an additional 286,682 shares of our common stock for gross proceeds of approximately $10 million;

    - the issuance and sale of 17,000,000 shares of our common stock in a public equity offering and our receipt of net proceeds of approximately
      $97 million therefrom (assuming the underwriter in the offering does not exercise its over-allotment option); and

    - the repayment of $300 million in outstanding obligations under our five-year credit facility and $15 million in outstanding commercial paper obligations, with the proceeds derived from the above transactions.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following section should be read in conjunction with our unaudited consolidated financial statements and the related notes for the three months ended December 31, 2001 incorporated by reference in this prospectus supplement. The matters discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. See "Forward Looking Statements" for additional information regarding these risks.

    Our unaudited consolidated financial statements as of December 31, 2001 and for the three months ended December 31, 2001 and 2000 have been prepared in accordance with accounting principles generally accepted in the U.S. for interim financial statements and the rules and regulations of the SEC for interim financial statements, and should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended September 30, 2001. In our opinion, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of our financial condition, results of operations and cash flows for the periods indicated. Certain prior year amounts have been reclassified to conform to the current interim period presentation. The consolidated results of operations for the interim periods reported are not necessarily indicative of the results to be experienced for the entire fiscal year.

OVERVIEW

    We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer a strong portfolio of solutions that includes communications systems and applications and related services and structured cabling products. Our systems include our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our applications include our customer relationship management, voice and unified messaging and unified communication solutions.

    For periods prior to January 1, 2002, we reported our operations in three segments: Communications Solutions, Services and Connectivity Solutions, although this will change for future periods as described below. The Communications Solutions segment consists of our traditional voice communications systems and related software, converged voice and data network products, communications applications, professional services, multi-servicing networking products and product installation services. The Services segment consists of our maintenance, value-added services and data services. The Connectivity Solutions segment consists of our structured cabling systems and electronic cabinets. The costs of shared services and other corporate center operations managed on a common basis represent business activities that do not qualify for separate operating segment reporting and are aggregated in the corporate and other category. In the first quarter of fiscal 2001, we discontinued allocating costs of shared services and other corporate center operations managed outside of the operating segments. Operating income (loss) for the three months ended December 31, 2000 has been restated to reflect these costs in corporate and other.

    Effective January 1, 2002, we implemented an internal reorganization of our company in which we will assess performance and allocate resources among four rather than three operating segments by dividing our Communications Solutions segment into two business reporting segments: Applications and Systems. Our Applications segment will consist of software associated with our traditional voice communications systems and our customer relationship management, voice and unified messaging and unified communications products and services. Our Systems segment will consist of our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our objective is to enable us to understand and manage our product groups with greater precision, and to provide investors better insight and visibility into what could roughly be viewed as the software versus hardware pieces of our business.

    We have been experiencing a decline in revenue over the last few years, primarily from our Communications Solutions segment, which among other things includes our traditional voice communications products and related software. We expect, based on various industry reports, a low growth rate in the market segments for these traditional products. We are implementing a strategy to capitalize on the higher growth opportunities in our market, including advanced communications solutions such as converged voice and data network products, customer relationship management solutions, unified communication applications and multi-service networking products. This strategy requires us to make a significant change in the direction and strategy of our company to focus on the development and sales of these advanced products. The success of this strategy, however, is subject to many risks, including the risks that:

    - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

    - customers do not accept our products or new technology, or industry standards develop that make our products obsolete; or

    - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

    Our traditional voice communications products and the advanced communications solutions described above have historically been a part of our Communications Solutions segment and are now a part of our Applications and Systems segments. If we are unsuccessful in implementing our strategy, the contribution to our results from these segments may decline, which in turn would adversely affect our operating results, and increase our dependence on external capital resources.

    In addition, the long-term trend of decline in our revenue described above has been made worse by the economic slowdown that began in the first half of calendar 2001, particularly in the U.S., which was exacerbated by the events of September 11, 2001 and the aftermath of such events, has had and continues to have an adverse effect on our operating results. Our revenue for the quarter ended December 31, 2001 was $1,306 million, a decrease of 26.8%, or $479 million, from $1,785 million for the quarter ended December 31, 2000 and a sequential decrease of 9.4%, or $136 million, from $1,442 million for the quarter ended September 30, 2001. In addition, we expect our revenue to decline sequentially for the quarter ending March 31, 2002 compared to the quarter ended December 31, 2001. If the global economy, and in particular the U.S. economy, does not improve, our revenue and operating results will continue to be adversely affected or we may not be able to comply with the financial covenants included in our credit agreements and our other financing agreements, as described in "--Liquidity and Capital Resources."

    In addition to the decline in revenue from our traditional voice communications products, the economic slowdown has been an important factor in the significant decrease in revenue from our Connectivity Solutions segment over the last two quarters. Revenue from Connectivity Solutions for the quarter ended December 31, 2001 was $135 million, a decrease of 62.1%, or $221 million, from $356 million for the quarter ended December 31, 2000 and a sequential decrease of 33.5%, or $68 million, from $203 million for the quarter ended September 30, 2001.

    The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total revenue, excluding corporate and other revenue:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
OPERATING SEGMENTS:
  Communications Solutions..................................    50.8%      52.0%
  Services..................................................    38.9       28.0
  Connectivity Solutions....................................    10.3       20.0
                                                               -----      -----
  Total.....................................................   100.0%     100.0%
                                                               =====      =====

CONNECTIVITY SOLUTIONS

    In February 2002, we engaged Salomon Smith Barney Inc., one of the underwriters of this offering, to explore alternatives for our Connectivity Solutions segment, including the possible sale of the business. The Connectivity Solutions segment consists of our structured cabling systems and electronic cabinets and markets products including (i) the SYSTIMAX product line of structured cabling systems primarily to enterprises of various sizes for wiring phones, workstations, personal computers, local area networks and other communications devices throughout their buildings or across their campuses.
(ii) the ExchangeMax product line of structured cabling systems primarily to central offices of service providers, such as telephone companies or Internet service providers and (iii) electronic cabinets primarily to service providers to enclose electronic devices and equipment.

    Our goal in exploring alternatives for our Connectivity Solutions segment is to strengthen our focus on the higher growth opportunities by emphasizing our Communications Solutions and Services offerings such as converged voice and data network products, unified communication, and customer relationship management, which unlike our Connectivity Solutions offerings, are targeted exclusively at enterprises and offer products with increased growth potential. In addition, we believe that the proceeds from the sale of our Connectivity Solutions segment would help enhance our liquidity. The Connectivity Solutions segment comprised $1,322 million, or 19.5%, of our total revenue in the fiscal year ended September 30, 2001 and $135 million, or 10.3%, of our total revenue of the quarter ended December 31, 2001.

    Revenue from our Connectivity Solutions segment has declined significantly over the last two quarters, contributing to the deterioration of our operating results during the same periods. Historically, however, our Connectivity Solutions segment has provided a significant contribution to our operating results. Any disposition of our Connectivity Solutions segment would result in the loss of a historically significant contributor to our operating results, which could adversely affect our consolidated operating results.

The tables below detail our operating income (loss) and depreciation and amortization costs by business segment for our last five quarters and for the fiscal year ended September 30, 2001.

                                                            THREE MONTHS ENDED                             FISCAL YEAR
                                    -------------------------------------------------------------------       ENDED
                                    DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,    SEPTEMBER 30,
                                        2000         2001        2001         2001            2001             2001
                                    ------------   ---------   --------   -------------   -------------   --------------
OPERATING INCOME:
Communications Solutions..........      $ 227        $ 202      $ 193         $ 104           $ 109          $   726
Services..........................        243          254        214           299             284            1,010
Connectivity Solutions............         88          156        139             4             (27)             387
Corporate and unallocated shared
  expenses........................       (532)        (715)      (499)         (944)           (393)          (2,690)
                                        -----        -----      -----         -----           -----          -------
  Total operating income (loss)...      $  26        $(103)     $  47         $(537)          $ (27)         $  (567)
                                        =====        =====      =====         =====           =====          =======

DEPRECIATION AND AMORTIZATION:
Communications Solutions..........      $  30        $  32      $  28         $  31           $  19          $   121
Services..........................          6            7          8             8               7               29
Connectivity Solutions............          8            7          7             7               7               29
Corporate and other...............         22           19         24            29              27               94
                                        -----        -----      -----         -----           -----          -------
  Total depreciation and
    amortization..................      $  66        $  65      $  67         $  75           $  60          $   273
                                        =====        =====      =====         =====           =====          =======

    Although we calculate operating income (loss) and depreciation and amortization by segment, we do not calculate EBITDA by segment as we do not allocate some of our corporate and unallocated shared expenses to our segments. As a result, we cannot determine the amount of EBITDA contributed to our operations by our Connectivity Solutions segment. We cannot assure you that any of the corporate and unallocated shared expenses are attributable to our Connectivity Solutions segment and, to the extent such costs are not attributable to our Connectivity Solutions segment, such costs would remain with our Communications Solutions and Services business upon a disposition of Connectivity Solutions. Assuming all such costs were allocated to our Communications Solutions and Services segments, our Connectivity Solutions segment would have contributed $416 million in EBITDA to our consolidated EBITDA loss of $294 million for the year ended September 30, 2001, and EBITDA loss for our remaining businesses would have been $710 million for the same period.

ADOPTION OF SFAS 142

    Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their remaining useful lives. In connection with the adoption of SFAS 142, we reviewed the classification of our existing goodwill and other intangible assets, reassessed the useful lives previously assigned to other intangible assets, and discontinued amortization of goodwill. During the remainder of fiscal 2002, we will complete a transitional review of our goodwill for impairment. Losses, if any, that are identified as a result of this transitional review will be recorded as a change in accounting principle. Any such losses that are recorded after the transitional review will be identified as a separate line item in income from operations. See our "Results of Operations" discussion noted below for the impact on selling, general and administrative expense associated with adopting SFAS 142.

    For the three months ended December 31, 2000, we reported net income of $16 million and $0.03 for both basic and diluted earnings per share. If we had adopted SFAS 142 in the beginning of the first quarter of fiscal 2001 and discontinued goodwill amortization, which amounted to $8 million, net of tax during this period, on a pro forma basis net income would have been $24 million and basic and diluted earnings per share would have been $0.06.

SEPARATION FROM LUCENT TECHNOLOGIES INC.

    On September 30, 2000, under the terms of a Contribution and Distribution Agreement between Lucent and us, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its stockholders. We refer to these transactions as the contribution and the distribution, respectively. We had no material assets or activities until the contribution, which occurred immediately prior to the distribution. Lucent conducted such businesses through various divisions and subsidiaries. Following the distribution, we became an independent public company, and Lucent no longer has a continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of ongoing commercial relationships, including product supply arrangements. The interim services agreement set forth charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services expired on March 31, 2001. The pricing terms for goods and services covered by the commercial agreements reflect current market prices at the time of the transaction.

BUSINESS RESTRUCTURING RESERVE AND RELATED EXPENSES

    We recorded business restructuring charges in fiscal 2000 related to our separation from Lucent and in fiscal 2001 related to the outsourcing of certain manufacturing operations and the acceleration of our restructuring plan that was originally adopted in fiscal 2000 to improve profitability and business performance as a stand-alone company. The following table summarizes the status of our business restructuring reserve and related expenses as of and for the three months ended December 31, 2001:

                                         BUSINESS RESTRUCTURING RESERVE                OTHER RELATED EXPENSES
                              ----------------------------------------------------   ---------------------------   TOTAL BUSINESS
                               EMPLOYEE       LEASE       OTHER     TOTAL BUSINESS                                 RESTRUCTURING
                              SEPARATION   TERMINATION     EXIT     RESTRUCTURING       ASSET       INCREMENTAL     AND RELATED
                                COSTS      OBLIGATIONS    COSTS        RESERVE       IMPAIRMENTS    PERIOD COSTS      EXPENSES
                              ----------   -----------   --------   --------------   ------------   ------------   --------------
                                                                     (DOLLARS IN MILLIONS)
Balance as of September 30,
  2001......................     $ 96         $ 78         $ 5           $179         $      --      $      --          $179
Expenses....................       --           --          --             --                --              6             6
Cash payments...............      (21)         (20)         (1)           (42)               --             (6)          (48)
                                 ----         ----         ---           ----         ---------      ---------          ----
Balance as of December 31,
  2001......................     $ 75         $ 58         $ 4           $137         $      --      $      --          $137
                                 ====         ====         ===           ====         =========      =========          ====

    Employee separation costs included in the business restructuring reserve were made through lump sum payments, although certain union-represented employees elected to receive a series of payments extending over a period of up to two years from the date of departure. Payments to employees who elected to receive severance through a series of payments will extend through 2003. This workforce reduction was substantially completed at the end of fiscal 2001. The charges for lease termination obligations, which consisted of real estate and equipment leases, included approximately 2.8 million square feet of excess space of which we have vacated 667,000 square feet as of December 31, 2001. Payments on lease termination obligations will be substantially completed by 2003 because, in certain circumstances, the remaining lease payments were less than the termination fees.

    In the first quarter of fiscal 2002, we recorded $6 million of other related expenses primarily associated with our outsourcing of certain manufacturing operations. In the first quarter of fiscal 2001, we recorded $23 million of other related expenses associated with our separation from Lucent related primarily to computer system transition costs such as data conversion activities, asset transfers, and training. In addition, we recorded $36 million in selling, general and administrative expenses for additional start-up activities during the first quarter of fiscal 2001 largely resulting from marketing costs associated with continuing to establish the Avaya brand.

    During the remainder of fiscal 2002, we expect to incur additional period costs of approximately $17 million and $23 million related to our outsourcing of certain of our manufacturing operations and our accelerated restructuring program, respectively.

    In response to the continued industry-wide economic slowdown, we are currently engaged in a review of our operations with a focus on improving our business performance. Based on this review, we expect to take actions that will result in the elimination of approximately 1,900 additional positions worldwide. As a result of these actions, we plan to record a business restructuring charge of approximately $100 million in the second quarter of fiscal 2002, most of which will require a usage of cash. We may take further restructuring charges during the remainder of fiscal year 2002. We expect to fund this restructuring charge through a combination of debt and internally generated funds.

    Our credit agreements and the indenture governing the notes permit us to exclude from the computation of certain financial ratios the $100 million business restructuring charge described above and up to an additional
$63 million of restructuring charges, including asset impairment and other one-time expenses to be taken no later than the fourth quarter of fiscal 2002.

OUTSOURCING OF CERTAIN MANUFACTURING OPERATIONS

    In connection with the five-year strategic manufacturing agreement to outsource most of the manufacturing operations of our communications systems and software, we have received substantially all of the $200 million in proceeds for assets transferred to Celestica Inc. We deferred $100 million of these proceeds, which are being recognized on a straight-line basis over the term of the agreement. As of December 31, 2001, the unamortized portion of these proceeds amounted to $20 million in other current liabilities and $66 million in other liabilities. The final phases of the transaction, which included closing of the Shreveport, Louisiana facility, were completed in the first quarter of fiscal 2002.

    We believe that outsourcing our manufacturing operations will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures.

    As a result of this outsourcing transaction, Celestica exclusively manufactures substantially all of our Communications Solutions products at various facilities in the U.S. and Mexico. We are not obligated to purchase products from Celestica in any specific quantity, except as we outline in forecasts or orders for products required to be manufactured by Celestica. However, we may be obligated to purchase certain excess inventory levels from Celestica that could result from our actual sales of product varying from forecast. Our outsourcing agreement with Celestica results in a concentration that, if suddenly eliminated, could have an adverse effect on our operations. While we believe that alternative sources of supply would be available, disruption of our primary source of supply could create a temporary, adverse effect on product shipments. There is no other significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on our financial position, results of operations or cash flows.

CRITICAL ACCOUNTING POLICIES

    Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. A description of all of our significant accounting policies used are described in Note 2 of the Notes to

Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC. We believe that the following may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail and our estimates and assumptions prove to be incorrect, the results could be materially different from our reported results.

    REVENUE RECOGNITION--Most of our sales require judgments principally in the areas of customer acceptance, returns assessments and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized in the current market environment. In addition, a significant amount of our revenue is generated from sales of product to distributors. As such, our provision for estimated sales returns and other allowances and deferrals require significant judgments.

    COLLECTIBILITY OF ACCOUNTS RECEIVABLE--In order to record our accounts receivable at their net realizable value, we must assess their collectibility. A considerable amount of judgment is required in order to make this assessment including a review of the aging of our receivables and the current creditworthiness of each customer. We have recorded allowances for receivables which we feel are uncollectible. However, if the financial condition of our customers were to deteriorate, their ability to make required payments may become impaired, and increases in these allowances may be required.

    INVENTORIES--In order to record our inventory at its lower of cost or market, we assess the ultimate realizability of our inventory which requires us to make judgments as to future demand and compare that with the current or committed inventory levels. Where we have determined that the future demand is lower than our current inventory levels, we have adjusted our inventory forecasts to reflect that demand. Additionally, we review our usage and inventory levels and record a provision to adjust our inventory balance based on our historical usage and inventory turnover. It is possible that we may need to adjust our inventory balance in the future based on the dynamic nature of this relationship. In addition, we have outsourced the manufacturing of substantially all of our Communications Solutions products. We are not obligated to purchase products from our outsourced manufacturer in any specific quantity, except as we outline in forecasts or orders for products required to be manufactured by the outsourced manufacturer. In addition, we may be obligated to purchase certain excess inventory levels from our outsourced manufacturer that could result from our actual sales of product varying from forecast.

    LONG-LIVED ASSETS--We have property, plant and equipment, intangible assets and capitalized software costs that are stated at cost less accumulated depreciation or amortization. The determination of useful lives and whether or not these assets are impaired involves significant judgment.

    Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. We have reviewed the classification of our existing goodwill and other intangible assets reassessed the useful lives previously assigned to other intangible assets and discontinued amortization of goodwill. During the remainder of fiscal 2002, we will complete a transitional review of our goodwill for impairment. The determination of whether or not goodwill is impaired involves significant judgment.

    If market conditions become less favorable, future cash flows, the key variable in assessing the impairment of long-lived assets, may decrease and, as a result, an impairment charge may need to be recognized.

    DEFERRED TAX ASSETS--We currently have significant deferred tax assets which we periodically review for recoverability. A valuation allowance was recorded to reduce the carrying amounts of our deferred tax assets where it is more likely than not that such assets will not be realized. Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income. Our judgments regarding future profitability may change due to future market conditions, our ability to successfully implement our business restructuring plan and other factors. Changes in our judgment, if any, may require material adjustments to these deferred tax asset balances.

    BUSINESS RESTRUCTURING CHARGES--During fiscal 2000 and 2001, we recorded significant reserves in connection with our spin off from Lucent, the outsourcing of certain manufacturing facilities and the acceleration of our restructuring plan originally adopted in September 2000. These reserves include estimates related to employee separation costs, lease termination obligations and other exit related costs. Although we do not anticipate significant changes, the actual costs may differ materially from these estimates resulting in additional charges or reversals.

    PENSION AND POSTRETIREMENT BENEFIT COSTS--Our pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to the actuaries including discount rates, expected return on plan assets and rate of compensation increases. In selecting the rates and returns, we are required to consider current market conditions, including changes in interest rates. Material changes in our pension and postretirement benefit costs may occur in the future in addition to changes resulting from fluctuations in our related headcount due to changes in the assumptions.

    COMMITMENTS AND CONTINGENCIES--We are subject to legal proceedings related to environmental, product, securities, licensing and other matters. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies are made after analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions. Actual repurchases resulting from these obligations could differ materially from our estimates.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENTS COSTS--In connection with our acquisitions in fiscal 2001, a portion of each purchase price was allocated to purchased in-process research and development and immediately expensed at acquisition since the related technology had not yet reached technological feasibility and had no future alternative uses. We believe that the estimated in-process research and development amounts so determined represented fair value and did not exceed the amount a third party would have paid for the projects. However, if the projects are not successful or completed in a timely manner, our product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

RESULTS OF OPERATIONS

    The following table sets forth line items from our Consolidated Statements of Operations as a percentage of revenue for the periods indicated:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Revenue.....................................................   100.0%     100.0%
Costs.......................................................    60.4       57.6
                                                               -----      -----
Gross margin................................................    39.6       42.4
                                                               -----      -----
Operating expenses:
  Selling, general and administrative.......................    32.0       31.8
  Business restructuring related expenses...................     0.5        1.3
  Research and development..................................     9.2        7.8
                                                               -----      -----
Total operating expenses....................................    41.7       40.9
                                                               -----      -----
Operating income (loss).....................................    (2.1)       1.5
Other income, net...........................................     0.5        0.5
Interest expense............................................    (0.7)      (0.6)
Provision (benefit) for income taxes........................    (0.8)       0.5
                                                               -----      -----
Net income (loss)...........................................    (1.5)%      0.9%
                                                               =====      =====

THREE MONTHS ENDED DECEMBER 31, 2001 COMPARED TO THREE MONTHS ENDED
  DECEMBER 31, 2000

    The following table shows the change in revenue, both in dollars and in percentage terms:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                 DECEMBER 31,             CHANGE
                                                              -------------------   -------------------
                                                                2001       2000        $          %
                                                              --------   --------   --------   --------
                                                                        (DOLLARS IN MILLIONS)
Communications Solutions....................................   $  663     $  928     $(265)      (28.6)%
Services....................................................      508        499         9         1.8
Connectivity Solutions......................................      135        356      (221)      (62.1)
                                                               ------     ------     -----
  Total operating segments..................................    1,306      1,783      (477)      (26.8)
Corporate and other.........................................       --          2        (2)     (100.0)
                                                               ------     ------     -----
  Total.....................................................   $1,306     $1,785     $(479)      (26.8)%
                                                               ======     ======     =====

    REVENUE. Revenue decreased 26.8%, or $479 million, from $1,785 million for the first quarter of fiscal 2001, to $1,306 million for the same period in fiscal 2002 due to a decrease in revenue from the Communications Solutions and Connectivity Solutions segments, offset slightly by an increase in revenue from the Services segment. The overall reduction in revenue was mainly attributable to the continued economic deterioration in the technology sector that resulted in decreased demand for telephony equipment and related products. Slower economic activity led to widespread layoffs, high vacancy rates in commercial real estate, and a slowdown in business start-ups, each of which had a negative impact on our revenue.

    The decrease in the Communications Solutions segment was largely due to a decline in customer purchases of $144 million in traditional voice communications systems, a $55 million decrease in communications applications primarily driven by a reduction in messaging systems, many of which are sold with voice systems, and customer relationship management product sales, a $36 million decrease in data products and a $25 million decrease in installation revenue as a result of the reduction in product sales. The economic downturn in the U.S. contributed to a slowdown of sales volume in both data and telephony switch markets as companies found themselves with sufficient capacity in their networks to meet the needs of a reduced workforce. In addition, due to the uncertain economic climate and reduced revenue and profit expectations of many businesses, expansion and relocation plans were placed on hold, which negatively impacted our traditional voice and data sales and related messaging products, as well as our customer relationship management solutions. Within the Connectivity Solutions segment, revenue from our SYSTIMAX structured cabling systems for enterprises declined by $95 million, sales of our ExchangeMAX cabling for service providers declined by $90 million, and electronic cabinets revenue declined by $44 million. The key drivers behind the sharp decline in SYSTIMAX revenue were the high vacancy rates of commercial real estate in the U.S. and a decrease in office moves, additions and changes. Sales of our ExchangeMAX cabling and electronic cabinets dropped significantly as our customers deferred capital spending and concentrated on extracting maximum value from existing systems. Our Services segment revenue increased marginally as a result of an increase in value-added services of $17 million, as well as an increase of $3 million in data services revenue with the majority of these increases coming from our international operations. These increases were somewhat offset by a decline of $9 million in maintenance revenue stemming mostly from within the U.S.

    Revenue within the U.S. decreased 29.9%, or $402 million, from $1,346 million for the first quarter of fiscal 2001 to $944 million for the same period in fiscal 2002. This decrease was primarily due to decreases of $205 million in Communications Solutions, $188 million in Connectivity Solutions and $8 million in Services. Outside the U.S., revenue decreased 17.5%, or $77 million, from $439 million for the first quarter of fiscal 2001 to $362 million for the same period in fiscal 2002. This decrease is primarily due to declines of $60 million in Communications Solutions and $33 million in Connectivity Solutions partially offset by an increase of $17 million in Services revenue. Revenue outside the U.S. in the first quarter of fiscal 2002 represented 27.7% of revenue compared with 24.6% in the same period of fiscal 2001.

    COSTS AND GROSS MARGIN. Total costs decreased 23.2%, or $239 million, from $1,028 million for the first quarter of fiscal 2001 to $789 million for the same period in fiscal 2002. Gross margin percentage decreased 2.8% from 42.4% in the first quarter of fiscal 2001 as compared with 39.6% in the same period of fiscal 2002. The decrease in gross margin was attributed mainly to the Connectivity Solutions segment which experienced a sharp decline in sales volumes while factory costs remained relatively fixed. This segment's gross margin experienced additional pressure due to aggressive discounting aimed at stimulating sales in a market negatively impacted by economic conditions. The Communications Solutions and Services segments also experienced some decline in gross margin, although to a much lesser extent than the Connectivity Solutions segment, due to factors including volume, discount and product mix.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses decreased 26.4%, or $150 million, from $568 million for the first quarter of fiscal 2001 to $418 million for the same period of fiscal 2002. The decrease was primarily due to savings associated with our business restructuring plan including lower staffing levels and terminated real estate lease obligations. In addition, during the first quarter of fiscal 2001, we incurred higher incentive compensation expense and start-up expenses of $36 million related to establishing independent operations. These start-up expenses were comprised primarily of marketing costs associated with establishing our brand.

    Amortization of intangible assets included in SG&A in the first quarter of fiscal 2002 amounted to $9 million, compared with $6 million in the first quarter of fiscal 2001. In connection with our adoption of SFAS 142, we did not record any goodwill amortization in the first quarter of fiscal 2002 as compared with $8 million of goodwill amortization included in SG&A for the first quarter of fiscal 2001.

    BUSINESS RESTRUCTURING RELATED EXPENSES. Business restructuring related expenses of $6 million in the first quarter of fiscal 2002 represent expenses associated primarily with the outsourcing of certain of our manufacturing operations. The $23 million of expenses in the first quarter of fiscal 2001 represent incremental period costs associated with our separation from Lucent related primarily to computer system transition costs such as data conversion activities, asset transfers and training.

    RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses decreased 14.3%, or $20 million, from $140 million in the first quarter of fiscal 2001 to $120 million in the same quarter of fiscal 2002. Although R&D spending decreased, our investment in R&D as a percentage of revenue increased from 7.8% to 9.2% which supports our plan to shift spending to high growth areas of our business and reduce spending on more mature product lines. This investment is also consistent with our target to spend an amount equal to approximately 8% to 10% of our total revenue in R&D by the end of fiscal 2003.

    OTHER INCOME, NET. Other income, net decreased from $9 million in the first quarter of fiscal 2001 to $6 million in the same period of fiscal 2002. In both periods, interest income earned on cash balances accounts for the majority of other income.

    INTEREST EXPENSE. Interest expense remained relatively flat from the first quarter of fiscal 2001 at $10 million compared with $9 million in the same period of fiscal 2002. The decrease in interest expense is due to a lesser amount of outstanding commercial paper carrying a lower interest rate partially offset by a higher average outstanding debt balance attributable to borrowings associated with the issuance of our LYONs in the first quarter of fiscal 2002.

    PROVISION (BENEFIT) FOR INCOME TAXES. The effective tax rate in the first quarter of fiscal 2002 was a benefit of 35.0% as compared with an expense of 38.0% in the first quarter of fiscal 2001. The change in the effective tax rate is primarily due to our adoption of SFAS 142, which had a favorable impact because the effective tax rate calculation for the first quarter of fiscal 2002 excludes nondeductible goodwill while the calculation for the first quarter of fiscal 2001 does not. In addition, a change in the earnings mix generated increased earnings from jurisdictions outside the U.S. that have lower income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

STATEMENT OF CASH FLOWS DISCUSSION

    Avaya's cash and cash equivalents increased to $252 million at December 31, 2001, from $250 million at September 30, 2001. The increase resulted from $122 million of net cash provided by financing activities, partially offset by $92 million and $26 million of net cash used for operating and investing activities, respectively.

    Our net cash used for operating activities was $92 million for the three months ended December 31, 2001 compared with net cash provided by operating activities of $58 million for the same period in fiscal 2001. Net cash used for operating activities for the three months ended December 31, 2001 was composed of a net loss of $20 million adjusted for non-cash items of $69 million, and net cash used for changes in operating assets and liabilities of $141 million. Net cash used for operating activities is mainly attributed to cash payments made on our accounts payable and other short term liabilities. In addition, usage of cash also resulted from payments made for our business restructuring related activities resulting from our separation from Lucent, our outsourcing of certain manufacturing operations and the acceleration of our restructuring plan. Furthermore, we reduced our payroll related liabilities and advance billings and deposits. These changes were partially offset by receipts of cash on amounts due from our customers. For the first quarter in fiscal 2001, net cash provided by operating activities of $58 million was comprised of net income of $16 million adjusted for non-cash charges of $134 million, and net cash used for changes in operating assets and liabilities of $92 million. Net cash used for operating assets and liabilities was primarily attributed to cash receipts for our accounts receivables and an increase in our payroll related liabilities, offset by a reduction in our advance billings and deposits, cash payments made on our accounts payable, business restructuring and start-up activities, and an increase in our work in process and raw materials inventory.

    Days sales outstanding in accounts receivable for the first quarter of fiscal 2002, excluding the effect of the securitization transaction discussed below, was 96 days versus 95 days for the fourth quarter of fiscal 2001. This level of days sales outstanding is primarily attributable to transition issues resulting from the consolidation of our customer collection facilities. Days sales of inventory on-hand for the first quarter of fiscal 2002 were 73 days versus 70 days for the fourth quarter of fiscal 2001. This increase is primarily due to lower than expected sales volumes.

    Our net cash used for investing activities was $26 million for the three months ended December 31, 2001 compared with $116 million for the same period in fiscal 2001. The usage of cash in both periods resulted primarily from capital expenditures. The first quarter of fiscal 2002 included payments made for the renovation of our corporate headquarters facility and upgrading our information technology systems. Capital expenditures in the first quarter of fiscal 2001 is due mainly to Avaya establishing itself as a stand-alone entity, including information technology upgrades and corporate infrastructure expenditures.

    Net cash provided by financing activities was $122 million for the three months ended December 31, 2001 compared with $329 million for the same period in fiscal 2001. Cash flows from financing activities in the current period were mainly due to $447 million in proceeds from the issuance of LYONs convertible debt, net of payments for debt issuance costs, partially offset by $131 million of net payments for the retirement of commercial paper and a $200 million repayment on the five-year credit facility. Net cash provided by financing activities in the first quarter of fiscal 2001 was mainly due to the receipt of $400 million in proceeds from the sale of our Series B preferred stock and warrants to purchase our common stock described below, partially offset by $76 million of net payments for the retirement of commercial paper.

DEBT RATINGS

    Our ability to obtain external financing is affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. From January through March 2002, our commercial paper and long-term debt ratings were downgraded as follows (all current ratings include a negative outlook):

                                                                                              CURRENT
                                                AS OF                                         RATINGS
                                          DECEMBER 31, 2001   JANUARY 2002   FEBRUARY 2002   MARCH 2002
                                          -----------------   ------------   -------------   ----------
Moody's:
Commercial paper........................           P-2               P-2             P-3     Not prime
Long term senior unsecured debt.........          Baa1              Baa2            Baa3           Ba3

Standard & Poor's:
Commercial paper........................           A-2               A-3             A-3     No rating
Long term senior unsecured debt.........           BBB              BBB-             BB+           BB-
Corporate credit........................           BBB              BBB-            BBB-           BB+

    Any increase in our level of indebtedness or deterioration of our operating results may cause a further reduction in our current debt ratings. A further reduction in our current long-term debt rating by Moody's or S&P could affect our ability to access the long-term debt markets, significantly increase our cost of external financing, and result in additional restrictions on the way we operate and finance our business. In particular, you should review carefully the description of the impact of our current debt ratings and any future downgrade of those ratings on certain of our financing sources, as described below under "--Commercial Paper Program," "--Revolving Credit Agreements," and "--Securitization of Accounts Receivable."

    A security rating by the major credit rating agencies is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies. Each rating should be evaluated independently of any other rating.

COMMERCIAL PAPER PROGRAM

    Prior to February 2002, we maintained a commercial paper program under which we could borrow up to $1.25 billion at market interest rates. Interest rates on our commercial paper obligations are variable due to their short-term nature. The weighted average yield and maturity period for the $301 million commercial paper outstanding as of December 31, 2001 was approximately 3.4% and 87 days. The weighted average yield and maturity period for the $432 million of commercial paper outstanding as of September 30, 2001 was approximately 3.9% and 62 days. As of December 31, 2001, $37 million of the outstanding commercial paper was classified as long-term debt in the Consolidated Balance Sheet since it was supported by the five-year credit facility described below and it is our intent to refinance it with other debt on a long-term basis. As of September 30, 2001, the entire amount of commercial paper was classified as long-term debt.

    Our commercial paper has been recently downgraded and is currently rated not prime by Moody's, with a negative outlook, and is no longer rated by S&P. These recent downgrades mean we can no longer access the commercial paper market, which has been our primary source of liquidity in the past. As a result of the impact of these ratings downgrades on our ability to issue commercial paper, in February 2002, we borrowed $300 million under our five-year credit facility to repay commercial paper obligations. As of February 28, 2002, approximately
$15 million of our commercial paper remains outstanding. Such obligations mature through May 2002 and we expect to repay these remaining obligations with available cash or other short-term or long-term debt.

REVOLVING CREDIT AGREEMENTS

    We have two unsecured revolving credit facilities with third party financial institutions consisting of a $400 million 364-day credit facility that expires in August 2002 and an $850 million five-year credit facility that expires in September 2005. No amounts were drawn down under either credit facility as of December 31, 2001, although in February 2002 we borrowed $300 million under the five-year credit facility in order to repay maturing commercial paper obligations. In September 2001, we borrowed $200 million under the five-year credit facility and used the proceeds to repay maturing commercial paper. The borrowing carried a fixed interest rate of approximately 3.5% and was repaid in October 2001 using proceeds from the issuance of commercial paper. The
September 2001 borrowing under the five-year credit facility was necessitated by disruptions in the commercial paper markets as a result of the September 11, 2001 terrorist attacks.

    In February 2002, we and the lenders under our credit agreements amended the facilities. Funds are available under our credit agreements for general corporate purposes, the repayment of commercial paper obligations, and acquisitions up to $150 million. Our credit agreements provide that in the event our corporate credit rating falls below BBB- by S&P or our long-term senior unsecured debt rating falls below Baa3 by Moody's, our obligations to the lenders owing under our credit agreements will be secured, subject to certain exceptions, by security interests in our equipment, accounts receivable, inventory, investment property, U.S. intellectual property, contract rights, deposit accounts, the stock of our domestic subsidiaries other than Avaya Receivables LLC, Mercury Insurance Inc. and Avaya International LLC, and 65% of the stock of a foreign subsidiary which, together with its subsidiaries, holds the beneficial and economic right to utilize certain of our intellectual property outside North America, indebtedness owing to us, and all proceeds therefrom. The security interests would be suspended in the event our corporate credit rating was at least BBB by S&P and our long-term senior unsecured debt rating was at least Baa2 by Moody's, and such ratings are not accompanied by a negative outlook or its equivalent. In March 2002, our debt ratings were downgraded and our long-term senior unsecured debt is currently rated Ba3 by Moody's, with a negative outlook, and our corporate credit is currently rated BB+ by S&P, with a negative outlook. Based on these long-term debt ratings, our obligations to the lenders under the credit agreements are currently secured.

    Our credit agreements also provide that up to $500 million of the net proceeds of offerings of debt securities and $200 million of the net proceeds of any real property financings must be used to reduce the commitments under the 364-day and five-year facilities on a pro rata basis. In addition, to the extent that we obtain proceeds from asset sales or dispositions at a time when the aggregate commitments under our credit agreements exceed $950 million, we are required to use such proceeds to reduce the commitments under such facilities on a pro rata basis. We will use the proceeds from this offering to pay off the amounts outstanding under our credit agreements and reduce the commitments under each credit agreement pro rata. After completion of this offering, and the application of the net proceeds therefrom, total commitments available under our credit agreements will equal approximately $950 million.

    Any current or future domestic subsidiaries (other than certain excluded subsidiaries) whose revenue constitutes 5% or greater of our consolidated revenue or whose assets constitute 5% or greater of our consolidated total assets will be required to guarantee our obligations under our credit agreements. None of our subsidiaries currently meets these criteria.

    Our credit agreements also include negative covenants, including limitations on affiliate transactions, restricted payments and investments and advances. Our credit agreements also restrict our ability and that of our subsidiaries to incur debt and create liens, subject to certain exceptions. We are permitted to use our credit agreements to fund acquisitions in an aggregate amount not to exceed $150 million and to make larger acquisitions, so long as the total commitment does not exceed $950 million, our credit agreements are not used to fund the purchase price, no default under our credit agreements shall have occurred and be continuing or would result from such acquisition, and we shall be in compliance with the financial ratio described below after giving pro forma effect to such acquisition.

    Our credit agreements require us to maintain a ratio of consolidated EBITDA, calculated in accordance with our credit agreements, to interest expense of three to one for each of the rolling four quarter periods ending March 31, 2002, June 30, 2002 and September 30, 2002 and a ratio of four to one for each four quarter period thereafter. We are also required to maintain consolidated EBITDA of:

    - $20 million for the quarter ended March 31, 2002;

    - $80 million for the two quarter period ended June 30, 2002;

    - $180 million for the three quarter period ended September 30, 2002;

    - $300 million for the four quarter period ended December 31, 2002; and

    - $400 million for each four quarter period thereafter.

    For purposes of these calculations, we are permitted to exclude from the computation of consolidated EBITDA up to $163 million of restructuring charges, including asset impairment and other one time expenses to be taken no later than the fourth quarter of fiscal 2002. These charges are attributable to actions we may take in fiscal 2002 in order to improve our operating results. In addition, we may exclude certain business restructuring charges and related expenses taken in fiscal 2001.

    While we believe we will be able to meet these financial covenants, our revenue has been declining and any further decline in revenue may affect our ability to meet these financial covenants in the future.

    Our credit agreements provide, at our option, for fixed interest rate and floating interest rate borrowings. Fixed rate borrowings under the agreements bear interest at a rate equal to (i) the greater of (A) Citibank, N.A.'s base rate and (B) the federal funds rate plus 0.5% plus (ii) a margin based on our long-term senior unsecured debt rating (the "Applicable Margin"). Floating rate borrowings bear interest at a rate equal to the LIBOR rate plus the Applicable Margin and, if borrowings under a facility exceed 50% of the commitments under such facility, a utilization fee based on our long-term senior unsecured debt rating (the "Applicable Utilization Fee"). Based on our current long-term debt rating, the Applicable Margins for the 364-day credit facility and the five-year credit facility are 1.525% and 1.500%, respectively, and the Applicable Utilization Fee for both facilities is 0.25%.

SECURITIZATION OF ACCOUNTS RECEIVABLE

    We entered into a receivables purchase agreement in June 2001 and transferred a designated pool of qualified trade accounts receivable to a special purpose entity ("SPE"), which in turn sold an undivided ownership interest in the pool of receivables to an unaffiliated financial institution for cash proceeds of $200 million. The financial institution is an affiliate of Citibank, N.A., a lender and the agent for the other lenders under our credit agreements. The designated pool of qualified receivables held by the SPE has been pledged as collateral to secure the obligations to the financial institution, and the financial institution has no recourse to our other assets, stock or other securities for failure of customers under the receivables to pay when due. We have a retained interest in the designated pool of receivables to the extent the value of the receivables exceeds the outstanding amount of the financial institution's investment. However, the assets of the SPE are not available to pay our creditors. Collection of receivables are used by the SPE to repay the financial institution's investment in accordance with the receivables purchase agreement and the financial institution in turn purchases, from time to time, new interest in receivables up to an aggregate investment at any time of $200 million.

    We had a retained interest of $174 million and $153 million as of December 31, 2001 and September 30, 2001, respectively, in the SPE's designated pool of qualified accounts receivable.

    On March 11, 2002, we elected to terminate the accounts receivable securitization facility effective as of March 15, 2002. The facility was a cost-effective source of liquidity for our company and we must now look to other sources of liquidity which may not have terms as favorable as those in the accounts receivable securitization facility. As a result of the early termination of the receivables purchase agreement, collections on trade accounts receivable that constitute the designated pool of receivables, including to the extent necessary, those receivables that we retain an interest in, will be used to pay down the financial institution's $200 million investment under the agreement. If payment were made from the receivables that we retain an interest in, we may need to incur additional debt to fund the resulting shortfall in working capital. Until the financial institution's investment is repaid, which we expect to occur by April 30, 2002, the lenders under our credit agreements and the noteholders will only have a residual security interest in the receivables subject to the facility.

PREFERRED STOCK INVESTMENT

    In October 2000, we sold to the Warburg Entities four million shares of our Series B preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. This initial liquidation value will accrete for the first 10 years beginning in October 2000 at an annual rate of 6.5% and 12% thereafter, compounded quarterly. For the first quarter of fiscal 2002, accretion of the Series B preferred stock was $7 million, resulting in a liquidation value of $434 million as of December 31, 2001. The total number of shares of common stock into which the Series B preferred stock are convertible is determined by dividing the liquidation value in effect at the time of conversion by the conversion price. Based on a conversion price of $26.71, the Series B preferred stock is convertible into 16,232,630 shares of our common stock as of December 31, 2001.

    The warrants have an exercise price of $34.73 and are exercisable in two allotments. Warrants exercisable for 6,883,933 shares of common stock have a four-year term expiring on October 2, 2004, and warrants exercisable for 5,507,146 shares of common stock have a five-year term expiring on October 2, 2005. During the period from May 24, 2001 until October 2, 2002, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the four-year and the five-year warrants, respectively.

    As described in "Recent Developments--Agreements with Warburg," we recently entered into an agreement with the Warburg Entities under which the Warburg Entities agreed to (i) convert all 4,000,000 outstanding shares of the Series B preferred stock into a total of 38,329,365 shares of common stock based on the conversion price of $11.31 per share, which was reduced from the original conversion price of $26.71, (ii) purchase an additional 286,682 shares of common stock from us by exercising a portion of the warrants that the Warburg Entities own at an exercise price of $34.73 per share (for gross proceeds to us upon such exercise of approximately $10 million) and (iii) purchase from us an aggregate of 14,383,953 shares of our common stock for $6.26 per share (which was the reported closing price of the common stock on the New York Stock Exchange on March 8, 2002), for a total purchase price of approximately $90 million. We will record a one-time retained earnings charge of approximately $130 million in connection with the conversion of the preferred stock by the Warburg Entities.

DISTRIBUTOR LINE OF CREDIT

    As part of our strategy to strengthen our distribution network, in March 2000 we sold our primary distribution function for our voice communications systems for small and mid-sized enterprises to Expanets, Inc., now our largest distributor. The terms of the sale provided that we would provide billing and collection services for Expanets for a transitional period. In May 2001, the parties restructured the dealer agreement to more precisely define the customer base to be serviced by each party, including small or branch offices of larger enterprises.

    At the time the dealer agreement was restructured, Expanets efforts to obtain a commercial credit facility were hampered by the fact that their billing and collection function had not yet been migrated to their information systems. Because of the importance to us of the Expanets relationship and the customer base served by Expanets, we agreed to provide a short-term line of credit until the migration of the billing and collection function from our system to Expanets' system. A delay in the migration of the billing and collection function to Expanets until December 2001 affected the ability of Expanets to obtain a collateralized commercial credit facility by the original March 31, 2002 expiration date of the distributor credit agreement. Accordingly, the parties agreed to the amendment to the distributor credit agreement described below.

    The credit line applies to certain unpaid and outstanding receivables. As of December 31, 2001, the amount outstanding under the line of credit was $123 million, of which $56 million is recorded as receivables and $67 million is recorded as other current assets in our financial statements. Outstanding amounts under the distributor credit agreement, which was originally due to expire on March 31, 2002, are secured by Expanets' accounts receivable and inventory.

    On March 12, 2002, we entered into an amendment to the distributor credit agreement with Expanets and its parent company, NorthWestern Corporation. The amended distributor credit agreement provides for installment payments and a corresponding reduction in the borrowing limit under the credit line in the amounts of $25 million, $20 million and $25 million in March 2002, April 2002 and August 2002, respectively, with the remaining balance due on December 31, 2002. On March 5, 2002, we received the initial $25 million installment payment from Expanets. In addition, the interest rate on the line of credit will accrue at an annual rate of 15% and NorthWestern has effectively guaranteed up to $50 million of Expanets, obligations under the distributor credit agreement.

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A default by NorthWestern of its guarantee obligations under amended the distributor credit agreement would constitute a default under the Expanets' dealer agreement with us, resulting in a termination of the non-compete provisions contained in such agreement and permitting us to sell our products to Expanets' customers.

    We cannot assure you that Expanets will be able to comply with the terms of the amended distributor credit agreement. In the event Expanets is unable to comply with the terms of the amended distributor credit agreement and a default occurs, the remedies available to us under the amended distributor credit agreement may be insufficient to satisfy in full all of Expanets' obligations to us.

EQUITY CONSTRAINT

    Our ability to issue additional equity may be constrained because our issuance of additional equity may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax-sharing agreement between Lucent and us, we would be required to indemnify Lucent against that tax.

LYONS

    In the first quarter of fiscal 2002, we sold through an underwritten public offering approximately $944 million aggregate principal amount at maturity of LYONs due 2021. The proceeds of approximately $447 million, net of a $484 million original issue discount and $13 million of underwriting fees, were used to refinance a portion of our outstanding commercial paper. The underwriting fees of $13 million were recorded as deferred financing costs and are being amortized on a straight-line basis to interest expense over a three-year period through October 31, 2004, which represents the first date holders may require us to purchase all or a portion of their LYONs.

    The original issue discount of $484 million accrues daily at a rate of 3.625% per year calculated on a semiannual bond equivalent basis. We will not make periodic cash payments of interest on the LYONs. Instead, the amortization of the discount is recorded as interest expense and represents the accretion of the LYONs issue price to its maturity value. For the period of issuance through February 28, 2002, $6 million of interest expense on the LYONs was recorded, resulting in an accreted value of $466 million as of February 28, 2002. The discount will cease to accrue on the LYONs upon maturity, conversion, purchase by us at the option of the holder, or redemption by Avaya. The LYONs are unsecured obligations that rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

    The LYONs are convertible into 35,333,073 shares of Avaya common stock at any time on or before the maturity date. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount. Accrued original issue discount will be considered paid by the shares of common stock received by the holder of the LYONs upon conversion.

    We may redeem all or a portion of the LYONs for cash at any time on or after October 31, 2004 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable redemption date. Conversely, holders may require us to purchase all or a portion of their LYONs on October 31, 2004, 2006 and 2011 at a price equal to the sum of the issue price and accrued original issue discount on the LYONs as of the applicable purchase date. We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof, subject to certain conditions applicable to payment in shares of common stock.

    The indenture governing the LYONs includes certain covenants, including a limitation on our ability to grant liens on significant domestic real estate properties or the stock of subsidiaries holding such properties. The liens granted under the security agreement securing our credit agreements and the notes do not extend to any real property and therefore, do not conflict with the terms of the indenture governing the LYONs.

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AIRCRAFT SALE-LEASEBACK

    In June 2001, we sold a corporate aircraft for approximately $34 million and subsequently entered into an agreement to lease it back over a five-year period. At the end of the lease term, we have the option to renew the lease subject to the consent of the lessors, or to purchase the aircraft for a price as defined in the agreement. If we elect not to either renew the lease or purchase the aircraft, we must arrange for the sale of the aircraft to a third party. Under the sale option, we have guaranteed approximately 60% of the unamortized original cost as the residual value of the aircraft. The lease is accounted for as an operating lease for financial statement purposes and as a loan for tax purposes.

    The agreements governing the aircraft sale-leaseback transaction contain certain covenants, including limitations on our ability to incur liens in certain circumstances. In particular, the agreements prohibit us from incurring secured indebtedness, subject to certain exceptions, in excess of $500 million. In the event that the notes and amounts outstanding under our credit agreements, collectively, were to exceed $500 million at a time when the notes and borrowings under the facilities were secured as described above under "--Revolving Credit Agreement," we would be in violation of the lien covenant under the sale-leaseback agreements. In addition, for the three consecutive quarters ended June 30, 2001, we had to maintain a ratio of annualized consolidated Earnings Before Interest and Taxes ("EBIT") to annualized consolidated interest expense of at least three to one. Commencing in the fourth quarter of fiscal 2001 and each fiscal quarter thereafter, we had to maintain such ratio for the previous four consecutive fiscal quarters. The covenant permitted us to exclude up to $950 million of business restructuring and related charges and $300 million of start-up expenses from the calculation of consolidated EBIT to be taken no later than September 30, 2001. In
September 2001, the covenant was amended to permit us to exclude up to an additional $450 million of non-cash business restructuring and related charges from the calculation of EBIT during such period to be taken no later than the fourth quarter of fiscal 2001. We were in compliance with this covenant as of December 31, 2001, although based on our current estimates, we believe we may not be able to comply with this covenant for the quarter ended March 31, 2002.

    We are in discussions with the financial institution participating in the sale-leaseback transaction to restructure the agreements to address any potential conflict between the security agreement securing the credit agreements and the notes and the lien covenant included in the sale-leaseback agreements and our ability to meet the financial covenant described above. If we are unable to reach an agreement with the financial institution on restructuring these agreements, we may not be able to comply with these covenants and may be required to purchase the aircraft from the financial institution for a purchase price equal to the unamortized lease balance, which was approximately
$33 million as of February 28, 2002. We may need to incur additional debt to the extent we are required to satisfy this obligation prior to the end of the lease term.

CROSS ACCELERATION/CROSS DEFAULT PROVISIONS

    The agreements governing the sale-leaseback transaction and the receivables purchase agreement governing the securitization of accounts receivable provide generally that an event of default would result (i) if we fail to pay any obligation in respect of debt in excess of $100 million in the aggregate when such obligation becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, or (ii) if any such debt is declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased, defeased, or an offer to repay, redeem, purchase or defease such debt shall be required to be made, in each case prior to the stated maturity thereof.

    The indenture governing the LYONs provides generally that an event of default with respect to the LYONs would result (i) if we fail to pay any debt in excess of $100 million in principal amount at the

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maturity thereof (after giving effect to any applicable grace period) or
(ii) if any such debt is declared to be due and payable prior to its stated maturity.

    The credit agreements provide generally that an event of default under such agreements would result (i) if we fail to pay any obligation in respect of any debt in excess of $100 million in the aggregate when such obligation becomes due and payable or (ii) if any event occurs or condition exists that would result in the acceleration, or permit the acceleration, of the maturity of such debt prior to the stated term.

CONDITIONAL REPURCHASE OBLIGATIONS

    We sell products to various distributors that may obtain financing from unaffiliated third party lending institutions. In the event the lending institution repossesses the distributors' inventory of our products, we are obligated under certain circumstances to repurchase such inventory from the lending institution. Our obligation to repurchase inventory from the lending institution terminates 180 days from the date of invoicing by us to the distributor. The repurchase amount is equal to the price originally paid to us by the lending institution for the inventory. The amount reported to us from distributors who participate in these arrangements as their inventory on-hand was approximately $78 million as of January 31, 2002. We are unable to determine how much of this inventory was financed and, if so, whether any amounts have been paid to the lending institutions. Therefore, our repurchase obligation could be less. While there have not been any repurchases made by us under such agreements, we cannot assure you that we will not be obligated to repurchase inventory under these arrangements in the future.

FUTURE CASH NEEDS

    Our primary future cash needs on a recurring basis will be to fund working capital, capital expenditures and debt service. We believe that our cash flows from operations will be sufficient to meet these needs. In addition, funding our business restructuring and related expenses has required, and is expected to continue to require, significant amounts of cash. We expect to fund our business restructuring and related charges through a combination of debt and internally generated funds. If we do not generate sufficient cash from operations, we may need to incur additional debt. We currently anticipate making additional cash payments of approximately $159 million in the remaining portion of fiscal 2002 related to our existing business restructuring initiatives. In addition, we will need to fund the cash portion of the restructuring charge described below. These cash payments are planned to be composed of $84 million for employee separation costs, $36 million for lease obligations, $4 million for other exit costs and $35 million for incremental period costs, including computer transition expenditures, relocation and consolidation costs.

    In response to the continued industry-wide economic slowdown, we are currently engaged in a review of our operations with a view towards improving our business performance. Based on this review, we expect to take actions that will result in the elimination of approximately 1,900 additional positions worldwide. As a result of these actions, we plan to record a business restructuring charge of approximately $100 million in the second quarter of fiscal 2002, most of which will require a usage of cash. We may take further restructuring charges during the remainder of fiscal year 2002. We expect to fund this restructuring charge through a combination of debt and internally generated funds.

    In order to meet our cash needs, we may from time to time, borrow under our credit agreements or issue other long or short-term debt, if the market permits such borrowings. We cannot assure you that any such financings will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, and to fund working capital, capital expenditures, strategic acquisitions, and our business restructuring will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our credit agreements and the indenture governing the LYONs and the notes impose and any future indebtedness may impose, various restrictions and covenants

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which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. As a result of the recent downgrades of our long-term debt ratings, borrowings under credit agreements, and other short-term or long-term debt will likely be made available to us at a higher interest rate than our debt had in the past.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

    We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws, particularly in the U.S., governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities either voluntarily or pursuant to government directives.

    It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows.

LEGAL PROCEEDINGS

    From time to time we are involved in legal proceedings arising in the ordinary course of business. Other than as described below, we believe there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

YEAR 2000 ACTIONS

    Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999 and, after being dismissed, was refiled in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999, and amended in 2000 to include Avaya as a defendant. We may also be named a party to the other actions and, in any event, have assumed the obligations of Lucent for all of these cases under the contribution and distribution agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties. A class has not been certified in any of the three cases and, to the extent a class is certified in any of the cases, we expect that class to constitute those enterprises that purchased the products in question. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. Although we believe that the outcome of these actions will not adversely affect our financial position, results of operations or cash flows, if these cases are not resolved in a timely manner, they will require expenditure of significant legal costs related to their defense.

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COUPON PROGRAM CLASS ACTION

    In April 1998, a class action was filed against Lucent in state court in New Jersey, alleging that Lucent improperly administered a coupon program resulting from the settlement of a prior class action. The plaintiffs allege that Lucent improperly limited the redemption of the coupons from dealers by not allowing them to be combined with other volume discount offers, thus limiting the market for the coupons. We have assumed the obligations of Lucent for these cases under the Contribution and Distribution Agreement. The complaint alleges breach of contract, fraud and other claims and the plaintiffs seek compensatory and consequential damages, interest and attorneys' fees. The parties have entered into a proposed settlement agreement, pending final approval by the court.

LUCENT SECURITIES LITIGATION

    In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

    The above actions have been consolidated with other purported class actions filed against Lucent on behalf of its stockholders in January 2000 and are pending in the Federal District Court for the District of New Jersey. We understand that Lucent has filed a motion to dismiss the Fifth Consolidated Amended and Supplemental Class Action Complaint in the consolidated action. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of stockholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint was amended to include purported class members who purchased Lucent common stock up to November 21, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these stockholder class actions seek compensatory damages plus interest and attorneys' fees.

    Any liability incurred by Lucent in connection with these stockholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and, as a result, we would be responsible for 10% of any such liability. All of these actions are in the early stages of litigation and an outcome cannot be predicted and, as a result, we cannot assure you that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

LICENSING MEDIATION

    In March 2001, a third party licensor made formal demand for alleged royalty payments which it claims we owe as a result of a contract between the licensor and our predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that we owe royalty payments for software integrated into certain of our products. The licensor also alleges that we have breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. The licensor has demanded arbitration of this matter, which we expect to occur within the next several months. At this point, an outcome in the arbitration proceeding cannot be predicted and, as a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

REVERSE/FORWARD STOCK SPLIT COMPLAINTS

    In January 2002, a complaint was filed in the Court of Chancery of the State of Delaware against us seeking to enjoin us from effectuating a reverse stock split followed by a forward stock split

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described in our proxy statement for our 2002 Annual Meeting of Shareholders held on February 26, 2002. At the annual meeting, we obtained the approval of our shareholders of each of three alternative transactions:

    - a reverse 1-for-30 stock split followed immediately by a forward 30-for-1 stock split of our common stock;

    - a reverse 1-for-40 stock split followed immediately by a forward 40-for-1 stock split of our common stock;

    - a reverse 1-for-50 stock split followed immediately by a forward 50-for-1 stock split of our common stock.

    The complaint alleges, among other things, that the manner in which we plan to implement the transactions, as described in our proxy statement, violates certain aspects of Delaware law with regard to the treatment of fractional shares and that the description of the proposed transactions in the proxy statement is misleading to the extent it reflects such violations. The action purports to be a class action on behalf of all holders of less than 50 shares of our common stock. The plaintiff is seeking, among other things, damages as well as injunctive relief enjoining us from effecting the transactions and requiring us to make corrective, supplemental disclosure. This matter is in the early stages and we cannot provide assurance that this lawsuit will not impair our ability to implement any of the transactions.

EUROPEAN MONETARY UNIT ("EURO")

    In 1999, most member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the European Union's new currency, the euro. This conversion permitted transactions to be conducted in either the euro or the participating countries' national currencies through December 31, 2001. In January 2002, the new currency was issued, and legacy currencies are currently being withdrawn from circulation. By
February 28, 2002, all member countries are expected to have permanently withdrawn their national currencies as legal tender and replaced their currencies with euro notes and coins. As of December 31, 2001, all of the member countries of the European Union in which we conduct business have converted to the euro. The conversion has not had, and we do not expect it to have, a material adverse effect on our consolidated financial position, results of operations or cash flows.

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                                     AVAYA

OVERVIEW

    We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer a strong portfolio of solutions that includes communications systems, applications and related services and structured cabling system. Our systems include our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our applications include our customer relationship management, voice and unified messaging and unified communication solutions. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices throughout a building or across one or more campuses.

    We are a worldwide leader in sales of voice messaging and structured cabling systems and a U.S. leader in sales of traditional voice communications and call center systems. In addition to products where we are a leader, we also provide multi-service networking products and converged voice and data products, including server-based Internet Protocol telephony systems. Our strategy is focused on increasing our market share of these products and other advanced communications solutions by leveraging our existing customer base, cross-selling and emphasizing the value of our comprehensive global service offerings. By advanced communications solutions, we mean the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees.

    In addition to our strong portfolio of products, we support our broad customer base, which includes a significant percentage of Fortune 500 companies, with comprehensive global service offerings, including on-site repair and maintenance, installation of our products and remote diagnostics testing of our advanced systems. We believe our Services segment, consisting of approximately 10,000 employees, differentiates us from our competitors. We also offer professional services for customer relationship management, converged voice and data network products, voice and unified messaging and unified communications as well as value-added services for the outsourcing of messaging systems and other portions of an enterprise's communications system.

    For periods prior to January 1, 2002, we reported our operations in three segments: Communications Solutions, Services and Connectivity Solutions, although this will change for future periods as described below. The Communications Solutions segment consists of our traditional voice communications systems and related software, converged voice and data network products, communications applications, professional services, multi-servicing networking products and product installation services. The Services segment consists of our maintenance, value-added services and data services. The Connectivity Solutions segment consists of our structured cabling systems and electronic cabinets.

    Effective January 1, 2002, we implemented an internal reorganization of our company in which we will assess performance and allocate resources among four rather than three operating segments by dividing our Communications Solutions segment into two business reporting segments: Applications and Systems. Our Applications segment will consist of software associated with our traditional voice communications systems and our customer relationship management, voice and unified messaging and unified communications products and services. Our Systems segment will consist of our traditional voice communications systems, converged voice and data network products and multi-service networking products. Our objective is to enable us to understand and manage our product groups with greater precision, and to provide investors better insight and visibility into what could roughly be viewed as the software versus hardware pieces of our business. Beginning in the second quarter of fiscal 2002, we will

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be reporting our financial data in the following operating segments:
Applications, Systems, Connectivity Solutions and Services.

    The following are the three core components of our strategy:

    - Revenue growth--increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our markets;

    - Restructuring--restructure our business to reduce expenses and improve efficiency; and

    - Reinvestment--reinvest in research and development to develop new systems and solutions to augment our current product and solution offerings.

    As part of our strategy to increase revenue growth, we intend to use our leadership positions in traditional voice communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our broad customer base comprehensive advanced communications solutions. Our advanced communications solutions include converged voice and data network products, customer relationship management solutions, unified communication applications and multi-service networking products. Our strategy to increase revenue growth also includes a focus on increasing international sales through alliances and our network of distributors. In addition, we believe strengthening our network of distributors in the United States and internationally will better serve the needs of our small- and mid-sized customers, resulting in increased revenue growth.

    In connection with our spin-off from Lucent, in September 2000, we engaged in a comprehensive review of our operations with a view toward improving our profitability and our business performance in the near term. As a result of this review, we adopted a restructuring plan designed to be implemented completely by the end of fiscal 2003. During fiscal 2001, we accelerated the restructuring plan with a goal of completing the implementation of the plan by the end of fiscal 2002. The primary features of our restructuring plan include outsourcing the manufacturing of substantially all of our products, consolidation of our real estate holdings and restructuring of our workforce in order to more effectively address the needs of our business. Some of the highlights of the implementation of our restructuring plan in fiscal 2001 are as follows:

    - we outsourced the manufacturing of substantially all of our communications systems and software to Celestica Inc. under a five-year strategic manufacturing agreement;

    - we reduced our real estate holdings since September 30, 2000 by approximately 1.6 million square feet, or 11.3%, primarily as a result of our outsourcing transaction with Celestica and consolidation of leased properties; and

    - we reduced the size of our workforce from 31,000 employees as of September 30, 2000 to 23,000 employees as of September 30, 2001, primarily as a result of a combination of involuntary and voluntary separations, including an early retirement program targeted at U.S. management employees, and our outsourcing transaction with Celestica.

    We increased research and development expenses by 14.5% in fiscal 2001, or, as a percentage of revenue, from 6.1% in fiscal 2000 to 7.9% in fiscal 2001, as part of our initiative to increase research and development spending. As a part of Lucent, we were allocated a portion of Lucent's basic research, which did not necessarily directly benefit our business. Our current and future investments in research and development will have a greater focus on our products.

    We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. Prior to the contribution and the distribution, we had no material assets or activities as a separate corporate

                                      S-52
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entity. Following the distribution, we became an independent public company, and
Lucent has no continuing stock ownership interest in us.

PRODUCT AND SOLUTION OFFERINGS

    We offer a broad array of communications systems, solutions and services that enable enterprises to communicate with their customers, suppliers, partners and employees. Our broad portfolio of products includes products we have developed internally, products we have obtained through acquisitions, products we resell that are manufactured by third parties and products we have developed through our strategic alliances with other technology leaders. Our products range from systems designed for multinational enterprises with multiple locations worldwide, thousands of employees and advanced communications requirements to systems designed for enterprises with a regional or local presence, a single location, and less extensive communications requirements.

COMMUNICATIONS SOLUTIONS SEGMENT

    TRADITIONAL VOICE COMMUNICATIONS SYSTEMS AND CONVERGED VOICE AND DATA NETWORK PRODUCTS. We are a U.S. leader in sales of traditional voice communications systems, our core voice communications products. We offer a broad range of systems to satisfy the communications needs of a diverse group of enterprises. We offer systems designed for under five users, as well as systems that can be networked to accommodate an almost unlimited number of users. Our systems are generally designed to allow an enterprise to add or remove users and have optional features, including over 450 in our most advanced systems, to enable an enterprise to activate additional features as its communications requirements change.

    Our most advanced traditional voice communications system is our DEFINITY-Registered Trademark- Enterprise Communications Server, which is offered in a variety of configurations in approximately 90 countries. Our DEFINITY product line is a family of products that provides for a reliable network for voice communication which offers integration with an enterprise's data network. Our DEFINITY servers support a variety of voice and data applications such as call and customer contact centers, messaging and interactive voice response, or IVR, systems. IVR systems allow an individual to access information in the enterprise's computer databases or conduct transactions by voice or using a touch-tone telephone. Our DEFINITY servers support open and standard interfaces for computer telephony integration applications, which are advanced applications that assist in the making, receiving and managing of telephone calls. Our DEFINITY servers facilitate the ongoing transition at many enterprises from private voice telephone systems to advanced systems that integrate voice and data traffic and deploy increasingly sophisticated communications applications.

    Primarily in Europe, Australia and Japan, we offer two other advanced systems, the Avaya INDeX-TM- and Avaya Alchemy-TM- product lines, which are targeted to small- to mid-sized enterprises. These systems compete primarily on price offerings and provide a variety of integrated voice and data applications. In addition to our advanced systems, we offer two primary voice communications systems, our Merlin Magix-Registered Trademark- and Partner-Registered Trademark- product lines, targeted at small- and mid-sized enterprises with less extensive to moderately sophisticated communications requirements.

    In addition to traditional voice communications systems, we also offer converged voice data network products including Internet Protocol telephony products. Internet Protocol, or IP, is a type of protocol, or set of procedures, for the formatting and timing of data transmission between two pieces of equipment. Converged networks generally provide for the integration of voice, data, video and other traffic, including wireless, over a single unified network. Through our converged network offering, we can offer our customers a new server-based IP telephony system, or IP PBX, or we can "IP-enable" their existing voice communications system. We are not a leader in sales of IP PBXs.

    We recently introduced the next generation of our Enterprise Class Internet Protocol Solutions, or ECLIPS software and hardware, which we believe will bring the full functionality, scalability and

                                      S-53
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reliability of voice communications to IP telephony. We believe the new ECLIPS solutions will make it easier and more cost-effective for enterprises to integrated voice onto a single packet-base network and will provide a logical migration to IP telephony by enabling enterprises to retain existing telephone and infrastructure.

    CUSTOMER RELATIONSHIP MANAGEMENT. We offer products that are essential components of many customer relationship management, or CRM, solutions, including:

    - call and customer contact center systems;

    - customer self-service applications, including the integration of voice communications;

    - Web collaboration;

    - electronic mail response management;

    - Web chat; and

    - workflow and business process automation products.

    Our core CRM product offerings are software and hardware systems and software applications for customer contact centers (including call centers) that are the foundation of many CRM solutions. We use the term contact center to refer to traditional call centers, which primarily manage an enterprise's interactions with customers via the telephone, and to contact centers that allow customers to interact with an enterprise using multiple mediums of communication, including electronic mail, access from a Web site, chat rooms, IVR systems, telephone calls and facsimiles. We are a U.S. leader in sales of call center systems. Our strategy is to leverage this leadership position to market a broader suite of CRM solutions.

    In April 2001, we enhanced our CRM offering through the acquisition of substantially all the assets of Quintus Corporation. Among the assets acquired was the eContact-TM- multi-vendor, multi-platform comprehensive software suite that unites traditional call center technology with Web-based communications.

    Our CRM business is supported by a professional services team of consultants who are dedicated to assisting enterprises in improving their customer relationship management, technology and execution. Our services range from designing and implementing an enterprise's customer relationship management technology strategy to setting up and integrating software applications that an enterprise purchases from us as part of its customer contact center. Our consultants also work with our sales force in selling our customer relationship management products.

    UNIFIED COMMUNICATION. We define Unified Communication as a family of solutions that allow individuals to collaborate and communicate more effectively and to move more quickly in a networked infrastructure. Our Unified Communication solutions include our voice messaging and unified messaging products, our IP-based personal communications portal and other multimedia collaboration tools. Unified messaging is an advanced messaging solution that delivers the convenience and benefits of combining the storage of more than one type of message, including voice, facsimile and electronic mail.

    We offer a wide variety of voice messaging solutions designed to serve the telephone call answering, voice and facsimile messaging communications needs of enterprises. These products are marketed under a number of brands, including Octel-C- Messaging and INTUITY-TM- AUDIX-C- Messaging brands. The ease and speed of our voice and facsimile messaging can improve an enterprise's efficiency by allowing messages to be sent instantly to teams, groups or an entire workforce across multiple locations. All of our messaging servers can be networked, over the Internet or public or private voice networks, to provide enterprise-wide voice and facsimile messaging through a single system.

    We are the worldwide leader in sales of voice messaging systems. These systems are configured either as stand-alone servers or as embedded software or hardware in communications servers. Many of

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our messaging systems are compatible with the voice communications systems of other vendors so that an enterprise may choose our messaging system as the standard for all its locations.

    Our unified messaging capability, which accommodates voice, facsimile and electronic mail messages, is available for our Octel Messaging and INTUITY AUDIX systems and is also provided by our innovative Avaya Unified Messenger-C- system for Microsoft-C- Exchange, developed in cooperation with Microsoft Corporation. Unified messaging facilitates access to messages through the most convenient device, including Internet browsers, LAN-based personal computers and wireline or wireless telephones, using text-to-speech technology for telephonic e-mail retrieval. The Avaya Unified Messenger system is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine or a Microsoft Exchange interface on the user's personal computer. In September 2001, we announced an agreement with International Business Machines Corporation to develop jointly a unified messaging solution for their Lotus Notes-Registered Trademark- platform. This solution will provide Lotus Notes users with a single user interface and mailbox for both email and voice mail messages. We anticipate this solution will available by the end of fiscal 2002.

    We offer unified communication solutions that use the advantages of the Internet Protocol operating on the Internet, wireless networks and telephone networks. Our suite of unified communication applications enables a personal communications portal for enterprise employees and is intended to work with new applications for scheduling meetings with others, filtering incoming calls, organizing, scheduling and routing incoming calls and messages, scheduling and conducting voice conferencing with others, and conducting advanced multimedia business collaboration and content sharing.

    MULTI-SERVICE NETWORKING. We offer a portfolio of products to support multi-service network infrastructures that carry voice, video and data traffic over any of the protocols supported by the Internet on local area, wide area and wireless networks including gigabit Ethernet, which facilitates the integration of the enterprise network, the service provider network and next generation switching systems such as optical networking. We are not a leader in multi-service networking products and our product portfolio in this area is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on improving our market share of these and other advanced communications solutions. Our multi-service networking products include switches, wireless local area networking, virtual private networks and policy management software.

    Our Avaya Cajun-TM- family of switches supports voice, video and data traffic over a local area network, or LAN. Each switch is designed for interoperability with the hardware of numerous other vendors and is comprised of hardware and software that enable the switch to perform configuration, fault management and traffic prioritization functions. Configuration is the adding, deleting and modifying of connections and supported addresses within a network. Fault management is the detection and corrections of network faults. Prioritization is the capability to consider the nature of the requirements of various transmissions to determine the relative order and priority of dealing with several different types of transmissions.

    We offer automated policy management software called CajunRules-TM-. CajunRules allows network managers to define, manage and enforce policies which establish priorities and levels of security for network traffic, based on parameters such as traffic type, application or user identification. Examples include a policy that gives voice traffic priority over data traffic in a network, a policy which gives finance applications priority at the end of a reporting period, a policy that gives bandwidth priorities to designated users, such as senior management, or policies that restrict access to sensitive applications, such as human resources applications, to only authorized users. Our policy management software products are designed to allow a single administrator to set policies for all users and locations from a central location.

                                      S-55
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    Our Avaya Wireless LAN products provide the ability to operate both indoors and outdoors, scale from small to large installations, and provide traffic prioritization. These products enable wireless LAN connectivity across facilities such as retail stores, warehouses, schools, universities and hospitals where wiring is costly and difficult to install and clients demand mobility or flexibility.

    We offer wide area network solutions, or WAN, including virtual private networks, or VPNs, and firewall products for enterprises. A virtual private network allows an enterprise to transport voice, video or data over a public or shared network at a level of security substantially equivalent to the traffic traveling over that enterprise's own private network. This increased level of security is accomplished through encryption and encapsulation of this voice, video or data traffic into a format that is protected from unauthorized access. Our VPN offering was enhanced by our acquisition of VPNet Technologies, Inc. in February 2001. Our virtual private network routers are used primarily by enterprises with remote workers and branch or home offices, and by enterprises using Internet wide area network service. In addition, we offer firewall hardware and software that function as a security mechanism to limit the exposure of a network to unauthorized infiltration. The firewall regulates internal and external network resources and filters network content. Our firewall products have been designed to meet the testing standards of the U.S. federal government and allow for a single administrator to manage multiple firewalls for an entire network from a single location.

SERVICES SEGMENT

    Our service force of approximately 10,000 employees supports our broad customer base with comprehensive global service offerings, including on-site repair and maintenance, installation of our products and remote diagnostics testing of our advanced systems. We believe our services offering is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management, converged voice and data network products and unified communications, as well as value-added services for the outsourcing of messaging systems and other portions of an enterprise's communications system.

    CUSTOMER SERVICE, INSTALLATION AND MAINTENANCE. We have customer service, installation and maintenance organizations in the United States and internationally. Our service organization is designed to provide a comprehensive set of services in support of direct sales and indirect sales through distributors. The purchase prices of our products typically include installation costs, which are included in the Communications Solutions segment. Most of our products, other than our Connectivity Solutions products, have a one-year warranty. For additional service, our customers can elect to enter into maintenance contracts with us or, if they do not choose to enter into such contracts, may have us provide service for them on a time and materials basis. According to a December 2001 report in Phillips InfoTech, based on revenue, we are the U.S. leader in providing maintenance and support for telephony systems with 36.6% market share.

    Our U.S. service organization is comprised of our Implementation Services Organization and our Technical Services Organization. Our Implementation Services Organization provides product installation and repair services. Our Technical Services and Implementation Services Organizations provide technical support and maintenance under contracts for our voice communications products.

    Our international service organization is comprised of our Implementation Services Organizations and a Customer Support Center which collectively provide installation, maintenance and customer service support. We have our own Implementation Services Organizations in 21 countries. Our Implementation Services Organizations currently provide installation, on-site and remote maintenance, and some training for our voice and data products. These organizations primarily support customers that have purchased from us directly.

    VALUE-ADDED SERVICES. Our value-added services are outsourcing services we provide to both enterprises and to communications service providers, such as local exchange carriers, or telephone

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companies, or Internet service providers, worldwide to operate and maintain a portion of their communications systems.

    Our enterprise customers that use our value-added services are generally large and mid-sized businesses. For enterprise customers, we provide outsourcing of voice messaging systems, portions of voice communications systems and contact centers. We offer these customers a full range of maintenance, management and support services. We provide either managed services where the customer owns the communications system or outsourcing services where we both manage and own the communications system. Our services include fault management, including maintenance and help desk support; remote provisioning and administration, such as establishment of voice mail boxes; remote monitoring; and recording, reporting and billing. For service providers, we primarily outsource the operation of their messaging systems. We outsource messaging systems for established service providers, emerging service providers and other competitive local exchange carriers. Currently, we derive the majority of our revenue in value-added services from customers in the U.S.

    We contract with our clients to provide these services, in varying levels, under agreements that require us to meet service level requirements that vary from agreement to agreement. Fee arrangements vary by contract, but are generally made on a per unit or per subscriber basis. These agreements typically have terms ranging from five to seven years with varying termination provisions.

    DATA SERVICES. Our data services solutions include implementation, installation, maintenance and management of an enterprise's data network. From our network management center we can remotely manage and monitor an enterprise's network to limit network downtime and maximize network efficiency. Our staff is certified to maintain products from a wide variety of industry vendors, allowing us to extend our expertise beyond Avaya products to offer a complete solution.

CONNECTIVITY SOLUTIONS SEGMENT

    We offer structured cabling to enterprises and service providers. We market our SYSTIMAX-Registered Trademark- SCS product line of structured cabling systems primarily to enterprises of various sizes for wiring phones, workstations, personal computers, local area networks and other communications devices throughout their buildings or across their campuses and our ExchangeMAX-Registered Trademark- product line of structural cable systems primarily to central offices of service providers, such as telephone companies or Internet service providers. We also offer electronic cabinets to enclose an enterprise's electronic devices and equipment.

    SYSTIMAX STRUCTURED CABLING SYSTEMS. We are the worldwide leader in sales of structured cabling systems to enterprises. We primarily market these products under the brand name SYSTIMAX. Our SYSTIMAX cabling systems provide high-speed multifunctional local area network interconnections within a single building or a campus through an infrastructure of copper or fiber cabling and associated connecting apparatus. The SYSTIMAX copper and fiber apparatus portfolio includes a broad line of distribution boxes, interconnects, shelves, racks, connectors and outlets necessary to connect and manage large building infrastructure networks.

    EXCHANGEMAX STRUCTURED CABLING SYSTEM. We sell our ExchangeMAX structured cabling systems primarily to central offices of service providers such as telephone companies or Internet service providers. Central offices are locations that house switches to serve the subscribers of a service provider. Our ExchangeMAX system combines our family of high quality central office connectivity products with an overall system architecture to support the copper and fiber cable distribution networks of a central office. Our products include copper distributing frames, copper cable, connectors, patchcords and cable management software. The ExchangeMAX product line is engineered to meet the site-specific needs of our customers, and may be utilized either to address the discreet maintenance and upgrading needs of a central office or to serve as the foundation of a central office's comprehensive wire center modernization.

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    ELECTRONIC CABINETS.  We sell our electronic cabinets primarily to service providers. An electronic cabinet is a sturdy environmental enclosure designed to house electronics devices and passive equipment, both in the outside plant and inside buildings. The product line consists of enclosures designed for traditional telecommunication access applications, digital subscriber line, or DSL, applications and wireless applications.

    We are currently exploring alternatives for our Connectivity Solutions segment, including the possible sale of the business. Our goal in exploring alternatives for our Connectivity Solutions segment is to strengthen our focus in higher growth opportunities by emphasizing our Communications Solutions and Services products and services such as converged voice and data network products and, unified communication and customer relationship management solutions which, unlike our Connectivity Solutions services, are targeted exclusively at enterprises and offer products with increased growth potential. In addition, we believe that the proceeds from any sale of our Connectivity Solutions segment would help enhance our liquidity.

                        DESCRIPTION OF CREDIT AGREEMENTS

    We have two secured revolving credit facilities with third party financial institutions consisting of a $400 million 364-day credit facility that expires in August 2002 and an $850 million five-year credit facility that expires in September 2005. No amounts were drawn down under either credit facility as of December 31, 2001, although in February 2002 we borrowed $300 million under the five-year credit facility in order to repay maturing commercial paper obligations. In September 2001, we borrowed $200 million under the five-year credit facility and used the proceeds to repay maturing commercial paper. The borrowing carried a fixed interest rate of approximately 3.5% and was repaid in October 2001 using proceeds from the issuance of commercial paper. The
September 2001 borrowing under the five-year credit facility was necessitated by disruptions in the commercial paper markets as a result of the September 11, 2001 terrorist attacks.

    In February 2002, we and the lenders under our credit agreements amended the facilities. Funds are available under our credit agreements for general corporate purposes, the repayment of commercial paper obligations, and for acquisitions up to $150 million. Our credit agreements provide that in the event our corporate credit rating falls below BBB- by S&P or our long-term senior unsecured debt rating falls below Baa3 by Moody's, our obligations to the lenders owing under our credit agreements will be secured, subject to certain exceptions, by security interests in our equipment, accounts receivable, inventory, investment property, U.S. intellectual property, contract rights, deposit accounts, the stock of our domestic subsidiaries other than Avaya Receivables LLC, Mercury Insurance Inc. and Avaya International LLC, and 65% of the stock of a foreign subsidiary which, together with its subsidiaries, holds the beneficial and economic right to utilize certain of our intellectual property outside North America, indebtedness owing to us, and all proceeds therefrom. The security interests would be suspended in the event our corporate credit rating was at least BBB by S&P and our long-term senior unsecured debt rating was a least Baa2 by Moody's, and such ratings are not accompanied by a negative outlook or its equivalent. In March 2002, our debt ratings were downgraded and our long-term senior unsecured debt is currently rated Ba3 by Moody's, with a negative outlook, and our corporate credit is currently rated BB+ by S&P, with a negative outlook. Based on these long-term debt ratings, our obligations to the lenders under the credit agreements are currently secured.

    Our credit agreements also provide that up to $500 million of the net proceeds of offerings of debt securities and $200 million of the net proceeds of any real property financings must be used to reduce the commitments under the 364-day and five-year facilities on a pro rata basis. In addition, to the extent that we obtain proceeds from asset sales or dispositions at a time when the aggregate commitments under our credit agreements exceed $950 million, we are required to use such proceeds to reduce the commitments under such facilities on a pro rata basis. We will use the proceeds from this offering to pay off the amounts outstanding under our credit agreements and reduce the commitments under each credit agreement pro rata. After completion of this offering, and the application of the net

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proceeds therefrom, total commitments available under our credit agreements will equal approximately $950 million.

    Any current or future domestic subsidiaries (other than certain excluded subsidiaries) whose revenue constitutes 5% or greater of our consolidated revenue or whose assets constitute 5% or greater of our consolidated total assets will be required to guarantee our obligations under our credit agreements. None of our subsidiaries currently meets these criteria.

    Our credit agreements also include negative covenants, including limitations on affiliate transactions, restricted payments and investments and advances. Our credit agreements also restrict our ability and that of our subsidiaries to incur debt and create liens, subject to certain exceptions. We are permitted to use our credit agreements to fund acquisitions in an aggregate amount not to exceed $150 million and to make larger acquisitions, so long as the total commitment does not exceed $950 million, our credit agreements are not used to fund the purchase price, no default under our credit agreements shall have occurred and be continuing or would result from such acquisition, and we shall be in compliance with the financial ratio described below after giving pro forma effect to such acquisition.

    Our credit agreements require us to maintain a ratio of consolidated EBITDA, calculated in accordance with our credit agreements, to interest expense of three to one for each of the rolling four quarter periods ending March 31, 2002, June 30, 2002 and September 30, 2002 and a ratio of four to one for each four quarter period thereafter. We are also required to maintain consolidated EBITDA of:

    - $20 million for the quarter ended March 31, 2002;

    - $80 million for the two quarter period ended June 30, 2002;

    - $180 million for the three quarter period ended September 30, 2002;

    - $300 million for the four quarter period ended December 31, 2002; and

    - $400 million for each four quarter period thereafter.

    For purposes of these calculations, we are permitted to exclude from the computation of consolidated EBITDA up to $163 million of restructuring charges, including asset impairment and other one time expenses, to be taken no later than the fourth quarter of fiscal 2002. These charges are attributable to actions we may take in fiscal 2002 in order to improve our operating results. In addition, we may exclude certain business restructuring charges and related expenses taken in fiscal 2001.

    While we believe we will be able to meet these financial covenants, our revenue has been declining and any further decline in revenue may affect our ability to meet these financial covenants in the future.

    Our credit agreements provide, at our option, for fixed interest rate and floating interest rate borrowings. Fixed rate borrowings under the agreements bear interest at a rate equal to (i) the greater of (A) Citibank, N.A.'s base rate and (B) the federal funds rate plus 0.5% plus (ii) a margin based on our long-term senior unsecured debt rating (the "Applicable Margin"). Floating rate borrowings bear interest at a rate equal to the LIBOR rate plus the Applicable Margin and, if borrowings under a facility exceed 50% of the commitments under such facility, a utilization fee based on our long-term senior unsecured debt rating (the "Applicable Utilization Fee"). Based on our current long-term debt rating, the Applicable Margins for the 364-day credit facility and the five-year credit facility are 1.525% and 1.500%, respectively, and the Applicable Utilization Fee for both facilities is 0.25%.

                                      S-59
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                              DESCRIPTION OF NOTES

    INFORMATION IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE STATEMENTS UNDER "DESCRIPTION OF THE INDENTURE AND DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

    We will issue the notes under an indenture dated as of October 31, 2001 between us and The Bank of New York, as trustee, as supplemented by a second
supplemental indenture to be dated as of March   , 2002. When we refer to the
indenture in this prospectus supplement, we are referring to the indenture as supplemented by the second supplemental indenture. The following summarizes some, but not all, of the material provisions of the notes and the second supplemental indenture. The notes are a separate series of debt securities described in the accompanying prospectus.

    The following description supplements and, to the extent inconsistent with, supercedes, the statements under "Description of Indenture and Debt Securities" in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the debt securities and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes. As used in this description of notes, the words "we," "us," "our" or "Avaya" refer only to Avaya (and its successors) and do not include any current or future subsidiary of Avaya.

    Certain capitalized terms are defined below under "--Certain Definitions," which starts on page S-78.

GENERAL

    The notes:

       - will initially be limited to $300 million aggregate principal amount ($330 million if the underwriters exercise their over-allotment option in full);

       - will mature on             , 2009;

       - will initially bear interest at a rate of   % per annum from the
         date of original issuance or from the most recent interest payment date to which interest has been paid; and

       - will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000.

INTEREST PAYMENTS

    Interest will be payable on             and             of each year,
beginning on            , 2002. Interest will be paid to holders of record at
the close of business on the immediately preceding or             , as the case
may be. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. Avaya will pay interest on overdue principal at 1% per annum in excess of the stated rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

    If any interest payment date, maturity date or redemption date of a note falls on a day that is not a Business Day, the required payment of principal, premium, if any, and interest will be made on the next succeeding Business Day as if made on the date that the required payment was due and no interest will accrue on that payment for the period from and after that interest payment date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding Business Day.

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TRANSFERS OF NOTES AND PAYMENTS UNDER NOTES

    Principal of and interest on the notes will be payable, and the notes will be exchangeable and transfers thereof will be registrable, at an office or agency of Avaya, one of which will be maintained in New York, New York (initially the corporate trust office of the trustee), and such other office or agency as may be designated by Avaya pursuant to the indenture.

ISSUANCE OF ADDITIONAL NOTES

    In addition to the issuance of additional notes in connection with the exercise by the underwriters of their overallotment option, Avaya may reopen this series of notes and issue additional notes of this series without consent from the holders of the notes. Avaya expects any additional issuance to occur, if at all, not later than six months after the date of issuance of the notes offered hereby. The notes offered hereby and any additional notes of this series would be treated as a single class for all purposes under the indenture. Avaya will not issue any additional notes of this series unless these additional notes will be fungible with all notes of this series for U.S. federal income tax purposes.

RANKING

    The notes will be senior secured obligations of Avaya and will rank equal in right of payment with all other existing and future unsubordinated indebtedness of Avaya, including indebtedness under the Credit Agreements. While unsecured and unsubordinated indebtedness ranks equally with the notes in right of payment, the holders of the notes, together with the holders of other outstanding secured indebtedness, may, to the exclusion of unsecured creditors, seek recourse against the collateral as security for the notes and such other secured indebtedness until amounts owed under the notes and the other secured indebtedness are satisfied in full.

    At February 28, 2002, after giving pro forma effect to this offering the recent public equity offering, the Warburg Transactions and the application of the net proceeds therefrom, we would have had $778 million of indebtedness outstanding and would have had approximately $950 million of total commitments available to us under our Credit Agreements (although no indebtedness would have been outstanding at that time).

    The notes will be initially secured by a security interest in the Collateral, which will initially include the stock of most of our domestic subsidiaries, 65% of the stock of a foreign subsidiary which holds our foreign intellectual property rights, substantially all of our domestic non-real property assets and all of the proceeds therefrom. The security interest in the Collateral will be subordinated to the security interest in the Collateral securing our obligations under our Credit Agreements. See "Description of Collateral Arrangements" and "Risk Factors--The security interest in the collateral securing the notes will be subordinated to the security interest in the collateral securing our obligations under our Credit Agreements."

    The indenture will provide that in the event that:

    (1) our corporate credit is rated at least BBB by S&P and our long-term senior unsecured debt is rated at least Baa2 by Moody's and, to the extent that our corporate credit is rated BBB by S&P or our long-term senior unsecured debt is rated Baa2 by Moody's, such rating shall not be accompanied by either (x) in the case of S&P, a negative outlook, creditwatch negative or the equivalent thereof or (y) in the case of Moody's, a negative outlook, a review for possible downgrade or the equivalent thereof; or

    (2) at least $400 million of unsecured indebtedness is outstanding or available under the Credit Agreements;

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we may terminate the security interest in the Collateral. The indenture will require us to create another security interest in favor of the trustee for the benefit of the noteholders in the Collateral if a new Security Period has begun.

    The notes will effectively rank junior to all of our other secured indebtedness to the extent of the value of the collateral available to the holders of that debt, except to the extent that the holders of the notes are entitled to share in such collateral on a ratable basis with the holders of Avaya's other secured debt. The notes are obligations of Avaya and none of Avaya's subsidiaries has any obligation to make payments on the notes. Accordingly, the notes will effectively rank junior to any existing and future indebtedness and other liabilities, including trades payables, of Avaya's subsidiaries. At February 28, 2002, after giving pro forma effect to this offering, the Warburg Transactions and the application of the net proceeds therefrom, we would have had no secured indebtedness other than the notes and our subsidiaries would have had $402 million of liabilities outstanding, $12 million of which would be indebtedness.

OPTIONAL REDEMPTION

    On or after             , 2006, we may redeem the notes, in whole or from
time to time in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if
redeemed during the twelve-month period beginning on          of the following
years:

YEAR                                                          PERCENTAGE
----                                                          ----------
2006........................................................           %
2007........................................................           %
2008........................................................    100.000%

OPTIONAL REDEMPTION WITH THE NET PROCEEDS OF SALES OF CAPITAL STOCK

    In addition, before       , 2005, we may at our option on one or more
occasions redeem notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued, including any notes issued upon exercise of the underwriters' over-allotment option, at a redemption
price, expressed as a percentage of principal amount, of       %, plus accrued
and unpaid interest to the redemption date, with the net cash proceeds from one or more sales of Avaya's Capital Stock, other than Disqualified Stock,; provided that:

    (1) at least 65% of such aggregate principal amount of the notes remains outstanding immediately after the occurrence of each such redemption (other than the notes held, directly or indirectly, by us or our Affiliates); and

    (2) each such redemption occurs within 60 days after the date of the sale of such Capital Stock.

SELECTION AND NOTICE OF REDEMPTION

    If we are redeeming less than all of the notes at any time, the trustee will select the notes to be redeemed on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate.

    We will redeem notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

    If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a

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principal amount equal to the unredeemed portion of the original note in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

MANDATORY REDEMPTION; OFFERS TO PURCHASE; OPEN MARKET PURCHASES

    We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions "--Change of Control" and "--Conditional Covenants--Limitation on Sales of Assets and Subsidiary Stock." We may at any time and from time to time purchase notes in the open market or otherwise.

CHANGE OF CONTROL

    Upon the occurrence of any of the following events (each a "Change of Control"), each holder will have the right to require that we repurchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

    (1) any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the total voting power of our Voting Stock;

    (2) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of a majority of our directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

    (3) the adoption of a plan relating to our liquidation or dissolution other than in connection with a merger, consolidation or asset sale exempt from clause (4) below by virtue of subclause (A) or (B) thereof; or

    (4) the merger or consolidation of Avaya with or into another Person or the merger of another Person with or into Avaya, or the sale of all or substantially all our assets (determined on a consolidated basis) to another Person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our Voting Stock immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (B) in the case of a sale of assets transaction, the transferee Person becomes the obligor in respect of the notes and a Subsidiary of the transferor of such assets.

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    Within 30 days following any Change of Control, we will mail a notice to each holder with a copy to the trustee (the "Change of Control Offer") stating:

    (1) that a Change of Control has occurred and that such holder has the right to require us to purchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

    (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

    (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

    (4) the instructions, as determined by us, consistent with this "Change of Control" covenant, that a holder must follow in order to have its notes purchased.

    We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

    We will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

    The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of Avaya and, accordingly, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between us and the underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. If we are required to comply with the covenants described below under "--Covenants--Conditional Covenants," our ability to Incur additional Indebtedness will be limited as described under "--Limitation on Indebtedness," "--Limitation on Liens" and "--Limitation on Sale/ Leaseback Transactions." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

    Under the Credit Agreements, a change of control (as defined in the Credit Agreements) will constitute an event of default, which would allow the lenders to accelerate any Indebtedness outstanding under the Credit Agreements. In addition, future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. The exercise by the holders of their right to require us to repurchase the notes could also cause a default under any future indebtedness, even if the Change of Control itself does not, due to the financial effect of such

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repurchase on us. Finally, our ability to pay cash to the holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. In addition, we are obligated to make an offer to repurchase our LYONs if a change of control (as defined in the supplemental indenture related to the LYONs) occurs.

    Under the Warburg Transactions, following a change in control of our company prior to October 2005 (other than a change of control transaction involving solely the issuance of common stock) the accretion of some or all of the liquidation value of the Series B preferred stock through October 2005 will be accelerated, subject to our ability to pay a portion of the accelerated accretion in cash in some instances. In addition, for 60 days following the occurrence of any change of control of our company, the holders of the Series B preferred stock will be able to require us to redeem such preferred stock at 101% of the liquidation value, including any accelerated accretion of the liquidation value, plus accrued and unpaid dividends. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

    The definition of "Change of Control" includes a disposition of all or substantially all of our assets to any Person. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of notes may require us to make an offer to repurchase the notes as described above.

    The provisions under the indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

COVENANTS

GENERAL COVENANTS

    We will agree to comply at all times, other than in the event of a discharge and defeasance, with the restrictive covenants described below under "--Merger and Consolidation" and "--Limitation on Liens," which will replace and supercede in their entirety the restrictive covenants of the indenture described under "Description of Indenture and Debt Securities--Covenants" in the accompanying prospectus. In addition, we will be required to comply at all times (other than in the event of a discharge and defeasance) with the additional restrictive covenants of the supplemental indenture described below under "--Limitation on Sale/Leaseback Transactions," "--Amendment of Security Documents" and "--Reports to Holders."

    MERGER AND CONSOLIDATION. Avaya will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

    (1) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Avaya) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Avaya under the notes and the indenture;

    (2) immediately after giving PRO FORMA effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

    (3) if Avaya is obligated to comply with the covenants described below under "--Conditional Covenants," immediately after giving PRO FORMA effect to such transaction, the Successor Company either (a) would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Conditional Covenants--Limitation on Indebtedness" or (b) would have a Consolidated Coverage Ratio that is at least equal to that of Avaya prior to such transaction or series of transactions; and

    (4) Avaya shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture.

PROVIDED, HOWEVER, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to Avaya or (B) Avaya merging with an Affiliate of Avaya solely for the purpose and with the sole effect of reincorporating Avaya in another jurisdiction.

    The Successor Company will be the successor to Avaya and shall succeed to, and be substituted for, and may exercise every right and power of, Avaya under the indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

    LIMITATION ON LIENS. Avaya will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

    (a) during any Security Period, Incur or permit to exist any Lien of any nature whatsoever, other than Permitted Liens, on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness; and

    (b) during any Lien Suspension Period, Incur or permit to exist any Lien (the "Initial Lien") of any nature whatsoever, other than Permitted Liens, on any of its properties (including Capital Stock of a Restricted Subsidiary) whether owned on the Issue date or thereafter acquired, securing any Indebtedness without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured;

PROVIDED, HOWEVER, that Avaya will, at any time, be entitled to Incur other Liens to secure Indebtedness as long as the amount of outstanding Indebtedness secured by Liens Incurred pursuant to this proviso and the amount of all outstanding Attributable Debt with respect to Sale/Leaseback Transactions (other than synthetic leases constituting Sale/Leaseback Transactions in an aggregate principal amount not to exceed $85 million at any one time outstanding) does not exceed, in the aggregate, 12.5% of Consolidated Net Tangible Assets, as of the date that such Lien is Incurred, as determined based on the consolidated balance sheet of Avaya as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Incurrence.

    Any Lien created for the benefit of the holders of the notes pursuant to clause (b) of the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

    LIMITATION ON SALE/LEASEBACK TRANSACTIONS. Avaya will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

    (1) after giving effect to the Sale/Leaseback Transaction, the amount of all outstanding Attributable Debt with respect to Sale/Leaseback Transactions and the amount of all outstanding Indebtedness secured by Liens permitted to be Incurred pursuant to the proviso to the covenant described under "--Limitation on Liens" does not exceed, in the aggregate,

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       12.5% of Consolidated Net Tangible Assets, as determined based on the consolidated balance sheet of Avaya as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Sale/Leaseback Transaction;

    (2) the net proceeds received by Avaya or any Restricted Subsidiary in connection with such Sale/ Leaseback Transaction are at least equal to the fair value of such property; and

    (3) within 180 days after the Sale/Leaseback Transaction, Avaya applies the proceeds of such transaction to prepay, repay, redeem or purchase Senior Indebtedness of Avaya or any of its Restricted Subsidiaries or to acquire Additional Assets;

PROVIDED, HOWEVER, that the foregoing provision shall not apply to any synthetic leases constituting Sale/ Leaseback Transactions in an aggregate amount not to exceed $85 million at any one time outstanding.

    AMENDMENT OF SECURITY DOCUMENTS. Upon the execution of the Security Documents, Avaya shall not modify, or supplement, or permit or consent to any amendment, modification or supplement of, the Security Documents in any way that would be adverse to holders in any material respect except (i) in accordance with the terms of the intercreditor agreement or (ii) with the written consent of holders of a majority of the principal amount of the notes then outstanding. See "Description of Collateral Arrangements" for a description of the terms of the Security Documents.

    REPORTS TO HOLDERS. Whether or not Avaya is required to file reports with the SEC, so long as any notes are outstanding, Avaya will file with the SEC:

       (1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Avaya were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of Avaya and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by Avaya's certified independent accountants; and

       (1) all current reports that would be required to be filed with the Commission on Form 8-K if Avaya were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

    If the SEC does not permit the filings described above, Avaya will provide the trustee with an annual and interim reports and other information within the same time periods that would be applicable if Avaya were required and permitted to file those reports with the SEC. We will also instruct the trustee to mail those reports and other information to holders at their addresses set forth on the security register.

CONDITIONAL COVENANTS

    The notes are currently rated       by Moody's and       by S&P. In addition
to the covenants described above under "--General Covenants," Avaya will agree to comply with the restrictive covenants described below (other than in the event of a discharge and defeasance) during any Rating Deficiency Period.

    During a Suspension Period, the indenture will not contain any provisions that will limit our ability to incur unsecured indebtedness or that afford you significant protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, during a Suspension Period, we may enter into transactions that could increase our indebtedness in excess of the limits described below or enter into transactions that would otherwise be prohibited by the covenants described below.

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    LIMITATION ON INDEBTEDNESS.  (a) Avaya will not, and will not permit any
Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; PROVIDED, HOWEVER, that Avaya and its Restricted Subsidiaries will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Coverage Ratio exceeds 2.25 to 1.

    (b) Notwithstanding the foregoing, Avaya and its Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

    (1) Indebtedness Incurred by Avaya and its Restricted Subsidiaries pursuant to the Credit Agreements; PROVIDED, HOWEVER, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed
       $950 million less the amount of any Indebtedness Incurred pursuant to clause (13) of this paragraph (b);

    (2) Indebtedness owed to and held by Avaya or a Restricted Subsidiary; PROVIDED, HOWEVER, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Avaya or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if Avaya is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

    (3) the notes;

    (4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in (1), (2) or (3) above) or Incurred during a Suspension Period;

    (5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by Avaya (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by Avaya); PROVIDED, HOWEVER, that on the date of such acquisition and after giving pro forma effect thereto, Avaya would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) above;

    (6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) above or pursuant to clause (3), (4) or (5) above or this clause (6); PROVIDED, HOWEVER, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary, such Refinancing Indebtedness shall be Incurred only by such Subsidiary or Avaya;

    (7) Indebtedness of Avaya or any of its Restricted Subsidiaries attributable to Capital Lease Obligations, or Incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including any Indebtedness assumed in connection with the acquisition of any such assets, in an aggregate principal amount which, when taken together with all other Indebtedness of Avaya or any of its Restricted Subsidiaries incurred pursuant to this clause (7) and then outstanding, does not exceed 5% of Consolidated Net Tangible Assets;

    (8) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

    (9) obligations in respect of tender, performance, government contract, bid and surety or appeal bonds and standby letters of credit and warranty and contractual obligations of like nature or documentary letters of credit or completion guarantees provided by Avaya or any Restricted Subsidiary in the ordinary course of business;

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    (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; PROVIDED, HOWEVER, that such Indebtedness is extinguished within five Business Days of its Incurrence;

    (11) Indebtedness Incurred in a Qualified Receivables Transaction that is non-recourse to Avaya or any Restricted Subsidiary (except for Standard Securitization Undertakings or a Restricted Subsidiary whose principal assets are the receivables, leases or other assets that are the subject of the Qualified Receivables Transaction);

    (12) Indebtedness of Avaya or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of Avaya and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses
       (1) through (11) above or (a) above), does not exceed $75 million; and

    (13) Indebtedness of Avaya or any of its Restricted Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed $200 million secured by a mortgage on any real property of Avaya or such Restricted Subsidiary.

    (c) Notwithstanding the foregoing, Avaya will not Incur any Indebtedness pursuant to (b) above if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the notes to at least the same extent as such Subordinated Obligations.

    (d) For purposes of determining compliance with this covenant, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, Avaya, in its sole discretion, will classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses and (2) Avaya will be entitled to divide and classify, and at any time, redivide and reclassify, an item of Indebtedness in more than one of the types of Indebtedness described above.

    (e) Avaya will not, directly or indirectly, Incur any Indebtedness that is subordinated in right of payment to any Indebtedness of Avaya unless such Indebtedness is subordinated in right of payment to the notes to the same extent.

    LIMITATION ON RESTRICTED PAYMENTS. (a) Avaya will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time Avaya or such Restricted Subsidiary makes such Restricted
Payment:

    (1) a Default shall have occurred and be continuing (or would result therefrom);

    (2) Avaya is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness;" or

    (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

       (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); PLUS

       (B) 100% of the aggregate Net Cash Proceeds received by Avaya from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than (i) the Warburg Equity Transactions and (ii) an issuance or sale to a Subsidiary of Avaya and other than an issuance or sale to an employee stock ownership plan or to a trust

                                      S-69
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           established by Avaya or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by Avaya from its shareholders subsequent to the Issue Date; PLUS

       (C) the amount by which Indebtedness of Avaya is reduced on Avaya's balance sheet upon the conversion or exchange (other than by a Subsidiary of Avaya or pursuant to the Warburg Equity Transactions) subsequent to the Issue Date of any Indebtedness of Avaya convertible or exchangeable for Capital Stock (other than Disqualified Stock) of Avaya (less the amount of any cash, or the fair value of any other property, distributed by Avaya upon such conversion or exchange); PLUS

       (D) an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by Avaya or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by Avaya or any Restricted Subsidiary, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Avaya's equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; PROVIDED, HOWEVER, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Avaya or any Restricted Subsidiary in such Person or Unrestricted Subsidiary; PLUS

       (E) $25 million.

    (b) The preceding provisions will not prohibit:

    (1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of Avaya (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Avaya or an employee stock ownership plan or to a trust established by Avaya or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by Avaya from its shareholders; PROVIDED, HOWEVER, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

    (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations which are permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

    (3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); PROVIDED FURTHER, HOWEVER, that such dividend shall be included in the calculation of the amount of Restricted Payments;

    (4) so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of Avaya or any of its Subsidiaries from employees, former employees, directors or former directors of Avaya or any of its Subsidiaries (or permitted transferees of

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       such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $10 million in any calendar year; PROVIDED, HOWEVER, that such repurchase or other acquisition shall be included in the calculation of the amount of Restricted Payments;

    (5) any repurchase of the Series B preferred stock upon exercise by the holders thereof of any right to require Avaya to purchase such securities through the application of net proceeds of the substantially concurrent sale for cash (other than to a Restricted Subsidiary of Avaya) of an issuance of, or solely in exchange for, either (x) junior subordinated debentures of Avaya that are subordinated to the notes pursuant to a written agreement that is, taken as a whole, no less restrictive to the holders of such junior subordinated debentures than the subordination provisions of the junior subordinated debentures into which such Series B preferred stock are exchangeable and have a maturity (including pursuant to any sinking fund obligation, mandatory redemption or right to repurchase at the option of the holder or otherwise) no earlier than the final maturity of the notes and that have the benefit of covenants that are, taken as a whole, no more restrictive that the covenants of the indenture or (y) Capital Stock of Avaya (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Avaya or an employee stock ownership plan or to a trust established by Avaya or any of its Subsidiaries for the benefit of their employees); PROVIDED, HOWEVER, that (A) such repurchase shall be excluded in the calculation of the amount of Restricted Payments and (B) such cash (to the extent so used for such repurchase) shall be excluded from the calculation of the amounts under clause (3)(B) of paragraph (a) above; or

    (6) payments to holders of Capital Stock (or to the holders of Indebtedness or Disqualified Capital Stock that is convertible into or exchangeable for Capital Stock upon such conversion or exchange) in lieu of the issuance of fractional shares; PROVIDED, HOWEVER, that such payments shall be included in the calculation of the amount of Restricted Payments.

    (c) For purposes of calculating the amount of Restricted Payments allowable under clause (a)(3) of this "Limitation on Restricted Payments" covenant, any payment made by Avaya or a Restricted Subsidiary since the Issue Date that meets the definition of a Restricted Payment will be considered a Restricted Payment notwithstanding the fact that such payment was made in a period other than a Rating Deficiency Period.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. Avaya will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to
(a) pay dividends or make any other distributions on its Capital Stock to Avaya or a Restricted Subsidiary or pay any Indebtedness owed to Avaya, (b) make any loans or advances to Avaya or (c) transfer any of its property or assets to Avaya, except:

    (1) with respect to clauses (a), (b) and (c):

        (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

        (ii) any encumbrance or restriction pursuant to a definitive written agreement entered into in good faith during any Suspension Period;

       (iii) any encumbrance or restriction contained in the terms of any Indebtedness Incurred pursuant to clause (b)(1) of the covenant described under "--Limitation on Indebtedness" or any agreement pursuant to which such Indebtedness was issued if

                                      S-71
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             (x) either (i) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or (ii) Avaya determines at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect Avaya's ability to make principal or interest payments on the notes and
             (y) the encumbrance or restriction is not materially more disadvantageous to the holders of the notes than is customary in comparable financings or agreements (as determined by Avaya in good faith);

        (iv) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Avaya (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Avaya) and outstanding on such date;

        (v) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i), (ii) or (iii) of clause (1) of this covenant or this clause (v) or contained in any amendment to an agreement referred to in clause (i), (ii) or (iii) of clause (1) of this covenant or this clause (v); PROVIDED, HOWEVER, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

        (vi) applicable law, rules, regulations and/or orders;

       (vii) the indenture and any Liens (including Permitted Liens) permitted by the indenture;

      (viii) any encumbrance or restriction required under the terms of the Credit Agreements or the Security Documents as in existence on the Issue Date, or as may be amended after the Issue Date, provided that any encumbrance or restriction as so amended is not materially more disadvantageous to the holders of the notes;

        (ix) restrictions on cash or other deposits or net worth imposed under contracts entered into the ordinary course of business;

        (x) any encumbrance or restriction existing under or by reason of contractual requirements in connection with a Qualified Receivables Transaction;

        (xi) pursuant to any merger agreements, stock purchase agreements, asset sale agreements and similar agreements limiting the transfer of properties and assets or distributions, provided that such restriction or encumbrance is terminated upon consummation of the subject transaction; and

    (2) with respect to clause (c) only:

        (i) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

        (ii) restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

                                      S-72
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       (iii) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) Avaya will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

    (1) Avaya or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

    (2) at least 75% of the consideration thereof received by Avaya or such Restricted Subsidiary is in the form of cash or Cash Equivalents or Additional Assets; PROVIDED that Avaya will not need to comply with this clause (2) with respect to an Asset Disposition consisting of all or substantially all of the assets used in its Connectivity Solutions business; and

    (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Avaya (or such Restricted Subsidiary, as the case may be)

       (A) FIRST, to the extent Avaya elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of Avaya or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to Avaya or an Affiliate of Avaya) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

       (B) SECOND, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent Avaya elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

       (C) THIRD, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the holders of the notes (and to holders of other Senior Indebtedness of Avaya designated by Avaya) to purchase notes (and such other Senior Indebtedness of Avaya) pursuant to and subject to the conditions contained in the indenture;

           PROVIDED, HOWEVER, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, Avaya or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

    Notwithstanding the foregoing provisions of this covenant, Avaya and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $75 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce any short-term loans or any revolving credit Indebtedness, including, without limitation, under the Credit Agreements, and such temporary reductions shall not result in any permanent reduction in the availability under the revolving portion of such credit facility.

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    For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

    (1) the assumption of Indebtedness of Avaya or any Restricted Subsidiary and the release of Avaya or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

    (2) securities received by Avaya or any Restricted Subsidiary from the transferee that are promptly converted by Avaya or such Restricted Subsidiary into cash.

    (b) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Indebtedness of Avaya) pursuant to clause (a)(3)(C) above, Avaya will purchase notes tendered pursuant to an offer by Avaya for the notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of Avaya was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of Avaya, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, Avaya will select the securities to be purchased on a PRO RATA basis but in round denominations, which in the case of the notes will be denominations of $1,000 principal amount or multiples thereof. Avaya shall not be required to make such an offer to purchase notes (and other Senior Indebtedness of Avaya) pursuant to this covenant if the Net Available Cash available therefor is less than $75 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

    (c) Avaya will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Avaya will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

    (d) Notwithstanding the foregoing, Avaya will be permitted to consummate an Asset Disposition and will not be subject to the provisions of this covenant if a definitive written sale agreement relating to such Asset Disposition was entered into in good faith during a Suspension Period.

    LIMITATION ON AFFILIATE TRANSACTIONS. (a) Avaya will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Avaya (an "AFFILIATE TRANSACTION") unless:

    (1) the terms of the Affiliate Transaction are no less favorable to Avaya or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

    (2) if such Affiliate Transaction involves an amount in excess of $50 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of Avaya disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

    (3) if such Affiliate Transaction involves an amount in excess of $100 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to Avaya and its

                                      S-74
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       Restricted Subsidiaries or is not less favorable to Avaya and its
       Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

    (1) any Investment or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "--Limitation on Restricted Payments";

    (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors;

    (3) loans or advances to employees in the ordinary course of business in accordance with the past practices of Avaya or its Restricted Subsidiaries, but in any event not to exceed $25 million in the aggregate outstanding at any one time;

    (4) the payment of reasonable fees to directors of Avaya and its Restricted Subsidiaries who are not employees of Avaya or its Restricted Subsidiaries;

    (5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because Avaya or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

    (6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Avaya;

    (7) the Warburg Transactions (so long as any renegotiation or amendments contemplated in connection with the Warburg Transactions are not disadvantageous to holders of notes in any material respect); and

    (8) any transaction that constitutes a Qualified Receivables Transaction, including any Investments made by Avaya in a Restricted Subsidiary or by a Restricted Subsidiary in Avaya in connection with such Qualified Receivables Transaction.

(c) Notwithstanding the foregoing, Avaya and its Restricted subsidiaries will not be required to comply with the provisions of clause (a)(2) and (a)(3) above with respect to any agreements existing on the Issue Date between Lucent Technologies Inc. and Avaya or its Restricted Subsidiaries or with respect to the renegotiation of any such agreements (so long as such renegotiation is not disadvantageous to holders of notes in any material respect).

    LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES. Avaya will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee the payment of any other Indebtedness of Avaya or any other Restricted Subsidiary unless (i) such Restricted Subsidiary concurrently executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee shall be senior to or equal in right of payment with such Subsidiary's Guarantee of or pledge to secure such other Indebtedness at least to the same extent as the notes are to such Indebtedness and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, for so long as any notes remain outstanding under the indenture, any rights of reimbursement, indemnity or subrogation or any other rights against Avaya as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee.

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Any Guarantee of the notes by a Restricted Subsidiary will provide by its terms that it will be automatically and unconditionally released and discharged:

(a) (1) in connection with the sale (including by way of merger or consolidation) of all of the Capital Stock of a Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Avaya, if the sale or other disposition of all such Capital Stock of that Subsidiary Guarantor complies with the "Limitation on Sales of Assets and Subsidiary Stock" covenant of the Indenture;

    (2) if Avaya properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; or

    (3) upon the release or discharge of the Guarantee which resulted in the creation of the Subsidiary Guarantee, except a discharge or release by or as a result or payment under the Guarantee.

EVENTS OF DEFAULT

    The following shall constitute Events of Default with respect to the notes:

    (1) Avaya fails to pay interest due on the notes for 30 days;

    (2) Avaya fails to pay the principal of or premium on the notes when due at their Stated Maturity, upon redemption, upon required repurchase, upon acceleration or otherwise;

    (3) Avaya fails to comply with the provisions described under "--Change of Control" or "--General Covenants--Merger and Consolidation," or, to the extent that Avaya is required to comply with the covenants described under "--Covenants--Conditional Covenants," Avaya--fails to comply with the provisions described under "Limitation on Sales of Assets and Subsidiary Stock";

    (4) Avaya fails to comply with the provisions of any other agreement or covenant in the notes or the indenture (other than the agreements or covenants described in clauses (1), (2) and (3) above) for 90 days after written notice by the trustee or holders of at least 25% of the principal amount of the notes outstanding;

    (5) Avaya or any Restricted Subsidiary defaults in the payment of more than $100 million of indebtedness at the maturity thereof (after giving effect to any applicable grace period) or indebtedness of more than $100 million shall be accelerated, and such default and acceleration shall not be cured or annulled within 30 days after notice by the trustee or holders of at least 25% in principal amount of the notes outstanding;

    (6) certain events in bankruptcy, insolvency or reorganization of Avaya occur;

    (7) in the event that the notes are secured by a Lien on the Collateral,
       (i) the Lien created by the security agreement(s) cease to constitute a valid and perfected Lien on, and security interest in, the Collateral (other than in accordance with the terms of any intercreditor agreement and the indenture) in favor of the trustee or any collateral trustee, free and clear of all other Liens (other than Permitted Liens), or any of the relevant security agreements shall for whatever reason be terminated or cease to be in full force and effect (other than in accordance with the terms of any intercreditor agreement and the indenture), if, in either case, such default continues for 10 days after notice, or the enforceability thereof shall be contested by Avaya; or

    (8) in the event that a Restricted Subsidiary of Avaya issues a Subsidiary Guarantee as required under the provisions of the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant, a Subsidiary Guarantee ceases to be in full force and effect (other

                                      S-76
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       than in accordance with the terms of the indenture) and such default continues for 10 days after notice, or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

MODIFICATION OF THE INDENTURE

    Avaya and the trustee may, without the consent of the holders of notes, enter into indentures supplemental to the indenture for, among others, one or more of the following purposes:

    (1) to cure any ambiguity, defect or inconsistency in the indenture or notes or to make any other change, provided no such action shall adversely affect the rights of any holder;

    (2) to evidence the succession of another person to Avaya, and the assumption by such successor of Avaya's obligations under the indenture and the notes;

    (3) to secure the notes;

    (4) to provide for uncertificated securities in addition to or in place of certificated securities;

    (5) to add guarantees with respect to the notes.

    Avaya and the trustee, with the consent of a majority in principal amount of the outstanding notes, may modify or supplement the terms of the indenture. However, no supplemental indenture may, without the consent of each holder affected, change

    (1) a maturity date;

    (2) the principal amount;

    (3) the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under "--Optional Redemption";

    (4) the interest rate;

    (5) the time of interest payment;

    (6) the authorized currency;

    (7) the percentage of notes required for debt holder action;

    (8) make any change to the provision which protects the right of any holder of the notes to receive payment of principal of and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes; or

    (9) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

BOOK-ENTRY SYSTEM

    The notes will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the notes, for all purposes under the indenture. Owners of beneficial interests in the notes represented by global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights with respect to their interests in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. Avaya and the trustee, and

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any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

    Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

    - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

    - we decide to discontinue the use of the system of book-entry transfer through DTC (or any other successor depositary); or

    - a default under the indenture occurs and is continuing.

    DTC has advised us as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Salomon Smith Barney, Credit Suisse First Boston, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTAIN DEFINITIONS

    The following are material terms defined in the second supplemental indenture. To the extent that a defined term in the second supplemental indenture conflicts with a defined term in the indenture, the defined term in the second supplemental indenture will replace and supercede the defined term in the indenture. You should review the second supplemental indenture for the full definition of all terms defined therein.

    "ADDITIONAL ASSETS" means (1) any property, plant or equipment or licenses or other intellectual property used in a Related Business; (2) all or substantially all of the assets of a business that is a Related Business, including, without limitation, inventory, receivables and working capital of such business; (3) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Avaya or another Restricted Subsidiary; or (4) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

    "AFFILIATE" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "--Covenants--Conditional Covenants--Limitation on Restricted Payments", "--Covenants--Conditional Covenants--Limitation on Affiliate Transactions" and "--Covenants--Conditional Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Avaya or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable)

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and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

    "ASSET DISPOSITION" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Avaya or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "DISPOSITION"), of:

    (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than Avaya or a Restricted Subsidiary);

    (2) all or substantially all of the assets of any division or line of business of Avaya or any Restricted Subsidiary; or

    (3) any other assets of Avaya or any Restricted Subsidiary outside of the ordinary course of business of Avaya or such Restricted Subsidiary

(other than, in the case of clauses (1), (2) and (3) above,

       (A) a disposition by a Restricted Subsidiary to Avaya or by Avaya or a Restricted Subsidiary to a Restricted Subsidiary;

       (B) for purposes of the covenant described under "--Covenants--Conditional Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, (x) a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Covenants--Conditional Covenants--Limitation on Restricted Payments" or a Permitted Investment and (y) a disposition of all or substantially all the assets of Avaya in accordance with the covenant described under "--Covenants--General Covenants--Merger and Consolidation";

       (C) sales, conveyances and other transfers of receivables and related assets or any interest therein pursuant to a Qualified Receivables Transaction; and

       (D) a disposition of assets with a fair market value of less than $50 million).

    "ATTRIBUTABLE DEBT" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); PROVIDED, HOWEVER, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

    "AVERAGE LIFE" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

    (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

    (2) the sum of all such payments.

    "BOARD OF DIRECTORS" means the Board of Directors of Avaya or any duly authorized committee thereof.

    "BUSINESS DAY" means each day which is not a Legal Holiday.

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    "CAPITAL LEASE OBLIGATION" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a
penalty.   For purposes of the covenant described under
"--Covenants--Conditional Covenants--Limitations on Liens," a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

    "CAPITAL STOCK" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "CASH EQUIVALENTS" means:

    (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or the government of any Eligible Jurisdiction or issued by any agency thereof and backed by the full faith and credit of such government, in each case maturing within one year from the date of acquisition thereof;

    (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's;

    (3) commercial paper and other securities maturing no more than one year from the date of acquisition thereof and, at the time of acquisition, having a rating of at lease A-2 from S&P or at least P-2 from Moody's;

    (4) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any Eligible Jurisdiction or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $100.0 million;

    (5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

    (6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through
       (5) above.

    "COLLATERAL" means all property subject to a first priority security interest created pursuant to the Security Documents in favor of the collateral trustee for the benefit of lenders under the Credit Agreements and the holders of the notes. Such Collateral will initially include substantially all of Avaya's equipment, accounts receivable, inventory, investment property, U.S. intellectual property, contract rights, deposit accounts, the stock of our domestic subsidiaries other than Avaya Receivables LLC, Mercury Insurance Inc., Avaya International LLC, 65% of the stock of a foreign subsidiary which, together with its subsidiaries holds the beneficial and economic right to utilize certain of our intellectual property outside North America, indebtedness owing to us, and all proceeds therefrom.

    "COLLATERAL TRUST AGREEMENT" means the Collateral Trust Agreement to be
dated as of March   , 2002 among Avaya and the other grantors named therein and the collateral trustee.

    "CONSOLIDATED COVERAGE RATIO" means (A) as of any date of determination prior to December 31, 2002, the ratio of (x) the aggregate amount of EBITDA for the period of the most recent two

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consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (y) Consolidated Interest Expense for such two fiscal quarters; and (B) as of any date of determination on or after December 31, 2002, the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that in the case of either (A) or (B):

    (1) if Avaya or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a PRO FORMA basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

    (2) if Avaya or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Avaya or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

    (3) if since the beginning of such period Avaya or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Avaya or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Avaya and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Avaya and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

    (4) if since the beginning of such period Avaya or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

    (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Avaya or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Avaya or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense

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       for such period shall be calculated after giving PRO FORMA effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever PRO FORMA effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the PRO FORMA calculations shall be determined in good faith by a responsible financial or accounting Officer of Avaya. If any Indebtedness bears a floating rate of interest and is being given PRO FORMA effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

    "CONSOLIDATED CURRENT LIABILITIES" as of the date of determination means the aggregate amount of liabilities of Avaya and its consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), on a consolidated basis, after eliminating:

    (1) all intercompany items between Avaya and any Restricted Subsidiary; and

    (2) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP consistently applied.

    "CONSOLIDATED INTEREST EXPENSE" means, for any period, the total interest expense of Avaya and its Restricted Subsidiaries on a consolidated basis, plus, to the extent not included in such total interest expense, and to the extent Incurred by Avaya or its Restricted Subsidiaries, without duplication:

    (1) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction;

    (2) amortization of debt discount and debt issuance cost;

    (3) capitalized interest;

    (4) non-cash interest expense;

    (5) net payments pursuant to Hedging Obligations relating to Indebtedness entered into in the ordinary course of business and not for speculative purposes;

    (6) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than Avaya or a Restricted Subsidiary (other than dividends paid solely in Capital Stock (other than Disqualified Stock) of Avaya); PROVIDED, HOWEVER, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the Chief Financial Officer of Avaya in good faith);

    (7) interest Incurred in connection with Investments in discontinued operations;

    (8) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) Avaya or any Restricted Subsidiary; and

    (9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Avaya) in connection with Indebtedness Incurred by such plan or trust.

    "CONSOLIDATED NET INCOME" means, for any period, the net income of Avaya and its consolidated Subsidiaries; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income:

    (1) any net income of any Person (other than Avaya) if such Person is not a Restricted Subsidiary, except that:

       (A) subject to the exclusion contained in clause (4) below, Avaya's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Avaya or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

       (B) Avaya's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

    PROVIDED that Avaya's equity in the net income (loss) of any Person in which Avaya or a Restricted Subsidiary obtained a minority equity interest in connection with an Asset Disposition consisting of all or substantially all of the assets used in its Connectivity Solutions business shall not be included in determining such Consolidated Net Income.

    (2) any net income (or loss) of any Person acquired by Avaya or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

    (3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Avaya, except that:

       (A) subject to the exclusion contained in clause (4) below, Avaya's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Avaya or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

       (B) Avaya's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

    (4) any gain (but not loss) realized upon the sale or other disposition of any assets of Avaya, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

    (5) extraordinary gains or losses; and

    (6) the cumulative effect of a change in accounting principles.

Notwithstanding the foregoing, for the purposes of the covenant described under "--Covenants--Conditional Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to Avaya or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

    "CONSOLIDATED NET TANGIBLE ASSETS" as of any date of determination, means the total amount of assets (less accumulated depreciation and amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a consolidated balance sheet of Avaya and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom Consolidated Current Liabilities and, to the extent otherwise included, the amounts of:

    (1) minority interests in consolidated Subsidiaries held by Persons other than Avaya or a Restricted Subsidiary;

    (2) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

    (3) any revaluation or other write-up in book value of assets subsequent to the Issue Date as a result of a change in the method of valuation in accordance with GAAP consistently applied;

    (4) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

    (5) treasury stock;

    (6) cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities; and

    (7) Investments in and assets of Unrestricted Subsidiaries.

    "CREDIT AGREEMENTS" means, collectively, the Five-Year Competitive Advance and Revolving Credit Facility Agreement, together with the 364-Day Competitive Advance and the Revolving Credit Facility Agreement together with the related documents thereto (including any guarantee or security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time (collectively, the "Initial Credit Agreements") and any debt facility, credit facility or commercial paper facility, in each case with one or more banks or other lenders, providing for revolving credit loans, term loan or letters of credit, in each case, refunding, replacing or refinancing in whole or in part the Initial Credit Agreements, together with the related documents, as any such facility and related documents may be amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time and any successor facility thereto similarly refunding, replacing or refinancing any such facility.

    "CURRENCY AGREEMENT" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement (including, without limitation, swaps, caps, floors, collars and similar arrangements) designed to protect such Person against fluctuations in currency values.

    "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

    (1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

    (2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

    (3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

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in each case on or prior to the first anniversary of the Stated Maturity of the notes; PROVIDED, HOWEVER, that any Capital Stock that would not constitute Disqualified Stock because provisions thereof give holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if:

    (1) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes as described under "--Covenants--Conditional Covenants--Limitation on Sales of Assets and Subsidiary Stock" and "--Covenants--General Covenants--Change of Control"; and

    (2) such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the indenture; PROVIDED, HOWEVER, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

    "EBITDA" for any period means the sum of Consolidated Net Income, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income:

    (1) all income tax expense of Avaya and its consolidated Restricted Subsidiaries;

    (2) Consolidated Interest Expense;

    (3) depreciation and amortization expense of Avaya and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

    (4) all other non-cash charges of Avaya and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); and

    (5) up to $163,000,000 of restructuring charges, including asset impairment and other one time charges during such period to be taken no later than the fourth quarter of fiscal year 2002 of Avaya.

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interest) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Avaya by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

    "ELIGIBLE JURISDICTION" means any country in the European Union (as it exists on the Issue Date) or Switzerland.

    "FIVE-YEAR COMPETITIVE ADVANCE AND REVOLVING CREDIT FACILITY AGREEMENT" means the Five-Year Competitive Advance and Revolving Credit Facility Agreement dated as of September 25, 2000, among Lucent Technologies Inc. and Avaya, as borrowers, the lenders party thereto, Citibank, N.A., as Agent,

The Chase Manhattan Bank, Deutsche Bank AG New York and Cayman Islands Branches and Bank One, N.A., as co-syndication agents and co-arrangers, and Commerzbank AG, as co-arranger, and Salomon Smith Barney Inc., as lead arranger, together with the related documents thereto (including the loans thereunder, any guarantees and security documents).

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

    (1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

    (2) statements and pronouncements of the Financial Accounting Standards
       Board;

    (3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

    (4) the rules and regulations of the SEC governing the inclusion of financial statements (including PRO FORMA financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

    "GUARANTEE" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

    (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

    (2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

PROVIDED, HOWEVER, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

    "HEDGING OBLIGATIONS" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "INCUR" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "--Covenants--Conditional Covenants--Limitation on Indebtedness", (1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security and (2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms will not be deemed to be the Incurrence of Indebtedness.

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    "INDEBTEDNESS" means, with respect to any Person on any date of determination (without duplication):

    (1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

    (2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person and under synthetic, off-balance sheet or tax retention leases;

    (3) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

    (4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

    (5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or, with respect to any Preferred Stock of any Subsidiary of such Person, the liquidation amount of such Preferred Stock determined in accordance with the terms of the definition of "Disqualified Stock" (but excluding, in each case, any accumulated but not declared dividends);

    (6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

    (7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

    (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by Avaya or any Restricted Subsidiary of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; PROVIDED, HOWEVER, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

    The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; PROVIDED, HOWEVER, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

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    "INDEPENDENT QUALIFIED PARTY" means an investment banking firm, accounting firm or appraisal firm of national standing; PROVIDED, HOWEVER, that such firm is not an Affiliate of Avaya.

    "INTERCREDITOR AGREEMENT" means the Intercreditor Agreement to be dated as
of March   , 2002 between Citibank, N.A., as agent under the credit agreements, and the trustee.

    "INTEREST RATE AGREEMENT" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement (including, without limitation, swaps, caps, floors, collars and similar arrangements) designed to protect such Person against fluctuations in interest rates.

    "INVESTMENT" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

    For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "--Covenants--Conditional Covenants--Limitation on Restricted Payments":

    (1) "Investment" shall include the portion (proportionate to Avaya's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Avaya at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Avaya shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Avaya's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to Avaya's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

    (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "ISSUE DATE" means the date on which the notes are originally issued.

    "LEGAL HOLIDAY" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

    "LIEN" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "LIEN SUSPENSION PERIOD" means any period other than a Security Period.

    "MOODY'S" means Moody's Investors Service, Inc. and its successors.

    "NET AVAILABLE CASH" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration

                                      S-88
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received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form), in each case net of:

    (1) all legal, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

    (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

    (3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition by such Restricted Subsidiaries; and

    (4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Avaya or any Restricted Subsidiary after such Asset Disposition.

    "NET CASH PROCEEDS," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "PERMITTED INVESTMENT" means an Investment by Avaya or any Restricted Subsidiary in:

     (1) Avaya, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; PROVIDED, HOWEVER, that either (x) the primary business of such Restricted Subsidiary is a Related Business or (y) such Investment is made in connection with a Qualified Receivables Transaction;

     (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Avaya or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business;

     (3) cash and Temporary Cash Investments;

     (4) receivables owing to Avaya or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as Avaya or any such Restricted Subsidiary deems reasonable under the circumstances;

     (5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

     (6) loans or advances to employees made in the ordinary course of business consistent with past practices of Avaya or such Restricted Subsidiary;

     (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Avaya or any Restricted Subsidiary or in satisfaction of judgments;

     (8) any Person to the extent such Investment (including any minority interest received in connection with an Asset Disposition) represents the non-cash portion of the consideration

                                      S-89
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         received for an Asset Disposition as permitted pursuant to the covenant described under "--Covenants--Conditional Covenants--Limitation on
         Sales of Assets and Subsidiary Stock";

     (9) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

    (10) any Person where such Investment was acquired by Avaya or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by Avaya or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by Avaya or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

    (11) Investments in an aggregate principal amount which, when taken together with all other Investments under this clause (11), does not exceed
         $75 million;

    (12) Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case, in the ordinary course of business; and

    (13) warrants received from and minority equity Investments in, customers of and vendors to Avaya and its Restricted Subsidiaries so long as no cash is expended by Avaya or any of its Restricted Subsidiaries to purchase any of the foregoing.

    "PERMITTED LIENS" means, with respect to any Person:

     (1) Liens on the Collateral to secure (i) Indebtedness permitted under the provisions described in clause (b)(1) under "--Covenants--Conditional Covenants--Limitation on Indebtedness" in an aggregate principal amount not to exceed $950 million and (ii) obligations other than for money borrowed owed to any lender party to the Credit Agreements;

     (2) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases or subleases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

     (3) Liens imposed by law, such as carriers', warehousemen's, materialman's, workman's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; PROVIDED, HOWEVER, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by Avaya in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by Avaya or any Restricted Subsidiary to provide collateral to the depository institution;

     (4) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

                                      S-90
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     (5) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

     (6) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties do not in the aggregate materially impair their use in the operation of the business of such Person;

     (7) Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; PROVIDED, HOWEVER, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

     (8) Liens existing on the Issue Date;

     (9) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; PROVIDED, HOWEVER, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

    (10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; PROVIDED, HOWEVER, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

    (11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Subsidiary of such Person;

    (12) Liens securing Hedging Obligations entered into in the ordinary course of business and not for speculative purposes, so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Obligations;

    (13) Liens on licenses or leases by Avaya or any of its Restricted Subsidiaries as licensor or lessor in the ordinary course of business for patents, copyrights, trademarks, trade names and other intellectual property;

    (14) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Avaya and its Restricted Subsidiaries, taken as a whole;

    (15) any interest or title of a lessor in the property subject to any Capital Lease Obligation or operating lease;

    (16) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

    (17) Liens on equipment of Avaya or any Restricted Subsidiary created in connection with synthetic leases with respect to such equipment in an aggregate amount not to exceed $85 million;

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    (18) Liens created by or resulting from any litigation or legal proceeding that is currently being contested in good faith by appropriate proceedings;

    (19) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to any indenture, escrow agreement or similar agreement establishing a trust or an escrow arrangement;

    (20) governmental (federal, state or municipal) Liens arising out of contracts for the purchase of products and deposits or pledges to obtain the release of any such Liens;

    (21) Liens pursuant to any merger agreements, stock purchase agreements, asset sale agreements and similar agreements limiting the transfer of properties and assets or distributions, provided that such Lien is terminated upon consummation of the subject transaction;

    (22) Liens Incurred in the ordinary course of business of Avaya or any Restricted Subsidiary of Avaya with respect to obligations that do not exceed $10 million at any one time outstanding and that (a) are not Incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not materially impair the use thereof in the operation of business by Avaya or such Restricted Subsidiary;

    (23) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (7), (8), (9) or (10); PROVIDED, HOWEVER, that:

       (A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

       (B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (7), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing, refunding, extension, renewal or replacement;

    (24) Liens on receivables Incurred in connection with a Qualified Receivables Transaction; and

    (25) Liens on the Collateral securing the notes.

Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clause (7), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "--Covenants--Conditional Covenants--Limitation on Sale of Assets and Subsidiary Stock". For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

    "PREFERRED STOCK", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

    "PRINCIPAL" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

    "QUALIFIED RECEIVABLES TRANSACTION" means any transaction or series of transactions entered into by Avaya or any of its Restricted Subsidiaries in order to monetize or otherwise finance a pool (which may

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be fixed or revolving) of receivables, leases or other financial assets
(including, without limitation, financing contracts) (in each case whether now or existing or arising in the future), and which may include a grant of a security interest in any such receivables, leases, other financial assets (whether now existing or arising in the future) of Avaya or any of its Restricted Subsidiaries, and any assets related thereto, including all collateral securing such receivables, leases, or other financial assets, all contracts and all guarantees or other obligations in respect thereof, proceeds thereof and other assets that are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitization transactions involving receivables, leases, or other financial assets.

    "RATING DEFICIENCY PERIOD" means any period beginning on (a) the Issue Date or a date that the rating of the notes falls below either (i) Baa3 by Moody's or
(ii) BBB- by S&P, as the case may be, and ending on (b) a Suspension Date.

    "REFINANCE" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

    "REFINANCING INDEBTEDNESS" means Indebtedness that Refinances any Indebtedness of Avaya or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

    (1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

    (2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced; and

    (3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced;

PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include
(A) Indebtedness of a Subsidiary that Refinances Indebtedness of Avaya or
(B) Indebtedness of Avaya or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

    "RELATED BUSINESS" means any business in which Avaya or any Restricted Subsidiary was engaged on the Issue Date and any business related, ancillary or complementary to any business of Avaya in which Avaya was engaged on the Issue Date.

    "RESTRICTED PAYMENT" with respect to any Person means:

    (1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to Avaya or a Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

    (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Avaya held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Avaya (other than a Restricted Subsidiary), including the exercise of any option to

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       exchange any Capital Stock (other than into Capital Stock of Avaya that is not Disqualified Stock);

    (3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

    (4) the making of any Investment (other than a Permitted Investment) in any Person.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of Avaya that is not an Unrestricted Subsidiary.

    "REVOLVING CREDIT FACILITY AGREEMENT" means the Revolving Credit Facility Agreement among Avaya, as borrower, the lenders party thereto, Citibank, N.A., as Agent, The Chase Manhattan Bank, Deutsche Bank AG New York Branch and Credit Suisse First Boston, as Co-Syndicate Agents and Salomon Smith Barney Inc., as lead arranger, together with the related documents thereto (including the loans thereunder, any guarantees and security documents).

    "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and its successors.

    "SALE/LEASEBACK TRANSACTION" means an arrangement relating to property owned by Avaya or a Restricted Subsidiary on the Issue Date or thereafter acquired by Avaya or a Restricted Subsidiary whereby Avaya or a Restricted Subsidiary transfers such property to a Person and Avaya or a Restricted Subsidiary leases such property or substantially similar property from such Person.

    "SECURITY AGREEMENT" means the Security Agreement to be dated as of
March   , 2002, among Avaya and the other grantors named therein and the collateral trustee.

    "SECURITY DOCUMENTS" means the Security Agreement, the Collateral Trust Agreement the Intercreditor Agreement and any other agreement that governs the creation, rights, priority and preferences of such security interests in the Collateral.

    "SECURITY PERIOD" means each period beginning on the Issue Date or the date on which:

    (a) less than $400 million of unsecured indebtedness is outstanding or available under the Credit Agreements; and

    (b) Avaya's corporate credit rating falls below BBB- by S&P or Avaya's long-term senior unsecured debt rating falls below Baa3 by Moody's,

and ending on the date that:

    (i) Avaya's corporate credit is rated at least BBB by S&P and Avaya's long-term senior unsecured debt is rated at least Baa2 by Moody's, and to the extent Avaya's corporate credit rating is rated BBB by S&P or Avaya's long-term senior unsecured debt is rated Baa2 by Moody's, such rating shall not be accompanied by either (x) in the case of S&P, a negative outlook, creditwatch negative or the equivalent thereof or
        (y) in the case of Moody's, a negative outlook, a review for possible downgrade or the equivalent thereof; or

    (ii) at least $400 million of unsecured indebtedness is outstanding or available under the Credit Agreements.

    "SENIOR INDEBTEDNESS" means with respect to any Person:

    (1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

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    (2) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the notes; PROVIDED, HOWEVER, that Senior Indebtedness shall not include:

    (1) any obligation of such Person to any Subsidiary of such Person;

    (2) any liability for federal, state, local or other taxes owed or owing by such Person;

    (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

    (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in any respect to any other Indebtedness or other obligation of such Person; or

    (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the indenture.

    "STANDARD SECURITIZATION UNDERTAKINGS" means representations, warranties, covenants and indemnities entered into by Avaya or any of its Restricted Subsidiaries that are reasonably customary in an accounts receivable transaction.

    "STATED MATURITY" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "SUBORDINATED OBLIGATION" means any Indebtedness of Avaya (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

    "SUBSIDIARY" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

    (1) such Person;

    (2) such Person and one or more Subsidiaries of such Person; or

    (3) one or more Subsidiaries of such Person.

    "SUBSIDIARY GUARANTOR" means any Subsidiary of Avaya that Guarantees payment of the Notes.

    "SUSPENSION DATE" means the date that (1) the notes are rated at least BBB-by S&P and Baa3 by Moody's and, to the extent that such rating shall be BBB- by S&P or Baa3 by Moody's, such rating is not accompanied by either (x) in the case of S&P, a negative outlook, creditwatch negative or the equivalent thereof or
(y) in the case of Moody's, a negative outlook, a review for possible downgrade or the equivalent thereof and (2) Avaya delivers an Officer's Certificate to the trustee certifying that the notes have achieved the ratings described in clause (1) of this definition.

    "SUSPENSION PERIOD" means any period other than a Ratings Deficiency Period.

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    "TEMPORARY CASH INVESTMENTS" means any of the following:

    (1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

    (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

    (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

    (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Avaya) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group; and

    (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors
       Service, Inc.

    "364-DAY COMPETITIVE ADVANCE AND REVOLVING CREDIT FACILITY AGREEMENT" means the 364-Day Competitive Advance and Revolving Credit Facility Agreement dated as of August 28, 2001, among Avaya, as borrower, the lenders party thereto, Citibank, N.A., as Agent, The Chase Manhattan Bank, Deutsche Bank AG New York Branch and Credit Suisse First Boston, as Co-Syndicate Agents and Salomon Smith Barney Inc., as lead arranger, together with the related documents thereto (including the loans thereunder, any guarantees and security documents).

    "UNRESTRICTED SUBSIDIARY" means:

    (1) any Unrestricted Subsidiary of Avaya that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

    (2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of Avaya (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Avaya or any other Subsidiary of Avaya that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that (1) no Subsidiary may be designated an Unrestricted Subsidiary during a Suspension Period and (2) either (A) the Subsidiary to be so designated has total assets of $10,000 or less or (B) if such Subsidiary has assets greater than $10,000, such designation would be permitted under the covenant described under "--Covenants--Conditional Covenants--Limitation on Restricted Payments".

    The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (A) Avaya could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Covenants--Conditional Covenants--Limitation on Indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "VOTING STOCK" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

    "WARBURG EQUITY TRANSACTIONS" means (i) the Stock Purchase Agreement and
(ii) the Conversion and Exercise Agreement, each dated March 10, 2002 between Avaya, Warburg, Pincus Netherlands Equity Partners I., C.V., Warburg, Pincus Netherlands Equity Partners II., C.V., Warburg, Pincus Netherlands Equity Partners III, C.V. and Warburg, Pincus Equity Partners, L.P.

    "WARBURG TRANSACTIONS" means the transactions contemplated by (i) the Warburg Equity Transactions, (ii) the Preferred Stock and Warrant Purchase Agreement dated as of August 8, 2000, by and among the Avaya, Warburg, Pincus Equity Partners, L.P. and the other purchasers party thereto, including the terms of the Series B preferred stock and warrants issued pursuant thereto and
(iii) any amendment of the terms of the Series B preferred stock or exchange or equity interests for shares of Series B preferred stock, in each case, to the extent permitted under the Credit Agreements.

    "WHOLLY OWNED SUBSIDIARY" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by Avaya or one or more Wholly Owned Subsidiaries.

                     DESCRIPTION OF COLLATERAL ARRANGEMENTS

SECURITY AGREEMENT

    The security agreement, to be dated as of March   , 2002, made by Avaya,
   ,    , and the additional grantors to The Bank of New York, as collateral trustee for the benefit of the secured holders (as defined in the collateral trust agreement), provides for the granting of a security interest by us in substantially all of the grantors' equipment, accounts receivable, inventory, investment property, U.S. intellectual property, contract rights, deposit accounts, the stock of our domestic subsidiaries other than Avaya Receivables LLC, Mercury Insurance Inc., and Avaya International LLC, 65% of the stock of a foreign subsidiary which, together with its subsidiaries, holds the beneficial and economic right to utilize certain of our intellectual property outside North America, indebtedness owing to us, and all proceeds therefrom. The security interest secures (1) our obligations to the lenders owing under our credit agreements any other obligations of ours owed to any lender party to the credit agreements (including obligations under or in respect of letters of credit, hedge agreements, cash management agreements or otherwise) and (2) our obligations under the notes. The security interest in the collateral securing our obligations under the notes is subordinated to the security interest in the collateral securing our obligations to the lenders party to the credit agreements. The security interest in favor of the holders of the notes will remain in effect until the earliest of (i) the date on which the obligations under the credit agreements have been paid in full and the lender's commitments have been terminated and the notes have been repaid in full, (ii) the date on which our corporate credit rating is rated at least BBB by S&P and our long-term senior unsecured debt is rated at least Baa2 by Moody's, in each case without being accompanied by a negative outlook or its equivalent and (iii) the date on which at least $400 million of unsecured indebtedness is outstanding or available under our credit agreements. The security interest in favor of the lenders under the credit agreements will remain in effect until the earlier of the date that (i) our obligations under the credit agreements have been paid in full, or (ii) our corporate credit is rated at least BBB by S&P and our long-term senior unsecured debt is rated at least Baa2 by Moody's, in each case without being accompanied by a negative outlook or its equivalent. Upon the occurrence and continuation of certain specified events of default, including a payment default under either a credit agreement or the notes, our bankruptcy or the acceleration of all amounts due under either a credit agreement or the notes, the security agreement provides that, among other remedies, the collateral trustee may exercise any and all remedies of the grantors including the sale of the collateral.

COLLATERAL TRUST AGREEMENT

    The collateral trust agreement, dated as of March   , 2002, among the
grantors and the collateral trustee provides that the senior agents under the credit agreements and the trustee under the indenture governing the notes have the right, under certain circumstances, to direct the collateral trustee with respect to decisions relating to the exercise of remedies under the security agreement, the intercreditor agreement, the receivables intercreditor agreement and any subsequent intercreditor agreement. So long as obligations remain outstanding under the credit agreements, the lenders shall have the right to direct the collateral trustee, including, releasing collateral in connection with a sale permitted under the credit agreements and, in the case of a permitted securitization of receivables or real estate secured financings, to release portions of the collateral and enter into a subsequent intercreditor agreement. Net proceeds from any sales of collateral pursuant to the exercise of any remedy under the security agreement and the intercreditor agreement are applied first, after costs, expenses and fees of the collateral trustee, to the lenders under the credit agreements and the other secured agreements (as defined in the collateral trust agreement) and second, to the holders of the notes. The collateral trustee will, upon our request accompanied by a certificate to the effect that one of the conditions stated above for terminating the security interest of the lenders or the holders of notes has occurred, promptly release all the collateral and terminate the collateral agreements with respect to the lenders or the holders of notes, as the case may be.

INTERCREDITOR AGREEMENT

    The intercreditor agreement, dated as of March   , 2002 among Citibank, N.A.
as agent under the credit agreements, and The Bank of New York, as trustee under the indenture governing the notes, provides that the security interest of the lenders under the credit agreements is senior to the security interest of the collateral trustee in the collateral. The intercreditor agreement also provides that until the earlier of the date on which (i) the credit agreements and all other obligations owing to the lenders under the credit agreements have been paid in full after the maturity date of the credit agreements or (ii) our corporate credit rating is rated at least BBB by S&P and our long-term senior unsecured debt is rated at least Baa2 by Moody's, in each case without being accompanied by a negative outlook or its equivalent, the lenders under the credit agreements, in their sole discretion and to the exclusion of the collateral trustee, shall have, whether or not certain events of default have occurred under either the credit agreements or under the indenture governing the notes, the sole and exclusive right to direct the collateral trustee to take action with respect to the collateral including the right, among others, to release the collateral, with or without consideration, and to exercise voting rights in respect of the collateral. The collateral trustee's only right until such date is for the obligations under the notes to be secured by the collateral to the extent provided under the collateral agreements and, thereafter, to receive the collateral or any remainder of the proceeds, if any, of the collateral then held by the collateral trustee, after the credit agreements and all other obligations owing to the lenders under the credit agreements have been paid in full.

RECEIVABLES INTERCREDITOR AGREEMENT

    The receivables intercreditor agreement dated as of March   , 2002 by and
among the parties to the receivables purchase agreement, Avaya and         as
collateral agent for the secured parties under the security agreement, including the lenders under the credit agreements and the holders of the notes, (the "Bank Collateral Agent"), provides that, among other things, (a)(i) it terminates and releases any lien, encumbrance, security interest or other interest acquired by the Bank Collateral

Agent or any other secured party in the purchased receivables, the related security with respect thereto and the proceeds thereof or any other purchased property (as such terms are defined in the receivables intercreditor agreement),
(ii) any lien, claim, encumbrance, security interest or other interest acquired by the Bank Collateral Agent or any other secured party in the unsold receivables, the related security with respect thereto and the proceeds thereof or any other unsold receivables property (as such terms are defined in the receivables intercreditor agreement) will in all respects be junior and subordinate to any lien, claim, encumbrance, security interest or other interest acquired by the program agent under the receivables intercreditor agreement, or any purchaser therein (as such term is defined in the receivables intercreditor agreement). The receivables intercreditor agreement also provides that
(x) prior to the expiration, termination or payment in full under the credit agreements, all proceeds from the sale of collateral (which does not include the purchased property (other than unsold receivables property)) will to the extent required under the credit agreements, first be applied to repay indebtedness outstanding under the credit agreements and thereafter to us and (y)(i) prior to the expiration, termination or payment in full under the purchaser documents (as such term is defined in the receivables intercreditor agreement) all collections and other proceeds of the purchased property will, to the extent required under the purchaser documents, be paid to the program agent for the benefit of the investors and the lenders for application in accordance with the receivables purchase agreement until the termination date, (ii) any collections and proceeds of the purchased property not required to be applied pursuant to clause (y)(i) will be paid to Avaya Receivables Funding LLC in accordance with the receivables purchase agreement, (iii) prior to the expiration, termination or payment in full under the purchaser documents, all collections and other proceeds of the unsold receivables property will be paid to us unless provided otherwise under the purchaser documents and (iv) after the expiration, termination or payment in full under the purchaser documents, all collections and other proceeds of the unsold receivables property will be paid to us, unless provided otherwise under the credit agreements, provided however, that prior to the expiration, termination or payment in full under the credit agreements, all such remaining collections and proceeds of purchased property will, if required under the credit agreements, be paid directly to the Bank Collateral Agent for application against any claims under the credit agreements before being paid to us.

                                  UNDERWRITING

    Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation are acting as joint bookrunning managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated October 25, 2001 (as supplemented by the terms agreement dated the date of this prospectus supplement), each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

UNDERWRITER                                                   PRINCIPAL AMOUNT
-----------                                                   ----------------
Salomon Smith Barney Inc....................................      $
Credit Suisse First Boston Corporation......................
Deutsche Banc Alex. Brown Inc. .............................
J.P. Morgan Securities Inc. ................................
HSBC Securities (USA) Inc. .................................
Dresdner Kleinwort Wasserstein - Grantchester, Inc. ........
                                                                  --------
    Total...................................................      $
                                                                  ========

    The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

    The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a
concession not to exceed    % of the principal amount of the notes. The
underwriters may allow, and dealers may reallow a concession not to exceed    %
of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                              PAID BY AVAYA
                                                              -------------
Per note....................................................         %

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional $ million of notes at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotment, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a principal amount of notes approximately equal to that underwriter's initial purchase commitment.

    In connection with the offering, Salomon Smith Barney Inc. or Credit Suisse First Boston, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotments, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney or Credit Suisse First Boston, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our total expenses for this offering will be $         .

    Some of the underwriters or their affiliates have provided investment and commercial banking services to us or our affiliates in the past and may do so in the future. They receive customary fees and commissions for these services. Salomon Smith Barney Inc. acted as lead arranger under each of our credit agreements and Credit Suisse First Boston acted as co-syndication agent under our 364-Day Competitive Advance and Revolving Credit Facility Agreement. Citibank, N.A., an affiliate of Salomon Smith Barney Inc. acts as administrative agent under each of our credit facilities. Salomon Smith Barney Inc., Credit Suisse First Boston and/or their affiliates are also lenders under each of the credit agreements.

    We have engaged Salomon Smith Barney Inc. to explore solutions for our Connectivity Solutions segment, including the possible sale of the business. In addition, an affiliate of Salomon Smith Barney Inc. also participated in our receivables securitization program, On March 11, 2002, we notified the financial institution that is a party to our accounts receivable securitization facility that we have elected to terminate the program effective March 15, 2002.

    Warburg Pincus Equity Partners, L.P. and its related investment funds (collectively referred to as the Warburg Entities) currently own 4 million shares of our Series B preferred stock and warrants to purchase our common stock. Credit Suisse First Boston Corporation, one of the underwriters of this offering, is a subsidiary of Credit Suisse Group, which indirectly holds a 19.9% passive minority interest in Warburg, Pincus & Company, the general partner of Warburg, Pincus Ventures, one of our principal stockholders. On March 10, 2002, certain entities of the Warburg Entities entered into a Stock Purchase Agreement and a Conversion and Exercise Agreement. Under those agreements, the Warburg Entities will purchase approximately 14.4 million shares of our common stock for approximately $90 million. In addition, the Warburg Entities will convert all of their Series B preferred stock to approximately 38.3 million shares of our common stock and will exercise some warrants to purchase an additional 286,682 shares of our common stock for approximately $10 million. Upon completion of these transactions the Warburg Entities will hold approximately 53 million shares, or approximately 15.0%, of our common stock.

    Jeffrey Harris, a senior managing director of Warburg Pincus LLC, resigned from our board of directors prior to our board's approval of the agreements. Mr. Harris served as the chairman of our audit and finance committee. The Warburg Entities retain the right to designate a director for election by our stockholders who is not affiliated with the Warburg Entities. In addition, another director, Henry B. Schacht, is currently on leave of absence as a managing director and senior director of Warburg Pincus LLC.

    Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with National Association of Securities Dealers, Inc. members who are participating in this offering, this offering is being conducted in compliance with the National Association of Securities Dealers Conduct rules 2710(c)(8) and 2720. Pursuant to those rules, the yield of a debt security can be no lower than that recommended by a qualified independent underwriter, or QIU, which has participated in the preparation of this prospectus supplement and performed its usual standard of due diligence with respect to this prospectus supplement. In accordance with this requirement, Bear, Stearns & Co. Inc. has agreed to act as qualified independent underwriter with respect to the offering, and the yield of the notes will be no lower than that recommended by Bear, Stearns & Co. Inc. has performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement.

    Bear, Stearns & Co. Inc. will receive a fee of $      as compensation for
its services as QIU. In addition, during March 2002, Bear, Stearns & Co. Inc. acted as underwriter for an offering of 19,550,000 shares of our common stock and acted as financial advisor to us in connection with the proposed conversion of our Series B preferred stock held by the Warburg Entities and in connection with the proposed private placement of common stock to the Warburg Entities. Bear Stearns & Co. Inc. received customary fees for these services.

    We have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, as amended.

    It is expected that the delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this offering memorandum, which will be the fifth business day following the date of pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next two succeeding business days should consult their own advisor.

                             VALIDITY OF THE NOTES

    The validity of the notes offered in this prospectus supplement, as well as certain other legal matters, will be passed upon for us by Pamela F. Craven, our Senior Vice President, General Counsel and Secretary, and Sidley Austin Brown & Wood LLP, New York, New York. As of March 14, 2002, Pamela F. Craven owned 9,489 shares of our common stock, 182,411 restricted stock units of our common stock and options for 750,000 shares of our common stock. Shearman & Sterling, New York, New York, will pass upon certain legal matters for the underwriters.

PROSPECTUS

                                     [LOGO]

                                 $1,440,000,000

                                   AVAYA INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES

                               ------------------

    This prospectus is part of a registration statement which Avaya has filed with the Securities and Exchange Commission as part of a shelf registration process. Under this process, Avaya may sell common stock, preferred stock, debt securities or warrants to purchase debt securities, or any combination of these securities, in one or more offerings with a total initial offering price of up to $1,440,000,000. The purpose of this prospectus is to provide the general terms and conditions of the securities that Avaya intends to issue. The specific terms and conditions of securities issued in any particular offering will be provided in supplements to this prospectus. The prospectus supplements may also add, update or modify information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you make your investment decision.

    Avaya's common stock is listed on the New York Stock Exchange under the symbol "AV". On May 21, 2001, the last sale price of Avaya's common stock as reported on the New York Stock Exchange was $15.74.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

    This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 24, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Description of Avaya........................................      3
Forward Looking Statements..................................      5
Where to Find Additional Information Regarding Avaya........      6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Accretion...............      7
Use of Proceeds.............................................      7
Description of the Indenture and Debt Securities............      7
Description of the Warrants.................................     14
Description of Capital Stock................................     15
Plan of Distribution........................................     26
Legal Opinions..............................................     27
Experts.....................................................     27

                              DESCRIPTION OF AVAYA

    Avaya Inc. is a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our multi-service networking product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

    We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management and unified communications and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

    We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. We are particularly focused on delivering eBusiness communications that enable eBusiness. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. We currently offer many of the advanced products that we believe are important components of eBusiness communications solutions. We are focusing our strong research and development capabilities on developing new and improved business communications products and services.

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products, and if we do not successfully implement our strategy to expand our sales in market segments with higher growth rates, our revenue may continue to decline. Our strategy requires us to significantly change our focus in order to concentrate on the development and marketing of eBusiness solutions, and the uncertainty regarding this new market opportunity may result in a decrease in our revenue and profitability. In addition, we assumed a significant amount of debt in connection with our separation from Lucent Technologies Inc. and we may substantially increase our debt in the future, which could subject us to various restrictions and higher interest costs, and decrease our profitability.

    We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this prospectus as the "distribution." Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On
September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff. Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements.

RECENT DEVELOPMENTS

    On February 6, 2001, we acquired VPNet Technologies, Inc., a privately held developer of virtual private network solutions and devices, for an aggregate purchase price of approximately $117 million in cash and stock options. The acquisition was accounted for by the purchase method of accounting. In the second quarter of fiscal 2001, we recorded a $31 million charge for the purchased in-process research and development.

    On February 20, 2001, we announced a five-year agreement to outsource most of the manufacturing of our communications systems and software to Celestica Inc. We will receive approximately $200 million for the assets we are transferring to Celestica. The first phase of the transaction closed on May 4, 2001, with the remaining phases to be completed by the end of the first quarter of fiscal 2002.

    In March 2001, we incurred restructuring and related charges of
$134 million pre-tax in conjunction with this outsourcing agreement. Over the next six fiscal quarters, we will also incur approximately $45 million pre-tax in one-time implementation costs. Once the agreement is fully implemented at the end of fiscal 2002, we expect to realize net savings of approximately
$400 million pre-tax over the remaining term of the contract, $150 million of which will be realized in the last year of the agreement. Approximately 1,300 Avaya employees have joined Celestica as part of this transaction.
                            ------------------------

    Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains and incorporates by reference forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from forward looking statements we make include the factors described under "Risk Factors" in our registration statement on Form 10, which was declared effective by the SEC on September 15, 2000, factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may effect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative;

    - the outcome of pending and future litigation and governmental proceedings; and

    - the continued availability of financing, financial instruments and financial resources in the amounts at the times and on the terms required to support our future operations.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

              WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA

    Avaya files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Avaya files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Avaya's SEC filings are also available to the public through the SEC's web site at http://www.sec.gov.

    The SEC allows us to incorporate by reference the information that we file with them into this document. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including Avaya's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus and the accompanying prospectus supplement. Any information that we file with the SEC, specifically, those documents filed pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus, will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, the accompanying prospectus supplement and any previously filed document.

    The following documents have been filed by Avaya with the SEC (File No. 1-15951) and are incorporated by reference into this prospectus:

        1. Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

        2. Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000;

        3. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

        4. Current Report on Form 8-K dated October 2, 2000, filed October 2, 2000;

        5. Current Report on Form 8-K dated October 23, 2000, filed October 23, 2000; and

        6. Current Report on Form 8-K dated February 20, 2001, filed February 20, 2001.

    Copies of the above documents, along with exhibits specifically incorporated by reference into this prospectus or the prospectus supplement may be obtained without charge from the Office of the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920 (telephone number: 908-953-6000).

    No person is authorized to give any information or represent anything not contained in this prospectus and the accompanying prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Avaya's business, financial condition, results of operations and prospects may have changed since that date.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK ACCRETION

    The following table sets forth the unaudited historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion of Avaya and its subsidiaries.

                                                                              RATIO OF EARNINGS TO
                                                                RATIO OF         COMBINED FIXED
                                                               EARNINGS TO    CHARGES AND PREFERRED
                                                              FIXED CHARGES      STOCK ACCRETION
                                                              -------------   ---------------------
Six months ended March 31, 2001.............................         (*)                (*)
Year ended September 30, 2000...............................        (**)               (**)
Year ended September 30, 1999...............................        3.2                3.2
Year ended September 30, 1998...............................        2.9                2.9
Year ended September 30, 1997...............................        2.0                2.0
Nine months ended September 30, 1996........................        4.8                4.8

------------------------

(*) For the six months ended March 31, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges to preferred stock accretion by $74 million and $93 million, respectively.

(**) For the year ended September 30, 2000, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million.

    For purposes of determining the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion, earnings are defined as income (loss) from continuing operations before income taxes, less interest capitalized. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Certain years have been reclassified to conform to the current period presentation. Because there was no preferred stock accretion during the periods presented other than the six months ended
March 31, 2001, the ratio of earnings to combined fixed charges and preferred stock accretion is identical to the ratio of earnings to fixed charges for each such period.

                                USE OF PROCEEDS

    Avaya intends to use the proceeds from the sale of the securities for general corporate purposes, including debt repayment and refinancing, capital expenditures and acquisitions. The specific purpose of any individual issuance of securities will be described in the applicable prospectus supplement. The amount and timing of the sales of the securities will depend on market conditions.

                DESCRIPTION OF THE INDENTURE AND DEBT SECURITIES

    The debt securities will be issued under and controlled by an indenture between Avaya and The Bank of New York, as trustee. The following sections briefly outline the provisions of the indenture. The indenture is filed as an exhibit to the registration statement of which this prospectus forms a part, and you should read it in its entirety in order to completely understand its terms and conditions. The statements contained in this prospectus relating to the indenture and the debt securities we may issue under the indenture are summaries of their material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the Trust Indenture Act of 1939) and the debt securities.

GENERAL TERMS

    The debt securities:

       - will represent direct, unsecured, unsubordinated obligations of Avaya;

       - will rank equally with Avaya's other unsecured and unsubordinated debt;

       - may be issued in one or more series with the same or various maturities;

       - may be issued at a price of 100% of their principal amount or at a premium or discount;

       - may be issued in registered or bearer form and certificated or uncertificated form; and

       - may be represented by one or more global notes registered in the name of a designated depository's nominee, and if so, beneficial interests in the global note will be shown on and transfers of such interests will be made only through records maintained by the designated depository and its participants.

    The indenture does not limit the aggregate principal amount of debt securities that we may issue pursuant to its terms. In addition, the indenture does not limit the amount of other indebtedness or debt securities, other than certain Secured Indebtedness as described below, which our Subsidiaries or we may issue.

    Unless we state otherwise in a prospectus supplement, we will not offer, sell or deliver any bearer debt securities, including any bearer securities issued in global form, to any United States person. By United States person we mean a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any of its political subdivisions, or an estate or trust whose income is subject to United States federal income taxation regardless of its source.

    The prospectus supplement for any individual issuance of debt securities of any series will describe in detail, if applicable:

       - the total principal amount of the debt securities of that series;

       - the percentage of the principal amount at which the debt securities of that series will be sold;

       - the date(s) on which the debt securities of that series will mature, or whether such debt securities will be payable on demand;

       - the interest rate(s) that the debt securities of that series will bear and the method of calculating the rate(s);

       - the interest payment date(s);

       - the terms for redemption or early repayment;

       - the authorized denominations in which the debt securities of that series will be issued;

       - the currency in which the debt securities of that series will be denominated;

       - the currency in which the principal of or any premium or interest will be payable, if different than the currency in which the debt securities of that series are denominated;

       - the manner in which payments of principal of and any premium or interest on the debt securities of that series will be determined if the payment is to be based upon one or more indexes;

       - whether the debt securities of that series will be issuable in registered or bearer form or both, and whether the debt securities of that series shall be certificated or uncertificated;

       - whether the debt securities of that series will be represented by one or more global securities and, if so, whether any such global securities will be in registered or bearer form, the identity of the depository for such global security or securities and the method of transferring beneficial interests in such global security or securities;

       - information regarding book-entry procedures;

       - whether and under what circumstances we will pay additional amounts on any debt securities of that series held by a person who is not a United States person in respect of taxes or similar charges withheld and, if so, whether we will have the option to redeem the debt securities of that series rather than pay such additional amounts; and

       - any other terms, including any terms which may be required by or advisable under United States laws and regulations and laws of other relevant jurisdictions or advisable in connection with the marketing of the debt securities of that series.

    We will have the ability under the indenture to "reopen" a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of the series. We are also permitted to issue debt securities with the same terms as previously issued debt securities.

    We will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation of ours to purchase debt securities at the option of the holders. Any such obligation applicable to a series of debt securities will be described in the related prospectus supplement.

    Unless we indicate otherwise in an applicable prospectus supplement, we will issue debt securities only in denominations of $1,000 and integral multiples of $1,000. If we issue debt securities in a foreign currency, we will specify the authorized denominations in the prospectus supplement.

    If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. Original issue discount debt securities are securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

PAYMENT AND TRANSFER

    Unless we state otherwise in a prospectus supplement, if you have debt securities in registered form, we will make principal and interest payments at the office of the paying agent or agents that we will name in the prospectus supplement or by mailing a check to you at the address we have for you in the register. You may also exchange registered debt securities of any series at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

    If you have debt securities in bearer form, we will pay interest to you when you present and surrender the interest coupon for that interest payment at the office of our paying agent located outside the United States. Bearer securities and coupons are transferable by delivery. Unless we describe other procedures in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement.

    Bearer debt securities may be exchanged for an equal aggregate principal amount of registered or bearer debt securities of the same series having the same date of maturity, interest rate, original issue date and other terms in such authorized denominations as may be requested upon delivery of the bearer debt securities with all unpaid coupons to a transfer or paying agent as specified in the prospectus supplement and upon fulfillment of all other requirements of such agent.

    A prospectus supplement will describe the procedures for exchanging bearer debt securities, if applicable. Registered debt securities can never be exchanged for bearer debt securities.

    Neither Avaya nor the trustee will impose any service charge for any transfer or exchange of a debt security, however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

CONVERSION AND EXCHANGE

    The terms, if any, upon which debt securities of any series are convertible into or exchangeable for other securities, whether or not issued by us, property or cash, or a combination of any of the foregoing, will be set forth in the related prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which the securities, property or cash to be received by the holders of the debt securities would be calculated according to the factors and at such time as described in the related prospectus supplement.

COVENANTS

    For your benefit, we have agreed in the indenture to restrict certain of our activities as long as the debt securities of any series are outstanding. Some of those restrictions are described below. Because several definitions are both specific and complex, we have provided a separate definitions section to help you to understand certain capitalized terms in this section.

    Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under "--Covenants--Limitation on Liens", the indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase that amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any deletions from, modifications of or additions to the Events of Defaults described below or covenants of ours contained in the indenture, including any addition of a covenant or other provision providing event risk or similar protection.

    LIMITATIONS ON LIENS. Avaya will not create, assume, incur or guarantee, and will not permit any Restricted Subsidiary to create, assume, incur or guarantee, any Secured Indebtedness without concurrently providing that all the securities of each series then outstanding shall be secured equally and ratably with (or prior to) such Secured Indebtedness (together with, if Avaya shall so determine, any other indebtedness of Avaya or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the securities of each series) so long as such Secured Indebtedness shall be outstanding unless such Secured Indebtedness, when added to the aggregate amount of all Secured Indebtedness then outstanding (not including in this computation Secured Indebtedness if the securities of each series are secured equally and ratably with (or prior to) such Secured Indebtedness and further not including in this computation any Secured Indebtedness which is concurrently being retired), would not exceed the greater of $500 million or 15% of Consolidated Net Tangible Assets.

    CONSOLIDATIONS, MERGERS, SALES OR CONVEYANCES. Nothing contained in the indenture or in any of the debt securities of any series shall prevent any consolidation of Avaya with, or merger of Avaya into, any other corporation or corporations (whether or not affiliated with Avaya), or successive consolidations or mergers to which Avaya or its successor or successors shall be a party or parties, or shall prevent any sale, transfer, lease or conveyance of the property of Avaya (including stock of subsidiaries) as an entirety or substantially as an entirety to any other corporation (whether or not affiliated with Avaya) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia authorized to acquire and own or operate the same; PROVIDED, HOWEVER that:

    - upon any such consolidation, merger, sale or conveyance, the due and punctual payment of the principal of (and premium, if any) and interest on all of the securities of each series, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by Avaya, shall be expressly assumed, by supplemental indenture, reasonably satisfactory in form to the trustee, executed and delivered to the trustee by the corporation formed by such consolidation, or into which Avaya shall have been merged, or which shall have acquired such property;

    - immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Avaya or a Subsidiary as a result of such transaction as having been incurred by Avaya or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have happened and be continuing; and

    - either Avaya or the surviving entity delivers to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if required in connection with such transaction, the supplemental indenture comply with the applicable provisions of the indenture.

CERTAIN DEFINITIONS

    "Consolidated Net Tangible Assets" means the total assets of Avaya and its Subsidiaries, less current liabilities and certain intangible assets (other than product development costs).

    "Principal Property" means land, land improvements, buildings and associated factory, laboratory and office facilities (excluding all products marketed by Avaya or any of its subsidiaries) constituting a manufacturing, development, warehouse, service, office or operating facility owned by Avaya or a Restricted Subsidiary, located within the United States and having an acquisition cost plus capitalized improvements in excess of 2.0% of Consolidated Net Tangible Assets as of the date of such determination, other than any such property financed through the issuance of tax-exempt governmental obligations, or which the Board of Directors determines is not of material importance to Avaya and its Restricted Subsidiaries taken as a whole, or in which the interest of Avaya and all its subsidiaries does not exceed 50%. As of May 1, 2001, the aggregate net book value of Avaya's Principal Properties was substantially less than the Secured Indebtedness that is permitted under the limitations on liens covenant described above.

    "Restricted Subsidiary" means any Subsidiary of Avaya which has substantially all its property in the United States, which owns any Principal Property and in which the investment of Avaya and all its Subsidiaries exceeds 2.0% of Consolidated Net Tangible Assets as of the date of such determination, other than certain financing Subsidiaries and Subsidiaries formed or acquired after the date of the indenture for the purpose of acquiring the business or assets of another person and that do not acquire all or any substantial part of the business or assets of Avaya or any Restricted Subsidiary. Additionally, this definition includes any other Subsidiary designated by Avaya's Board of Directors as a Restricted Subsidiary.

    "Secured Indebtedness" means indebtedness of Avaya or any Restricted Subsidiary secured by any lien upon any Principal Property or the stock or indebtedness of a Restricted Subsidiary or any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary. However, this definition specifically excludes all indebtedness:

    - that was outstanding on the date of the indenture;

    - incurred after the date of the indenture to finance the acquisition, improvement or construction of such property and either secured by purchase money mortgages or liens placed on such property within 180 days of acquisition, improvement or construction;

    - secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or indebtedness;

    - owing to Avaya or any other Restricted Subsidiary;

    - existing at the time a corporation becomes a Restricted Subsidiary;

    - arising out of guarantees by Avaya of Secured Indebtedness of any Restricted Subsidiaries and guarantees by a Restricted Subsidiary of Secured Indebtedness of Avaya and any other Restricted Subsidiary;

    - arising from any sale and leaseback or synthetic lease transaction;

    - incurred to finance the acquisition or construction of property in favor of any country or any political subdivisions; and

    - replacing, extending or renewing of any such indebtedness (to the extent such indebtedness is not increased).

    "Subsidiary" means any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by Avaya or its Subsidiaries.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    If an Event of Default with respect to the debt securities of any series occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series may declare the principal amount (or such lesser amount as may be provided for in the debt securities of such series) of all outstanding debt securities of such series to be due and payable immediately, provided that upon certain events of bankruptcy or insolvency such principal amount shall become and be immediately due and payable without any declaration or other act. The holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement or waive any past default or Event of Default or allow us to not comply with any provision of the indenture. However, they cannot waive a default in payment of principal of, premium, if any, or interest on, any of the debt securities of such series. Any individual series of debt securities may have additional or different Events of Default from the Events of Default described herein. The prospectus supplement relating to any individual issuance of debt securities of any series will describe such additions or modifications. A default under one series of debt securities under the Indenture will not necessarily be a default under another series. Unless otherwise specified in a prospectus supplement, an Event of Default with respect to any series of debt securities occurs when:

    - Avaya fails to pay interest due on any debt security of that series for 30 days;

    - Avaya fails to pay principal of or premium on any debt securities of that series when due;

    - Avaya breaches any agreement in the debt securities of that series or in the indenture which continues for 90 days after written notice by the trustee or holders of at least 25% of the principal amount of the debt securities of that series at the time outstanding;

    - Avaya or any Restricted Subsidiary defaults in the payment of more than $100 million of indebtedness at the maturity thereof (after giving effect to any applicable grace period) or indebtedness of more than $100 million shall be accelerated, and such default and acceleration shall not be cured or annulled within 30 days after notice by the trustee or holders of at least 25% in principal amount of the outstanding series of debt securities; or

    - certain events in bankruptcy, insolvency or reorganization of Avaya occur.

    If a default occurs, the trustee will notify the holders of such series of all uncured and unwaived defaults known to it within 90 days. For the purpose of this provision, default means any event which is, or after notice or passage of time or both would be, an Event of Default. However, if the trustee determines in good faith that withholding notices is in the interest of the holders of such series it may do so except in the case of a payment default.

    The trustee, subject to its duty during an Event of Default in respect of any series of debt securities to act with the required standard of care, can refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it. If indemnity is provided, the indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee, in respect of such series.

    The terms for any series of debt securities may provide that the holders of debt securities of such series shall act as one class together with the holders of debt securities of one or more other series in voting, giving notice, waiving, giving directions or taking any other specified, permitted or authorized action.

DISCHARGE AND DEFEASANCE

    If we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then at our option, we will be discharged from our obligations with respect to the debt securities of such series or we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain Events of Default will no longer apply to us. The sufficiency of the deposit must be certified by a nationally recognized firm of independent public accountants.

    If we achieve discharge and defeasance, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Such holders may look only to such deposited funds or obligations for payment.

    Additionally, Avaya must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

MODIFICATION OF THE INDENTURE

    Avaya and the trustee may, without the consent of the holders of debt securities, enter into indentures supplemental to the indenture for, among others, one or more of the following purposes: (1) to cure any ambiguity, defect or inconsistency in the indenture or the debt securities of any services or to make any other change, provided no such action shall adversely affect the rights of any holder; (2) to evidence the succession of another person to Avaya, and the assumption by such successor of Avaya's obligations under the indenture and the debt securities; (3) to secure the debt securities; (4) to provide for uncertificated securities in addition to or in place of certificated securities; or (5) to establish the form or terms of any series of securities. Avaya and the trustee, with the consent of a majority in principal amount of the outstanding debt securities of each series affected, may modify or supplement the terms of the indenture. However, no supplemental indenture may, without the consent of each holder affected, change: (1) a maturity date; (2) the principal amount;
(3) any premium; (4) the interest rate; (5) the time of interest payment;
(6) the authorized currency; or (7) the percentage of outstanding debt securities required for debt holder action.

CONCERNING THE TRUSTEE

    In addition to the indenture, Avaya and The Bank of New York have had, and continue to have, other customary banking agreements and arrangements, including stock transfer agent, lending and depository relationships.

NEW YORK LAW TO GOVERN

    The indenture and the debt securities will be deemed to be a contract made under the laws of the State of New York, and for all purposes will be construed in accordance with the laws of such State without giving effect to its conflict of laws principles.

                          DESCRIPTION OF THE WARRANTS

    Avaya may issue warrants for the purchase of debt securities. Warrants may be issued independently or together with any debt securities offered by any prospectus supplement and may be attached to or separate from such debt securities. The warrants will be issued in one or more series under a warrant agreement to be entered into between Avaya and a bank or trust company, as warrant agent. The details of any series of warrants will be set forth in the applicable prospectus supplement. The warrant agent will act solely as an agent of Avaya in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summarizes certain provisions of the form of warrant agreement. You should read the form of warrant agreement which was filed on an exhibit to the registration statement of which this prospectus forms a part.

GENERAL TERMS

    The prospectus supplement for any individual issuance will describe in detail, if applicable:

    - the offering price and currency for which the warrants may be purchased;

    - the dates upon which the right to exercise the warrants will commence and expire;

    - if the warrants are not continuously exercisable, the specific date or dates on which they can be exercised;

    - whether the warrants will be issued in registered or bearer form or both and whether they will be issued in certificated or uncertificated form;

    - the terms of the debt securities which holders of warrants can purchase and the price to be paid to Avaya upon exercise;

    - if the debt securities to be purchased upon exercise will be issued in bearer form, any applicable restrictions;

    - if warrants are issued together with a series of debt securities, the name of such debt securities, their terms, the number of warrants accompanying each such debt security, and the date that the warrants and debt securities will become separately transferable;

    - any special United States federal tax implications of the warrants or their exercise; and

    - any other specific terms of the warrants.

    Warrant certificates may be exchanged for new warrant certificates of different denominations, transferred, and exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the underlying debt securities.

EXERCISE OF WARRANTS

    Warrant holders will be able to purchase the principal amount of debt securities at the exercise price designated in the prospectus supplement relating to the warrants. Warrants may not be exercised

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after 5:00 P.M., New York time, on the expiration date. Any warrants unexercised by that time and date will become void. Unless otherwise set forth in the applicable prospectus supplement, holders of warrants may exercise them by delivering properly completed warrant certificates and payment of the exercise price to the warrant agent at its corporate trust office. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the debt securities purchasable upon exercise. If a holder does not exercise all the warrants represented by a particular certificate, we will also issue a new certificate for the remaining number of warrants.

                          DESCRIPTION OF CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of preferred stock, par value $1.00 per share, and 1,500,000,000 shares of common stock, par value $0.01 per share. On March 31, 2001, 283,826,567 shares of our common stock were outstanding. Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Funds") own 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase 12,391,079 shares of our common stock. The Warburg Funds have preemptive rights in connection with their ownership, which entitle them to purchase additional shares in connection with certain public or nonpublic offerings of our common stock solely for cash in capital-raising transactions.

OUR COMMON STOCK

    The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, such holders will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. We have established plans to pay a dividend on shares of our common stock. The amount and timing of the dividend payment will be determined by our board of directors at a future date.

OUR PREFERRED STOCK

    Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

    - the designation of the series,

    - the number of shares of the series, which number our board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease, but not below the number of shares thereof then outstanding,

    - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or the method for determining the date or dates upon which dividends on the shares of such series shall be cumulative,

    - the redemption rights and price or prices, if any, for shares of the series,

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

    - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

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    - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of ours or of any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

    - restrictions on the issuance of shares of the same series or of any other class or series,

    - the voting rights, if any, of the holders of the shares of the series, and

    - any other relative rights, preferences and limitations of such series.

    We believe that the ability of our board of directors to establish one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue our preferred stock with terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

    7.5 million shares of our Series A junior participating preferred stock have been reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "Rights Agreement."

SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

    An aggregate of 4,000,000 shares of our Series B convertible participating preferred stock were issued on October 2, 2000 to the Warburg Funds. Set forth below is a summary of the terms of the Series B convertible participating preferred stock. For a complete description of all the terms of the Series B convertible participating preferred stock see the Certificate of Designation incorporated by reference hereto.

    RANK. With respect to payments of dividends, redemption payments, rights upon our liquidation, dissolution or the winding up of our affairs, or otherwise, our Series B convertible participating preferred stock ranks senior to our common stock. In the future, we may authorize and issue preferred stock which ranks senior to, in parity with or junior to the Series B convertible participating preferred

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stock. Consent of the holders of a majority of the outstanding shares of
Series B convertible participating preferred stock is required for us to:

    - amend, alter or repeal any provision of our certificate of incorporation (by merger or otherwise) in a way that would adversely affect the preferences, rights or powers of the Series B convertible participating preferred stock;

    - issue parity securities or increase the issued and authorized number of shares of Series B convertible participating preferred stock if either action would adversely affect the class voting rights of the Series B convertible participating preferred stock or increase the aggregate liquidation preference of the issued and outstanding parity securities or the Series B convertible participating preferred stock in excess of $400 million; or

    - issue securities that would rank senior to the Series B convertible participating preferred stock.

    LIQUIDATION PREFERENCE. The initial liquidation preference for each share of Series B convertible participating preferred stock is $100. From the date on which these shares were issued, until the tenth anniversary of that date, the liquidation preference for each share will increase at an annual rate of 6.5%, compounded quarterly. From and after the tenth anniversary of the date on which these shares were issued, the liquidation preference for each share will increase at an annual rate of 12.0%, compounded quarterly. The increase in the liquidation preference for any quarter will be reduced by the amount of any cash dividends we pay on the Series B convertible participating preferred stock in respect of such quarter, other than dividends paid on our common stock in which the Series B convertible participating preferred stock participates. As of March 31, 2001, the Series B convertible participating preferred stock had an aggregate liquidation value of $413.1 million.

    Following a change-in-control of Avaya occurring during the first five years after the issue date of October 2, 2000, other than a change-in-control transaction that is a business combination involving solely the issuance of common stock, some or all of the liquidation value of the Series B convertible participating preferred stock that would otherwise accrete through the fifth anniversary of the issue date will be accelerated, subject to our option to pay the accelerated accretion in cash in some instances.

    A change-in-control includes any of the following:

    - the acquisition of 50% or more of either our common stock or the combined voting power of our then outstanding securities entitled to vote in an election of our directors;

    - changes in the composition of a majority of our board of directors which are not supported by our incumbent board of directors;

    - a reorganization, consolidation, or merger or the sale or other disposition of all or substantially all of our assets unless, following the transaction, the holders of our common stock and voting securities prior to the transaction own more than 50% of the common stock and voting securities of us or the entity resulting from the transaction or that acquired all or substantially all of our assets, such holders maintain their proportionate ownership in us or the entity resulting from the transaction or that acquired all or substantially all of our assets and no person or entity owns 50% or more of the then-outstanding shares of the common stock or voting securities of us or the entity resulting from the transaction or that acquired all or substantially all of our assets; and

    - approval by our stockholders of a complete liquidation or dissolution of our company.

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    DIVIDENDS.  The holders of our Series B convertible participating preferred stock are entitled to receive dividends when declared by our board of directors, out of funds legally available for the payment of dividends as described below.

    - For so long as the Series B convertible participating preferred stock is outstanding, holders of Series B convertible participating preferred stock will receive dividends equally and ratably with the holders of our common stock. Equal and ratable dividends are calculated on an as converted basis, meaning we assume for the purposes of the calculation that the shares of Series B convertible participating preferred stock were converted into shares of our common stock on the record date for the relevant common stock dividend.

    - During the fourth and fifth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 3.25%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    - During the sixth through tenth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 6.5%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    - After the tenth anniversary of issuance, we will be required to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 12%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    REDEMPTION. At any time after the fifth anniversary of the issuance, we can force the holders of shares of Series B convertible participating preferred stock to convert their shares into common stock. If we give a notice of mandatory conversion, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

    - the liquidation value in effect on the redemption date; plus

    - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

    For 60 days following the occurrence of a change-in-control transaction, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

    - 101% of the liquidation value in effect on the redemption date; plus

    - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

    CONVERSION. Holders of shares of Series B convertible participating preferred stock may convert their shares into shares of our common stock at any time, at an initial conversion price of $26.71 per share of our common stock. The number of shares of our common stock into which each share of Series B convertible participating preferred stock will be convertible is determined by dividing the amount of the liquidation value at the time of the conversion of that share by the conversion price in effect as of the time of conversion. The conversion price is subject to adjustment upon the occurrence of any of the following actions: (i) the issuance of common stock at less than market value;
(ii) the declaration of a dividend or the making of a distribution on common stock in shares of common stock;

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(iii) the subdivision or reclassification of outstanding shares of common stock into a greater number of shares; (iv) the combination or reclassification of the outstanding shares of common stock into a smaller number of shares; (v) the fixing of a record date for the making of various distributions to all holders of shares of its common stock; (vi) the pro rata repurchase of common stock;
(vii) a business combination or reclassification of common stock; or (viii) any action affecting the common stock, which in the opinion of the board of directors would materially adversely affect the conversion rights of holders of Series B convertible participating preferred stock.

    From and after the fifth anniversary of the date of issuance of the Series B convertible participating preferred stock, we will have the right to require the holders of Series B convertible participating preferred stock, at our option, to convert any or all of their shares, into shares of our common stock at the conversion price in effect at that time, subject to the right (as described under "Redemption") of the holders to require us to redeem their shares if we give notice of a mandatory conversion.

    Based on the initial conversion price of $26.71, the Series B convertible participating preferred stock was convertible into an aggregate of 15,466,328 shares of our common stock as of March 31, 2001.

    VOTING RIGHTS. The holders of our shares of Series B convertible participating preferred stock:

    - are entitled to vote with the holders of our common stock on all matters submitted for a vote of the holders of common stock, voting together with the holders of our common stock as one class; and

    - are entitled to a number of votes equal to the number of votes to which the shares of common stock issuable upon conversion of the shares of Series B convertible participating preferred stock would have been entitled if such shares of common stock had been outstanding at the time of the applicable vote and related record date.

    Generally the holders of our shares of Series B convertible participating preferred stock are entitled to vote as a single class with respect to:

    - the amendment, alteration or repeal of any provision of our certificate of incorporation which adversely affects the preferences, rights or powers of the Series B convertible participating preferred stock; and

    - the authorization of any securities which would rank senior to the Series B convertible participating preferred stock or parity securities that would adversely affect the class voting rights of the Series B convertible participating preferred stock or have an aggregate liquidation preference in excess of $400 million.

WARRANTS

    As part of their investment, the Warburg Funds acquired warrants to purchase an aggregate of 12,391,079 shares of our common stock. The warrants have an exercise price equal to $34.73, subject to adjustment.

    The warrants were issued in two series: Series A warrants to purchase 6,883,933 shares of our common stock and Series B warrants to purchase 5,507,146 shares of our common stock. The Series A warrants have a four-year term, expiring October 2, 2004, and the Series B warrants have a five-year term, expiring October 2, 2005. During a period commencing on the effective date of the registration statement of which this prospectus is a part, until October 2, 2002, if the market price of our common stock exceeds 200%, in the case of the Series A warrants, and 225%, in the case of the Series B warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise

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of up to 50% of the four-year warrants and the five-year warrants, respectively.
The warrants are exercisable immediately and have customary antidilution rights.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  BY-LAWS

    BOARD OF DIRECTORS. Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2001, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2002 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2003, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the annual meeting of stockholders to be held after the end of fiscal 2001, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

    Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class; provided, however, that any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all our voting stock then outstanding, voting together as a single class.

    These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be

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transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

    ADVANCE NOTICE PROCEDURES. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

    Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and we make no public announcement naming all of the nominees for director or specifying the size of our increased board at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

    In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

    AMENDMENT. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

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RIGHTS AGREEMENT

    Our board of directors has adopted a rights agreement with The Bank of New York, as rights agent. The rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. For information on how to obtain a copy of the rights agreement, please see "Where to Find Additional Information Regarding Avaya".

    ANTI-TAKEOVER EFFECTS. The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

    EXERCISABILITY OF RIGHTS. Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $1.00 per share, at an initial purchase price of $125, subject to the customary antidilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "Series A Junior Participating Preferred Stock" below.

    The rights will not become exercisable until the earliest of:

    - 10 business days following a public announcement that a person or group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding

    - 10 business days after we first determine that a person or group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding or

    - such date, if any, as may be designated by the board of directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 10% or more of our common stock then outstanding (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

    Additionally, at any time a person or a group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding and we have registered the securities subject to the rights under the Securities Act, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

    Our sale to the Warburg Funds of 4,000,000 shares of Series B convertible participating preferred stock and warrants to purchase our common stock did not trigger the exercisability of the rights under our rights agreement. These investors shall not be deemed to be the beneficial owners of any shares of common stock:

    - that these investors acquire or can acquire by converting their shares of Series B convertible participating preferred stock into shares of our common stock;

    - that these investors acquire or can acquire by exercising their warrants to purchase shares of our common stock;

    - that these investors acquire, directly or indirectly, by exercising their preemptive rights granted in connection with their investment; or

    - as a result of their ownership of the Series B convertible participating preferred stock or warrants acquired pursuant to their initial investment.

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    The various features of our rights agreement are described below.

    "FLIP IN" FEATURE. In the event a person or group becomes the beneficial owner of securities representing 10% or more of our common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a share of our Series A junior participating preferred stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that an exercise price of $125 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 10% or more of our common stock then outstanding, can exercise his or her right by paying us $125 in order to receive from us shares of common stock having a value equal to $250.

    "EXCHANGE" FEATURE. At any time after a person or group becomes the beneficial owner of securities representing 10% or more, but less than 50%, of our common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for our common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving shares of our common stock.

    "FLIP OVER" FEATURE. In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets and those of our subsidiaries or our earning power and that of our subsidiaries, in each case taken as a whole, are sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 10% or more of, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

    REDEMPTION OF RIGHTS.  At any time before the earlier to occur of:

    - public disclosure that a person or group has become the beneficial owner
      of securities   representing 10% or more of our common stock then
      outstanding or

    - our determination that a person or group has become the beneficial owner
      of securities   representing 10% or more of our common stock then
      outstanding

    our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "Exercisability of Rights" above, will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

    AMENDMENT OF RIGHTS. At any time before a person or group becomes the beneficial owner of securities representing 10% or more of our common stock then outstanding, the terms of the existing rights agreement maybe amended by our board of directors without the consent of the holders of the rights.

    However, if at any time after a person or group beneficially owns securities representing 10% or more, or such lower percentage as may be amended in the existing rights agreement, of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable.

    TERMINATION OF RIGHTS. If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

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    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK.  In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 7.5 million shares of Series A junior participating preferred stock.

    We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-thousandth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

    - is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

    - will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each share of common stock;

    - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per share of common stock;

    - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

    - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

    The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

    Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

       - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of' the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

       - the affiliates and associates of any such person.

    Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is acting as the transfer agent and registrar for our common stock.

                              PLAN OF DISTRIBUTION

    Avaya may sell the securities in four ways:

    - through underwriters;

    - through dealers;

    - through agents; and

    - directly to purchasers.

    If Avaya uses underwriters in an offering of securities using this prospectus, we will execute an underwriting agreement with one or more underwriters. The names of those underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if any are purchased. Underwriters may sell those securities through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If Avaya uses underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

    We may grant to the underwriters option to purchase additional offered securities, to cover over- allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

    If Avaya uses a dealer in an offering of securities using this prospectus, we will sell the offered securities to the dealer as principal. The dealer may then resell those securities to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.

    If Avaya designates an agent or agents in an offering of securities using this prospectus, unless otherwise indicated in a prospectus supplement, that agent will be acting on a best efforts basis for the period of its appointment.

    Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

    Underwriters, dealers, agents or remarketing firms participating in a distribution of securities using this prospectus may be deemed to be underwriters under the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from us or from purchasers of offered securities for whom they act as agents, will be disclosed in the prospectus supplement. Pursuant to agreements that we may enter into, underwriters, dealers, agents or remarketing firms who participate in the distribution of securities by use of this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers, agents or remarketing firms may be required to make in respect of these liabilities.

    We may offer to sell securities, either at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

    We may authorize underwriters, and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. Any commission paid to agents and underwriters soliciting purchases of securities pursuant to delayed delivery contracts accepted by us will be detailed in the prospectus supplement.

    We may also use this prospectus to directly solicit offers to purchase securities. Except as set forth in the applicable prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

    Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

    The validity of the securities offered in this prospectus, as well as certain other legal matters, will be passed upon by Pamela F. Craven, Vice President, General Counsel and Secretary, of the Company. As of March 1, 2001, Pamela F. Craven owned 1,220 shares of Avaya common stock and options and stock units for 1,355,538 shares of Avaya common stock.

                                    EXPERTS

    The consolidated financial statements of Avaya as of September 30, 2000 and 1999 and for each of the three fiscal years in the period ended September 30, 2000 incorporated by reference in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the changes in accounting as described in Notes 2 and 11 to the consolidated financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $300,000,000

                                   AVAYA INC.

                        % SENIOR SECURED NOTES DUE 2009

                                     [LOGO]

                                     ------

                             PROSPECTUS SUPPLEMENT

                                           , 2002

                                   ---------

                              SALOMON SMITH BARNEY

                           CREDIT SUISSE FIRST BOSTON

                                     -----

                           DEUTSCHE BANC ALEX. BROWN

                                    JPMORGAN

                                      HSBC

                         DRESDNER KLEINWORT WASSERSTEIN

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